Exhibit 2.1

EQUITY PURCHASE AGREEMENT
BY AND AMONG
RIPIC HOLDCO INC.,
ROPER INTERNATIONAL HOLDING, INC.,
RIPIC EQUITY LLC
CD&R TREE DELAWARE HOLDINGS, L.P.
AND,
SOLELY FOR PURPOSES OF SECTION 6.25,
ROPER TECHNOLOGIES, INC.
Dated as of May 29, 2022

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EXHIBITS*

Exhibit 1.1(a)	Accounting Principles
Exhibit 1.1(b)	Knowledge
Exhibit 1.1(c)	Restructuring
Exhibit 1.1(d)	Form of LLC Agreement
Exhibit 1.1(e)	Form of Investor Rights Agreement
Exhibit 1.1(f)	Form of Sunquest Transition Services Agreement
Exhibit 1.1(g)	Form of Trademark License Agreement
Exhibit 1.1(h)	Form of Transition Services Agreement
Exhibit 6.12(a)	Indemnified Guarantees
Exhibit 8.1(f)	Form of Amendment to the Credit Agreement
*The related exhibits and schedules are not being filed herewith. The Company agrees to furnish supplementally a copy of any such exhibits and schedules to the Securities and Exchange Commission upon request.

EQUITY PURCHASE AGREEMENT
This EQUITY PURCHASE AGREEMENT, dated May 28, 2022 (this “Agreement”), is made and entered into by and among RIPIC Holdco Inc., a Delaware corporation (“RIPIC Holdco”), Roper International Holding, Inc., a Delaware corporation (“Roper Holdings” and, together with RIPIC Holdco, the “Sellers”, and each a “Seller”), RIPIC Equity LLC, a Delaware limited liability company (the “Company”), CD&R Tree Delaware Holdings, L.P., a Delaware limited partnership (“Buyer”), and, solely for purposes of Section 6.25, Roper Technologies, Inc., a Delaware corporation (“Parent”). Sellers, the Company and Buyer are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.
WHEREAS, after giving effect to the Restructuring, Sellers will directly own all of the issued and outstanding equity interests (the “Equity Interests”) of the Company and the Company will directly own all of the issued and outstanding equity interests of RIPIC Holdings, LLC, a Delaware limited liability company (“Holdings”);
WHEREAS, immediately prior to the Closing, a Subsidiary of the Company will enter into the Debt Financing Agreements and obtain the Debt Financing;
WHEREAS, at the Closing but prior to Buyer’s purchase of the Purchased Equity Interests, the Company will cause one or more of its Subsidiaries to make, directly or indirectly, a cash distribution to Holdings in an aggregate amount equal to the Estimated Distribution Amount, immediately following which Holdings will make a cash distribution to the Company in an aggregate amount equal to the Estimated Distribution Amount, immediately following which the Company will make a cash distribution to Sellers in an aggregate amount equal to the Estimated Distribution Amount;
WHEREAS, immediately after the distribution by the Company of the Estimated Distribution Amount, Sellers will sell to Buyer, and Buyer will purchase from Sellers for the Purchase Price, 51% of the Equity Interests (the “Purchased Equity Interests”), on the terms and subject to the conditions set forth herein;
WHEREAS, immediately after the payment of the Purchase Price and sale of the Purchased Equity Interests to Buyer, Sellers will own, in the aggregate, 49% of the Equity Interests; and
WHEREAS, in connection with the transactions contemplated by this Agreement and immediately after the Closing, (x) Sellers, Buyer and, solely for the purposes of Section 10.14 thereto Parent will enter into an amended and restated limited liability company agreement of the Company, substantially in the form attached hereto as Exhibit 1.1(d) (the “LLC Agreement”) and (y) Sellers, Buyer, the Company and Holdings will enter into an investor rights agreement, substantially in the form attached hereto as Exhibit 1.1(e) (the “Investor Rights Agreement”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

Article I

DEFINITIONS
Section 1.1Definitions. The following terms, as used in this Agreement, have the following meanings:
“Accounting Principles” means those accounting principles attached as Exhibit 1.1(a).
“Action” means any action, mediation, suit, charge, audit, litigation, audit, arbitration, claim, proceeding or investigation.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person; provided that no portfolio company controlled or managed by Clayton, Dubilier & Rice, LLC or any of its affiliates shall be deemed an “Affiliate” of Buyer hereunder.
“Ancillary Agreements” means the LLC Agreement, the Investor Rights Agreement, the Sunquest Transition Services Agreement, the Transition Services Agreement and the Trademark License Agreement.
“Antitrust Laws” means any national, regional, domestic or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.
“Balance Sheet Date” means December 31, 2021.
“Base Distribution Amount” means an amount of cash equal to $1,775,000,000 (obtained by subtracting the estimated amount of Buyer Transaction Expenses from $1,950,000,000), less the amount paid or payable by the Company Group pursuant to the last sentence of Section 2.1(a).
“Business Day” means any day except Saturday, Sunday or any days on which banks in New York, New York are required by Law to close.
“Buyer Fundamental Warranties” means the representations and warranties set forth in Section 5.1 (Organization), Section 5.2 (Authorization) and Section 5.3(a) (Consents and Approvals; No Violations).
“Buyer Transaction Expenses” means, without duplication, the sum of all (a) reasonable and documented fees, costs and expenses (including legal, accounting and financial advisor fees and expenses) that are incurred by Buyer through the Closing Date in connection with the transactions contemplated by this Agreement and (b) any fees payable to any Governmental Entity (including pursuant to Section 6.3) or to other third parties (excluding, for the avoidance of doubt, any Affiliates of either Seller) in connection with the transactions contemplated by this Agreement, in each case whether accrued for or not.
“Cash” means the cash and cash equivalents convertible into cash within 30 days of the Company Group, security deposits made by a Seller or its Affiliates to landlords in respect of the Leased Real Property, and any received but not cleared checks, drafts and wires (to the extent the corresponding accounts receivable has not been included in the final determination of Net Working Capital) but excluding (a) the amount of any cash or cash equivalent that is subject to restrictions on use or distribution by Contract, (b) with respect to cash and cash equivalents held outside of the United States, the applicable amount of repatriation cost deductions set forth on Schedule 1.1(a), and (c)

the amount of any cash used to pay Company Transaction Expenses between the Valuation Time and immediately prior to the Closing, provided that “Cash” shall be reduced by the amounts of any issued but not cleared checks, drafts and wires (to the extent the corresponding accounts payable or liability has not been included in the final determination of Net Working Capital).
“Charter Documents” means, (a) with respect to a limited liability company, the articles or certificate of organization or formation, and limited liability company agreement or operating agreement, as applicable, (b) with respect to a corporation, the certificate or articles of incorporation and bylaws, (c) with respect to a limited partnership, the certificate of limited partnership and the agreement of limited partnership and (d) with respect to any other entity, documentation of similar substance to any of the foregoing.
“Code” means the U.S. Internal Revenue Code of 1986.
“Combined Tax Return” means any Tax Return of any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, consolidated, combined, unitary or similar group defined under any state, local, or non-U.S. Law that includes Parent or any of its Affiliates that are not being transferred pursuant to this Agreement, on the one hand, and the Company (or any other Company Group Member) (including any predecessors of any Company Group Member), on the other hand.
“Company Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by any Company Group Member.
“Company Group” means, collectively, the Company and each of its Subsidiaries, after giving effect to the Restructuring.
“Company Group Member” means any of the Company or any of its Subsidiaries, after giving effect to the Restructuring.
“Company Indebtedness” means the aggregate amount of Indebtedness of the Company Group.
“Company Intellectual Property” means any Intellectual Property that is owned by any Company Group Member, including Company Registered Intellectual Property.
“Company Portion Awards” has the meaning set forth in Schedule 6.10(g).
“Company Portion Award Costs” has the meaning set forth in Schedule 6.10(g).
“Company Registered Intellectual Property” means all of the Registered Intellectual Property that is owned by any Company Group Member.
“Company Transaction Expenses” means, without duplication, the sum of all unpaid (as of immediately prior to Closing) (a) fees, costs and expenses (including legal accounting and financial advisor fees and expenses) that are incurred by any Company Group Member through the Closing Date in connection with the transactions contemplated by this Agreement and (b) sale, change of control, retention or similar bonuses and amounts that will or may become payable by any Company Group Member in connection with or as a result of the consummation of the transactions contemplated by this Agreement (excluding sales commission and sales incentive, severance and “stay-around,” retention and similar bonuses that are payable following Closing without regard to the consummation of the transactions contemplated by this Agreement), and including, for purposes of this clause (b), the employer portion of any employment, social security or other payroll Taxes payable in connection therewith, in each case whether accrued for or not.
“Confidential Information Memorandum” means the Management Presentation document regarding the Company Group dated January 2022.
“Confidentiality Agreement” means that certain confidentiality agreement, dated June 17, 2021, by and between Parent and Clayton, Dubilier & Rice, LLC.
“Contracts” means all agreements, contracts, leases, subleases, change orders, work orders, purchase orders and all other legally enforceable commitments, in each case, whether written or oral, including any amendments, supplements and modifications thereto.
“Controlled Group Liability” means any Liability with respect to the Company Group’s affiliation with Seller and its Affiliates, including pursuant to its ERISA Affiliates, arising (a) under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code incurred by any Person, (b) in respect of or relating to any “multiemployer plan” (as defined in Section 414(f) of the Code), any “multiple employer plan” (as defined in Section 413 of the Code) or any “multiple employer welfare plan” (as defined in Section 3(40) of ERISA), (c) any Liabilities resulting from failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (d) under any Laws of any jurisdiction outside of the U.S. analogous to those described in clauses (a), (b) and (c).
“Covered Business” means the business within the business of the Company Group as conducted since January 1, 2021 through the Closing.
“Current Assets” means the current assets of the Company Group as of the Valuation Time, determined in accordance with the Accounting Principles.
“Current Liabilities” means the current liabilities of the Company Group as of the Valuation Time, determined in accordance with the Accounting Principles and excluding any item included in the calculation of Indebtedness.
“Debt Financing Sources” means the Persons (including the Lenders and each agent and arranger) that have committed to provide, or have otherwise entered into agreements in connection with the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, advisors, attorneys, agents and Representatives of the foregoing, and their respective successors and assigns.
“Distribution Amount” means (a) the Base Distribution Amount, plus (b) the amount of Cash, minus (c) the amount of Company Indebtedness, minus (d) the amount of Company Transaction Expenses, plus (e) the Net Working Capital Adjustment (whether positive or negative).
“Earnout Amount” has the meaning set forth on Schedule 2.9.
“Earnout EBITDA” has the meaning set forth on Schedule 2.9.
“Earnout Threshold” has the meaning set forth on Schedule 2.9.

“Employee Benefit Plan” means, with respect to any Person, each plan that provides compensation or employee benefits for the employees, former employees, directors, consultants or independent contractors of such Person or the dependents of any of them or that is sponsored, maintained or contributed to (or obligated to be sponsored, maintained or contributed to) by such Person, including (a) each profit sharing, 401(k), stock purchase, stock option and other equity compensation plan, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (d) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, determined without regard to whether such plan is subject to ERISA) and (e) any other bonus, incentive, deferred compensation, vacation, stock purchase, phantom equity or phantom bonus plan or agreement, stock option, equity or equity-based, severance, employment, consulting, change of control, transaction, retention or similar bonus, pension, retirement, or fringe benefit plan or other compensation plan, program, policy, agreement or other Contract or arrangement, whether or not reduced to writing.
“Environmental Laws” means all Laws relating to pollution control, protection of the environment, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air and Laws related to Hazardous Substances.
“Environmental Permits” means all Licenses issued pursuant to Environmental Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any corporation or trade or business, any other corporation or trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first corporation or trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first corporation or trade or business pursuant to Section 4001(a)(14) of ERISA.
“Export Controls” means any applicable Laws controlling the export of any goods, technology or services, including, but not limited to, the Export Administration Act of 1979, the Arms Export Control Act, the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State; and The Export Control Regulation (EU) 2021/821, as implemented and enforced in any member state.
“Financial Statements” means (a) as of the date of this Agreement, (i) the unaudited balance sheet of the Company Group (excluding the Sunquest Business) as of, and the related unaudited statement of profit and loss of the Company Group (excluding the Sunquest Business) for the 12-month periods ended, December 31, 2021 and December 31, 2020 and (ii) the unaudited balance sheet of the Company Group as of, and the related unaudited statement of profit and loss of the Company Group for the 3-month period ended, March 31, 2022, and (b) as of the Closing Date, (i) the audited balance sheet of the Company Group as of, and the related audited statements of members’ equity, profit and loss and cash flows of the Company Group for the 12-month periods ended, December 31, 2021 and December 31, 2020 and (ii) the unaudited balance sheet of the Company Group as of, and the related unaudited statement of profit and loss of the Company Group for the 3-month period ended, March 31, 2022.
“GAAP” means generally accepted accounting principles in the U.S.

“Governmental Entity” means any foreign, federal, state, provincial or local government, board, bureau, commission, or any political subdivision thereof or any court, or other judicial body, tribunal, or arbitrator, administrative or regulatory agency, department, instrumentality, or other governmental authority or agency, or any other entity exercising executive, legislative, regulatory, taxing or administrative functions of or pertaining to the government, in any jurisdiction.
“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by any Company Group Member is governed by or subject to applicable Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means (a) all indebtedness or obligations for borrowed money (including reimbursement and all other obligations with respect to letters of credit, bankers’ acceptances, performance bonds and surety bonds in each case to the extent drawn upon or payable and not contingent, but excluding accounts payable incurred in the Ordinary Course), (b) all obligations evidenced by notes, bonds (other than performance or surety bonds), mortgages, debentures or other similar instruments, (c) all obligations under interest rate swap Contracts, swap Contracts, foreign currency exchange Contracts or other hedging or similar Contracts (including any breakage or associated fees), (d) all obligations of any Company Group Member for the deferred payment of the purchase price or property or assets purchased, including “earn-outs”, “seller notes” or similar Liabilities payable with respect to the acquisition of any business, assets or securities (valued at the maximum potential amount payable), (e) all obligations pursuant to or with respect to leases classified as capital leases or finance leases in the Financial Statements or in accordance with GAAP, (f) declared and unpaid dividends or distributions, loans and other amounts owed to any Seller or any of its respective Affiliates, (g) an amount equal to all unpaid income Taxes (including franchise Taxes or margin Taxes imposed in lieu thereof but not including any Liability for unpaid income Taxes due to having been a member of a group filing a Combined Tax Return or any other income Taxes payable by Sellers pursuant to Section 6.8(b)) imposed on, incurred or payable by any Company Group Member for any Pre-Closing Tax Period, whether or not such Taxes are due and payable as of the Closing Date, determined with respect to any Straddle Period in accordance with Section 6.8(d) and calculated as of the end of the Closing Date (but excluding any Taxes arising as a result of transactions occurring after the Closing on the Closing Date that are outside the Ordinary Course and not otherwise contemplated by this Agreement or directed by Sellers or any of their Affiliates); provided, however, that (i) any amounts described in this clause (g) shall be determined on a jurisdiction-by-jurisdiction basis and in no event shall such Taxes be less than zero in any jurisdiction, (ii) any Tax attributes, losses, credits, carryovers or other similar items (including net operating losses and foreign Tax credits) and estimated tax payments shall be taken into account, (A) solely to the extent attributable to any Pre-Closing Tax Period and to the extent such item actually reduces cash Taxes payable (or would reduce such cash Taxes taking into account the appropriate method of Straddle Period allocation set forth in Section 6.8(d)) in such Pre-Closing Tax Period and (B) Tax assets shall only reduce or offset a Tax liability to the extent such Tax asset is of the same type and jurisdiction as such Tax liability (e.g., an income Tax asset shall only reduce or offset an income Tax liability and, similarly, a state Tax asset shall not offset or reduce a Tax liability imposed by another state or any other jurisdiction) and (iii) all deferred Tax assets and deferred Tax liabilities shall be excluded, (h) all obligations in respect of severance and related costs for employees terminated prior to the Closing, other than those included in the Calculation of Company Transaction Expenses or otherwise included in Net Working Capital, (i) all unpaid obligations and Liabilities (including in respect of severance and related costs for employees terminated prior to

Closing, and any other unpaid employee or employment-related costs, facility closure and moving costs and residual lease liabilities) relating to the PAC German Restructuring or any other historical restructuring initiative, other than those included in the calculation of Company Transaction Expenses or otherwise included in Net Working Capital, (j) as applicable, the employer portion of any related employment, social security or other payroll Taxes incurred in respect of the liabilities and obligations referenced in clauses (h) and (i) above (as if such liabilities or obligations were paid on the Closing Date), (k) all obligations in respect of bonuses for performance periods ending before January 1, 2023 (other than those included in the calculation of Company Transaction Expenses or otherwise included in Net Working Capital) earned or accrued according to Accounting Principles (or that should have been accrued for periods prior to January 1, 2023), together with the employer portion of any related employment, social security or other Taxes incurred in respect of such obligations (as if such obligations were paid on the Closing Date), (l) all unpaid 401(k) plan employer matching or other contributions in respect of the period prior to Closing (whether or not accrued), (m) any payroll Taxes or other amounts payable by the Company Group that (x) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) or any similar foreign, federal, state or local Law providing for deferral of employment related Taxes or providing for grants or subsidies in respect of wages or employment related Taxes and (y) are payable following the Closing, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable foreign, federal, state or local Law to reduce the amount of any such Taxes or other amounts payable or owed, (n) any unfunded Liability for the arrangements set forth on Schedule 1.1(b) to the extent such exceeds the overfunding of the arrangements identified as overfunded and set forth on Schedule 1.1(b), (o) Intercompany Balances to the extent not settled prior to or as of the Closing, (p) current and non-current portions of long-term debt, (q) any Liabilities (other than lease liabilities and deferred Tax liabilities) in excess of $10,000,000 in the aggregate (and only to the extent such Liabilities exceed $10,000,000 in the aggregate) which are reflected on the December 31, 2021 balance sheet of the audited Financial Statements that were not reflected on the December 31, 2021 balance sheet of the unaudited Financial Statements and which (i) remain outstanding as of the Closing and (ii) are not Current Liabilities, (r) any negative cash balances reclassed to accounts payable (and such shall not decrease the calculation of Cash), (s) all obligations of the type referred to in (a) through (r) of any Person for which any Company Group Member is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, (t) all obligations of the type referred to in clauses (a) through (s) secured by any Lien on any property or asset of any Company Group Member and (u) for clauses (a) through (t) above, all unpaid interest thereon, if any, and any termination fees, breakage costs, premiums, penalties, make-whole payments and other fees and expenses required to be paid or offered.
“Insurance Policies” means policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates) issued in the name of Seller or its Affiliates (other than a member of the Company Group) prior to the Closing, but not including any Company Benefit Plan or Parent Benefit Plan.
“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, inventor’s certificates, discoveries, ideas, processes, formulae, designs, models, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists and all documentation relating to any of the foregoing; (c) all works of authorship (whether copyrightable or not), computer programs and other Software, firmware, microcode, and implementations (whether in object code or source code), databases, moral rights and waivers and consent not to enforce such moral rights, all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto; (d) all industrial designs; (e) all Trademarks; (f) all registrations and applications to register or renew the registration of any of the foregoing; and (g) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, now existing and related to the foregoing, including but not limited to rights to limit the use or disclosure thereof by any Person (or any other equivalent or similar type of proprietary intellectual property rights arising from or related to intellectual property) and the right to bring suit, pursue past, current and future violations, infringements or misappropriations, and collections.
“Intercompany Balances” means all non-trade related balances, including loans, between any member of the Company Group, on the one hand, and Seller or any of its Affiliates (other than the Company Group), on the other hand.
“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (including such equipment that interfaces with third-party Software or systems) owned, leased or licensed by, or otherwise under control of the Company Group.
“Knowledge” means, with respect to Sellers, all facts actually known by those individuals listed on Exhibit 1.1(b) on the date hereof.
“Law” or “Laws” means any statutes, rules, codes, regulations, or ordinances of, or issued by, any Governmental Entity or other requirement or rule of law (including common law), and including all applicable laws relating to anti-bribery or anti-correction.
“Leased Real Property” means the premises and the parcels of real property currently leased, subleased, licensed or similarly occupied by any Company Group Member, together with all structures, fixtures and improvements thereon.
“Legal Dispute” means any Action between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or the transactions contemplated hereby.
“Liabilities” means all liabilities, costs, expenses, debts, commitments and obligations of every kind and nature, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including, but not limited to, those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.
“Licenses” means all licenses, permits, registrations, concessions, grants, certificates, approvals, waivers, variances, filings, consents and other authorizations issued by any Governmental Entity.
“Liens” means mortgages, liens, pledges, deeds of trust, security interests, charges, claims, covenants, conditions, restrictions, occupancy agreements, use restrictions, easements, encroachments, options, conditional sales agreements, rights of way, rights of first offer, rights of first refusal, conditional title arrangements or leases in the nature thereof and other encumbrances.
“Losses” means any claims, Liabilities, damages, losses, costs, Taxes, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including reasonable attorneys’ fees and expenses), but excluding consequential, indirect, punitive or exemplary damages or lost profits or revenues.

“Malicious Code” means any malicious code, malware, mobile code or virus, trojan horse, worm, program, or sub-program for which the intended purpose is to enable unauthorized access, erase, damage or corrupt data or otherwise interfere with the normal operation of the computer system containing the code, program or sub-program or any Software, computer data, network memory or hardware.
“Marketing Period” means the first period of 12 consecutive Business Days after the date hereof throughout and at the end of which (i) Buyer shall have the Required Information and (ii) the conditions set forth in Section 7.1 and Section 7.3 shall be satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be fulfilled by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 12 consecutive Business Day period; provided that (x) (i) if such 12 consecutive Business Day period shall not have ended on or prior to August 19, 2022, then such 12 consecutive Business Day period shall not commence prior to September 6, 2022 and (ii) if such 12 consecutive Business Day period shall not have ended on or prior to December 22, 2022, then such 12 consecutive Business Day period shall not commence prior to January 3, 2023 and (y) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the Closing Date, (A) PricewaterhouseCoopers LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Information) shall have withdrawn its audit opinion with respect to any of the audited financial statements of the Company Group or that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another nationally-recognized independent public accounting firm, (B) the Company Group or any of its Affiliates restates or the board of directors or managers of the Company Group or any of its Affiliates has determined to (or has determined to cause the Company Group to) restate or PricewaterhouseCoopers LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Information) has determined that it is necessary to restate any historical financial statements of the Company Group or that are included in the Required Information or the Company Group or any of its Affiliates shall have determined that a restatement of any such historical financial statements is required, in which case, the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the board of directors of Parent subsequently concludes that no restatement shall be required of the Company Group in accordance with GAAP; or (C) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company Group, necessary in order to make the statements contained in the Required Information, in light of the circumstances under which they were made, not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission; provided, further, that if Sellers shall in good faith reasonably believe they have provided the Required Information and that the Marketing Period has commenced, they may deliver to Buyer a written notice to that effect (stating when they believe they completed such delivery and when they believe such period has commenced), in which case, subject to clauses (A) through (C) above, the Marketing Period will be deemed to have commenced on the first Business Day immediately following such notice unless Buyer, in good faith, believes the Marketing Period has not commenced and within five Business Days after the delivery of such notice by Sellers, delivers a written notice to Sellers to that effect (setting forth with reasonable specificity why Buyer believes the Marketing Period has not commenced).
“Material Adverse Effect” means (a) any event, change, occurrence, circumstance or effect that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect upon the Company Group, taken as a whole, other than events, changes, occurrences, circumstances or effects resulting from or relating to (i) general economic or market conditions affecting the industry or markets in which the Company Group operates, (ii) the identity of Buyer or the announcement of the transactions contemplated by this Agreement, (iii) except in the case of Section 3.4 and Section 4.4, (A) the execution of, compliance with the terms of, or the taking of any action required, or the failure to take any action prohibited, by this Agreement or the taking of any action requested by Buyer or (B) the consummation of the transactions contemplated by this Agreement, (iv) any change or proposed change in GAAP or other accounting requirements or principles or the interpretation thereof or any change or proposed change in applicable Laws or the interpretation thereof (including any pronouncement or guideline issued by a Governmental Entity, the Center for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, health conditions (including any public health emergency, epidemic, pandemic, or disease outbreak)), (v) any national or international political or social conditions, including the engagement by any jurisdiction in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or escalation of any military or terrorist attack, (vi) pandemics, epidemics, earthquakes, hurricanes, tornadoes or other natural disasters, (vii) general financial, banking, securities or capital market conditions, including interest rates or market prices, or changes therein, or (viii) any failure by the Company Group to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that this clause (viii) will not prevent a determination that any event, change, occurrence, circumstance or effect underlying such failure has resulted in a Material Adverse Effect (to the extent such event, change, occurrence, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)), and in the case of clauses (i), (iv), (v), (vi) and (vii) above, except to the extent that any such event, change, occurrence, circumstance or effect has a materially disproportionate and adverse effect on the Company Group, taken as a whole, relative to other businesses in the industries in which the Company Group operates, and/or (b) a material adverse effect on a Party’s ability to enter into, perform its obligations under, or consummate the transactions contemplated by, this Agreement; provided, however, that any event, change, occurrence, circumstance or event that is cured prior to the Closing Date will not be considered a Material Adverse Effect.
“Maximum Earnout Amount” means $51,000,000.
“Net Working Capital” means Current Assets minus Current Liabilities.
“Net Working Capital Adjustment” means the amount by which Net Working Capital is greater than the Net Working Capital Ceiling or less than the Net Working Capital Floor; provided that (a) the Net Working Capital Adjustment will be positive if Net Working Capital is greater than the Net Working Capital Ceiling and negative if Net Working Capital is less than the Net Working Capital Floor, and (b) the Net Working Capital Adjustment will be zero if Net Working Capital is equal to or less than the Net Working Capital Ceiling, but greater than or equal to the Net Working Capital Floor.
“Net Working Capital Ceiling” means $173,000,000.
“Net Working Capital Floor” means $167,000,000.
“NLRB” means the U.S. National Labor Relations Board.
“Order” means any award, order, judgment, writ, injunction, ruling, edict or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Course” means the ordinary course of business of the Company Group consistent with past practice.
“Owned Real Property” means the premises and the parcels of real property currently owned by any Company Group Member, together with all structures, fixtures and improvements thereon.
“PAC German Restructuring” means the closure of manufacturing operations at the PAC facility located in Lauda, Germany.
“Parent Benefit Plan” means each Employee Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or its Subsidiaries (other than the Company Group).
“Parent Employment Liabilities” means all (a) Controlled Group Liabilities, (b) Liabilities arising in respect of any Parent Benefit Plan, (c) without limiting the foregoing, Liabilities in respect of any Parent Stock Awards (whether settled prior to, upon or after the Closing Date) other than as provided by Section 6.10(g), the Roper Employee Stock Purchase Plan and the Roper Industries, Inc. Non-Qualified Retirement Plan, and (d) any severance, termination payment or similar Liabilities arising in respect of any employee or individual independent contractor as a result of the Restructuring, or arising prior to the Closing as a result of any plant or site closures, reduction in force, workforce restructuring or similar action, including, for purposes of clauses (c) and (d), the employer portion of any employment, social security or other payroll Taxes payable in connection therewith.
“Parent Stock Award” means outstanding awards of equity granted under any of the Parent Stock Plans to any employee, director, individual independent contractor or consultant of the Company Group.
“Parent Stock Plans” means the Roper Industries Inc. 2006 Amended and Restated Incentive Plan, Roper Technologies, Inc. 2016 Incentive Plan and the Roper Technologies, Inc. 2021 Incentive Plan, and in each case all award agreements issued thereunder.
“Permitted Liens” means (a) Liens imposed by Law for Taxes not yet due and payable, that are being properly contested by appropriate proceedings or for which adequate reserves have been established on the most recent Financial Statements, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not overdue by more than 30 days or that are being properly contested by appropriate proceedings, (d) easements, zoning restrictions, rights-of-way, Licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any real property that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of the Company Group at any real property subject to such Liens, (e) any (i) interest or title of a lessor or sublessor, or lessee or sublessee under any lease, (ii) restriction or encumbrance that the interest or title of such lessor or sublessor, or lessee or sublessee may be subject to or (iii) subordination of the interest of the lessee or sublessee under such lease to any restriction or encumbrance referred to in the preceding clause (ii) and (f) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as required by GAAP has been made therefor and as long as such Lien remains unperfected; provided, that notwithstanding the foregoing, the term “Permitted Liens” will not include any Lien securing indebtedness for money borrowed by Parent or any of its Affiliates (including the Company Group).

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.
“Personal Information” means information, in any form, that (a) identifies, relates to, describes, is capable of being associated with, or could be linked, directly or indirectly, or used to contact or locate a natural Person, including name, address, telephone number, email address, billing information, driver’s license number, other government-issued identifier, vehicle identification number, online identifier, device identifier, IP address, browsing history, search history or other website, application or online activity or usage data, location data, or biometric data, and/or (b) is “personally identifiable information,” “personal information,” “personal data” or similar term under one or more applicable Laws.
“Pre-Closing Tax Period” means any Taxable period ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Taxable period ending on and including the Closing Date.
“Privacy Laws” means all applicable Law, guidance issued by any Governmental Entity, and industry guidance, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, Social Security number protection, Processing and security of payment card information, and email, text message, or telephone communications, including the Federal Trade Commission Act; the Telephone Consumer Protection Act; the Telemarketing and Consumer Fraud and Abuse Prevention Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003; the Children’s Online Privacy Protection Act; the Driver’s Privacy Protection Act of 1994, the California Consumer Privacy Act of 2018; the Computer Fraud and Abuse Act; the Payment Card Industry Data Security Standards; and all other similar international, federal, state, provincial, and local applicable Law and binding guidance.
“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Information.
“Purchase Price” means an amount of cash equal to $828,750,000.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered Trademarks and any applications related to Trademarks, (c) registered copyrights and applications for copyright registration and (d) domain name registrations.
“Regulation S-X” means Regulation S-X promulgated under the Securities Act.
“Regulatory Clearances” means the required clearances, approvals, expirations or terminations of waiting periods (including the expiration or termination of any commitment by Buyer and Seller embodied in a timing agreement with a U.S. Governmental Entity not to close the transactions contemplated by this Agreement before a certain date), as applicable, (a) under applicable Antitrust Laws and (b) as set forth on Schedule 1.1(c).
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, managers, members, accountants, consultants (including any investment banker or financial advisor), agents and other authorized representatives.
“Required Information” means (a)(i) the audited combined balance sheets and the related combined statements of members’ equity, profit and loss and cash flows of the Company Group as of and for the two most recently completed fiscal years ended at least 120 days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of PricewaterhouseCoopers LLP, and (ii) the unaudited combined balance sheets and related combined statements of members’ equity, profit and loss and cash flows of the Company Group for any subsequent fiscal quarter ended at least 60 days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than, in each case, the fourth quarter of any fiscal year) and, in each case, for the comparable period of the prior fiscal year, in the case of each of clauses (i) and (ii) above, prepared in accordance with GAAP; (b) financial statements and all other financial information necessary to allow Buyer to prepare pro forma financial statements (including for the most recent four fiscal quarter period ended at least 60 days prior to the Closing Date (or, if the end of the most recently completed four fiscal quarter period is the end of a fiscal year, ended at least 120 days prior to the Closing Date)) that give effect to the transactions contemplated hereunder as if the transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of profit and loss) and which are prepared in accordance with GAAP, but which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting; (c) any replacements or restatements of and supplements to the information specified in items (a) and (b) above if any such information would go stale, contain a material misstatement or omission or otherwise be unusable for such purposes; (d) all financial or other information regarding the Company Group reasonably requested by Buyer in connection with the preparation of customary bank information memoranda, lenders’ presentations and other marketing materials relevant to the Debt Financing, including the confidential information memorandum contemplated by the Debt Commitment Letter; and (e) the authorization letters referred to in Section 6.20(d)(iii)(B).
“Restructuring” means the transactions and other actions set forth on Exhibit 1.1(c), which includes, for the avoidance of doubt, the steps required to be undertaken with the intention of facilitating a step-up in asset tax basis for Buyer.
“Retained Businesses” means all of the businesses and operations of the Sellers or any of their respective Affiliates (other than the Company Group) as at the date of this Agreement, other than the Covered Business.
“Sanctioned Jurisdiction” means any country, region or territory that is the subject of comprehensive Sanctions which widely prohibit dealings or transactions in, with or involving such country, region or territory (at the time of this Agreement, Crimea, Luhansk, Donetsk regions of Ukraine, Russia, Cuba, Iran, North Korea and Syria).
“Sanctions” means any Applicable Laws, executive orders, regulations or other requirements relating to any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and anti-terrorism laws, including those imposed, administered or enforced by (a) the United States of America (including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order), (b) the United Nations Security Council, (c) the European Union or any member state thereof, (d) the United Kingdom (including the Office of Financial Sanctions Implementation of Her Majesty’s Treasury) or (e) any other Governmental Authority, to the extent applicable to the Company Group.

“Schedules” means the disclosure schedules to this Agreement.
“Security Incident” means any loss, theft, or accidental, unlawful or unauthorized access, use, loss, disclosure, denial, alteration, destruction, disclosure, compromise, modification or other unauthorized Processing of Personal Information or other non-public information owned, used, maintained, received or controlled by or on behalf of the Company Group.
“Seller Fundamental Tax Warranties” means the representations and warranties set forth in Sections 3.14(n), (o) and (p) (without regard to the Schedules).

“Seller Fundamental Warranties” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries), Section 3.4(a) (Consents and Approvals; No Violations), Section 4.1 (Authorization), Section 4.2 (Interest Ownership), Section 4.3(a) (Consents and Approvals; No Violations), Section 4.5 (Certain Fees) and the Seller Fundamental Tax Warranties.
“Seller Taxes” means any and all (a) income Taxes for which any Company Group Member (including any predecessors or successors thereof) is liable as a result of being a member of any affiliated, combined, consolidated, unitary or similar group for applicable Tax purposes on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar federal, state, local or non-U.S. Law or regulation, (b) income Taxes of any Person (other than any Company Group Member (including any predecessors or successors thereof)) imposed on any Company Group Member (including any predecessors or successors thereof) as a transferee or successor, by Contract (other than by reason of customary provisions contained in any customary contract for the provision of goods and services entered into in the Ordinary Course or commercial lending contracts entered into with third parties, in each case the primary purpose of which is not related to Taxes) or pursuant to any applicable Law, which Taxes relate to an event or transaction occurring at or before the Closing, (c) income Taxes imposed on, allocated or attributable to or incurred or payable by any Company Group Member (including any predecessors or successors thereof) with respect to a Pre-Closing Tax Period, together with any interest, penalty or additions to Tax accruing after the Closing Date on Taxes described in this clause (c), (d) Taxes imposed on Parent, Sellers or any of their Affiliates that are not being transferred pursuant to this Agreement for any Taxable period (including any such Taxes imposed as a result of the transactions contemplated by this Agreement, other than Transfer Taxes), (e) Transfer Taxes for which the Sellers are liable pursuant to Section 6.8(g), (f) Taxes for any Pre-Closing Tax Period for which Buyer or any of its Affiliates (including the Company Group Members from and after the Closing) is liable that arise from or are attributable to the Restructuring, including any amendments or modifications thereto, (g) income Taxes resulting from any breach of the Seller Fundamental Tax Warranties and (h) income Taxes resulting from any breach of the Seller’s obligations pursuant to Section 6.8 or Section 6.16, in each case of clauses (a) through (h), except to the extent of any such Taxes that are actually taken into account in Net Working Capital or Company Indebtedness or paid by the Sellers, including pursuant to Section 6.8(b) or (c). For purposes of this provision, the term “income Taxes” means all Taxes imposed on or determined with reference to income, profits or gross receipts, including any franchise Taxes imposed in lieu thereof, and direct or indirect capital gains Taxes.
“Shared Contract” means any Contract pursuant to which a Person other than a Seller or its Affiliates provides assets, services, rights or benefits to a Seller or its Affiliates (other than the Company Group) in respect of (a) the Covered Business and (b) the Retained Businesses).

“Software” means any (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, in each case, in any and all forms of media.
“Solvent” when used with respect to any Person or group of Persons on a combined basis, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person (or group of Persons on a combined basis) will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person (or group of Persons on a combined basis) on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person (or group of Persons on a combined basis) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person (or group of Persons on a combined basis) will be able to pay its liabilities, including contingent and other liabilities, as they mature.
“Sponsor” means Clayton, Dubilier & Rice Fund XI, L.P., a Cayman Islands exempted limited partnership.
“Subsidiary” or “Subsidiaries” mean, with respect to a Person, a corporation, partnership, limited liability company, joint venture or other entity of which (a) such Person has ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the securities or ownership interests of such entity are owned, directly or indirectly, through one or more intermediaries, by such Person. For the avoidance of doubt, the Company’s Subsidiaries will include any entity that will be the Company’s Subsidiary upon the completion of the Restructuring.
“Sunquest Business” means the Company Group’s (a) specialized laboratory software for utilization by (i) molecular pathology diagnostic laboratories; and (ii) laboratories focused on complex genetic testing; and (b) general laboratory workflow on premises software maintenance agreements.
“Sunquest Transition Services Agreement” means the Sunquest Transition Services Agreement between Sunquest Information Systems, Inc., a Pennsylvania corporation, and Sunquest LIMS LLC, a Delaware limited liability company, substantially in the form attached hereto as Exhibit 1.1(f).
“Tax Return” means any original or amended report, form, return, declaration, schedule, claim for refund or information return or statement required to be supplied to a Governmental Entity in connection with Taxes or any amendment to any of the foregoing.
“Taxes” (and with a correlative meaning, “Taxable”) means (a) any and all federal, state, local or non-U.S. taxes, charges, duties, fees, levies or other assessments, including income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by any Governmental Entity, and including any interest, penalty or addition imposed thereon, in each case, whether disputed or not and (b) any liability for payment of amounts described in clause (a) whether as a result of any transferee or successor liability or of being a member of an affiliated, consolidated, combined or unitary group, including any liability pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of federal, state, local or non-U.S. Law), by Contract, Law, or otherwise.
“Trademark License Agreement” means a trademark license agreement between Parent or one or more of its Affiliates and Holdings, substantially in the form attached hereto as Exhibit 1.1(g).
“Trademarks” means all registered trademarks and service marks, logos, internet domain names, service marks, trade dress, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks, and any other indicia of origin.
“Transaction Tax Deductions” means any Tax deductions allowed under applicable Law relating to (a) the pay down or satisfaction of the Company Indebtedness, (b) the payment of the Company Transaction Expenses and (c) any other deductible payments attributable to the Restructuring or Buyer’s purchase of the Purchased Equity Interests pursuant to this Agreement that are economically borne by a Seller in accordance with the terms of this Agreement.
“Transfer Taxes” means all stock transfer, notarial, filing, recordation, goods, services, sales, use, real or personal property transfer, mortgage, documentary, value-added, stamp and all other similar Taxes or other like charges imposed by any Governmental Entity in connection with the transactions contemplated by this Agreement (which, for the avoidance of doubt, shall not include any (a) Taxes imposed on or determined with reference to net income, profits or gross receipts, including any franchise Taxes imposed in lieu thereof, and (b) direct or indirect capital gains Taxes, including any Taxes imposed on any Company Group Member as a method of collecting such Taxes).
“Transition Services Agreement” means the Transition Services Agreement between Parent or one or more of its Affiliates and Holdings, substantially in the form attached hereto as Exhibit 1.1(h).
“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.
“U.S.” means the United States of America.
“U.S. Benefit Plan” means each Company Benefit Plan maintained exclusively or primarily for employees of the Company Group (other than retention Contracts and existing retention-related Liabilities under offer letters) who are employed in the U.S.
“Valuation Time” means 11:59 p.m. Eastern time on the day prior to the Closing Date.
“Willful Breach” means a breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

Section 1.2Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adjustment Amount	Section 2.6(d)
Affiliate Transaction	Section 3.20(b)
Agreement	Preamble
Allocation	Section 6.8(o)
Alternative Financing	Section 6.20(c)
Anti-Corruption Laws	Section 3.24(a)
Available Insurance Policies	Section 6.17(a)
Business Client	Section 6.19(a)
Buyer	Preamble
Buyer Related Parties	Section 8.2(e)
Carve-Out Operations	Section 6.3(g)
Claims	Section 6.15
Closing	Section 2.3
Closing Date	Section 2.3
Collective Bargaining Agreement	Section 3.18(c)
Commitment Letters	Section 5.5(a)
Company	Preamble
Company Closing Statement	Section 2.6(a)
Company Employees	Section 6.10(a)
Company Release Parties	Section 6.15
Company Severance Arrangements	Section 6.10(b)
Data Partners	Section 3.21(a)
Data Security Obligations	Section 3.21(a)
Debt Commitment Letter	Section 5.5(a)
Debt Financing	Section 5.5(a)
Debt Financing Agreements	Section 6.20(a)
Debt Marketing Materials	Section 6.20(d)(iii)
Earnout Review Period	Section 2.9(a)
Earnout Statement	Section 2.9(a)
Enforcement and Reimbursement Costs	Section 8.2(e)
Equity Commitment Letter	Section 5.5(a)
Equity Interests	Recitals
Equity Financing	Section 5.5(a)
Estimated Cash	Section 2.2
Estimated Closing Statement	Section 2.2
Estimated Company Indebtedness	Section 2.2
Estimated Company Transaction Expenses	Section 2.2
Estimated Distribution Amount	Section 2.2
Estimated Net Working Capital	Section 2.2

Estimated Net Working Capital Adjustment	Section 2.2
Fee Letter	Section 5.5(a)
Final Closing Statement	Section 2.6(c)
Financing	Section 5.5(a)
Foreign Benefit Plan	Section 3.17(d)
Government Official	Section 3.24(f)
Governmental Authority	Section 3.24(f)
Holdings	Recitals
Holdings LLC Agreement	Section 6.16(b)
Indemnified Guarantees	Section 6.12(a)
Independent Accountant	Section 2.6(b)
Intercompany Agreement	Section 3.20(a)
Investor Rights Agreement	Recitals
IRS	Section 3.17(b)(v)
JD	Section 10.11(a)
Lenders	Section 5.5(a)
Limited Guarantee	Section 5.5(b)
Licensed Intellectual Property	Section 3.10(b)
LLC Agreement	Recitals
Material Contracts	Section 3.13(a)
Material Customer	Section 3.22(a)
Material Leases	Section 3.9(a)
Material Supplier	Section 3.22(b)
Noncompete Period	Section 6.19(a)
Outside Date	Section 8.1(d)
Parent	Preamble
Parties	Preamble
Party	Preamble
PBGC	Section 3.17(b)(iii)
Pre-Closing Tax Proceeding	Section 6.8(m)
Press Release	Section 6.5
Privileged Deal Communications	Section 10.11(b)
Purchased Equity Interests	Recitals
Regulatory Action………………………………………………	Section 6.3(d)
Relevant Persons	Section 3.24(a)
Resolved Matters	Section 2.6(b)
Review Period	Section 2.6(b)
RIPIC Holdco	Preamble
Roper Holdings	Preamble
Securities Act	Section 5.8(a)
Seller Marks	Section 6.11
Seller Parties	Section 10.11(a)
Seller Prepared Tax Returns	Section 6.8(b)

Seller Related Parties	Section 8.1(e)
Seller Release Parties	Section 6.15
Sellers	Preamble
Straddle Period	Section 6.8(d)
Supporting Documentation	Section 6.8(e)
Termination Fee	Section 8.2(e)
Transaction Tax Treatment	Section 6.8(n)
Transition Period	Section 6.11
Tree Stock Awards……………………………………………...	Section 3.17(h)
Unresolved Matters	Section 2.6(b)
WARN Act	Section 3.18(h)

Section 1.3Construction.
(a)Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s), (vii) references to “written” or “in writing” include in electronic form, (viii) references to any Person includes such Person’s successors and permitted assigns and (ix) references to “$” mean the lawful currency of the United States.
(b)Unless otherwise set forth in this Agreement, references in this Agreement, including the Exhibits and Schedules, to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.
(c)References to statutes include all rules and regulations promulgated thereunder and references to statutes, rules and regulations will be construed as including all statutes, rules and regulatory provisions consolidating, amending or replacing the statute, rule or regulation.
(d)An item arising with respect to a specific representation or warranty shall be deemed to be “reflected in or on” or “reserved for or against” or “disclosed in” or “shown in” a balance sheet or financial statements to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto.
(e)Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement, the documents referred to herein and this Agreement will not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.
Article II

PURCHASE AND SALE
Section 2.1    Completion of the Closing Transactions. Subject to the terms and conditions of this Agreement, at the Closing:
(a)Debt Financing. Immediately prior to the Closing, the Company will cause one or more Subsidiaries of the Company that, in each case, is an entity disregarded as separate from the Company for U.S. federal income Tax purposes, to enter into the Debt Financing Agreements, incur the Debt Financing and to make the payments with respect to the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letter or any Debt Financing that constitutes an Alternative Financing in accordance with Section 6.20(c) hereof. The Company will cause one or more Subsidiaries of the Company to complete the steps of the Restructuring described in Schedule 2.1(a) and make the related payments associated therewith to Sellers or their Affiliates from the proceeds of the Debt Financing.
(b)Payment of Estimated Company Transaction Expenses and Buyer Transaction Expenses. Immediately following the completion of the actions contemplated in clause (a), the Company will, or will cause one of the Company Group Members to, (i) pay the Estimated Company Transaction Expenses set forth on the Estimated Closing Statement to the applicable third parties (or, in the case of amounts to be paid through payroll processing, the Company Group) and (ii) to the extent requested by Buyer, pay the Buyer Transaction Expenses pursuant to Section 10.1.
(c)Distribution. Concurrently with the actions contemplated in clause (b) and prior to Buyer’s purchase of the Purchased Equity Interests, the Company will cause one of the Company Group Members to distribute the Estimated Distribution Amount to Holdings, immediately following which the Company will cause Holdings to distribute the Estimated Distribution Amount to the Company immediately following which the Company will distribute the Estimated Distribution Amount to Sellers, directly or indirectly.
(d)Payment of Purchase Price. Immediately following the distribution contemplated in clause (c), (i) Buyer will pay or cause to be paid to Sellers the Purchase Price and (ii) each Seller will sell, convey, assign, transfer and deliver to Buyer, and Buyer will purchase, acquire and accept from such Seller, all of such Seller’s right, title and interest in and to the Purchased Equity Interests, free and clear of any Liens other than restrictions on transfer arising under applicable securities Laws or the LLC Agreement.
Section 2.2Estimated Closing Statement. At least three Business Days prior to the Closing Date, Sellers will deliver to Buyer a statement (the “Estimated Closing Statement”), setting forth Sellers’ good faith estimate of the Distribution Amount, which will be based on, and which statement will include, Sellers’ good faith estimate (together with reasonable supporting calculations and documentation with respect thereto) of (i) Company Indebtedness; (ii) the aggregate amount of Cash, (iii) Net Working Capital, (iv) the resulting Net Working Capital Adjustment and (v) the aggregate amount of Company Transaction Expenses (itemized by payee), in each case calculated as of the Valuation Time. The Estimated Closing Statement and the component items thereof will be prepared and calculated in accordance with this Agreement and the Accounting Policies. The “Estimated Distribution Amount,” “Estimated Company Indebtedness,” “Estimated Cash,” “Estimated Net Working Capital,” “Estimated Net Working Capital Adjustment” and “Estimated Company Transaction Expenses” will be the estimates of the Distribution Amount, Company Indebtedness, Cash, Net Working Capital, the Net Working Capital Adjustment and Company Transaction Expenses, respectively, as determined in accordance with this Section 2.2. Sellers shall consider in good faith, and consult with Buyer regarding, any comments on proposed changes to the Estimated Closing Statement that Buyer may provide in the period following delivery of the Estimated Closing Statement but prior to the Closing; provided that in no event will any disagreement regarding the Estimated Closing Statement delay the Closing.
Section 2.3Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will occur as promptly as possible, and in any event no later than three Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VII (other than those conditions that by their nature are to be fulfilled by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as Sellers and Buyer may agree in writing provided, that notwithstanding the foregoing, the Closing shall not occur until the earlier of (x) a date during the Marketing Period specified by Buyer on no fewer than three Business Days’ notice to Sellers (unless a shorter period shall be agreed to by Sellers and Buyer) and (y) the third Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VII (other than those conditions that by their nature are to be fulfilled by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions)). The date of the Closing will be referred to herein as the “Closing Date”. The Closing will take place by remote exchange of signatures and documents. The Closing will be deemed effective as of 12:01 a.m. EST on the Closing Date, or at such other place or at such other time as Sellers and Buyer may agree in writing.
Section 2.4Deliveries by Sellers.
(a)At the Closing, Sellers will deliver or cause to be delivered to Buyer (unless delivered previously) the following:
(i)the executed Ancillary Agreements;
(ii)a properly completed and validly executed IRS Form W-9 of each Seller or, in case a Seller is treated and properly classified as an entity disregarded as separate from its owner for U.S. federal income Tax purposes on the Closing Date, of such owner (or each of such owners) of such Seller;
(iii)the certificates and other documents required to be delivered pursuant to Section 7.3;
(iv)a duly executed assignment of membership interests in the Company from Sellers and/or their respective Affiliates in respect of the Purchased Equity Interests, and any certificates issued in respect of such interests; and
(v)all other certificates, instruments and documents as may be reasonably necessary to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, as determined by the parties acting reasonably and in good faith.
(b)At the Closing, Sellers will deliver or cause to be delivered to the Company (unless delivered previously) all books and records (including personnel files) of the Company Group in the possession of Sellers or any of their respective Affiliates (excluding any Combined Tax Return or associated work papers).
Section 2.5Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Sellers the following:
(a)the executed Ancillary Agreements; and

(b)the certificates and other documents required to be delivered pursuant to Section 7.2.
Section 2.6    Post-Closing Distribution Amount Adjustment.
(a)As soon as reasonably practicable after the Closing Date, and in any event within 120 days thereof, the Company will prepare and deliver to Sellers a statement setting forth the Company’s calculation of (i) Cash, (ii) Company Indebtedness, (iii) Net Working Capital, (iv) the resulting Net Working Capital Adjustment, and (v) the aggregate amount of Company Transaction Expenses, in each case as of immediately prior to the Closing (such statement being referred to as the “Company Closing Statement”). The Company Closing Statement, the Final Closing Statement and the component items thereof will be prepared and calculated in accordance with this Agreement and the Accounting Policies. Following the Closing Date, the Company will (1) permit, and will cause each Company Group Member to permit, Sellers and their Representatives reasonable access to the books, records, properties, premises, work papers, personnel and other information of the Company Group to permit Sellers and their Representatives to review the Company Closing Statement or to address any dispute described in this Section 2.6 and (2) reasonably cooperate, and will cause each Company Group Member to reasonably cooperate, with Sellers and their Representatives in connection with such review or any dispute, including providing on a timely basis all other information necessary or useful in connection with the review of the Company Closing Statement as is reasonably requested by Sellers or their Representatives; provided, however, that any such access or cooperation will be provided during normal business hours under the supervision of the applicable personnel of Buyer or the Company Group and in such a manner as to maintain the confidentiality of the relevant information and not interfere unreasonably with the operations of the Company Group. The Parties agree that the purpose of preparing and calculating Cash, Company Indebtedness, Net Working Capital and the Company Transaction Expenses is to measure changes in such amounts without the introduction of new accounting methods, policies, practices, procedures, or classifications from the Accounting Principles. The Company Closing Statement and the calculation of the amounts therein will entirely disregard (x) any and all effects on the assets or Liabilities of the Company Group as a result of any financing or refinancing arrangements entered into at any time by the Company Group or any other transaction entered into by the Company Group in connection with the consummation of the transactions contemplated by this Agreement and (y) any of the plans, transactions or changes that the Company initiates or makes, or causes to be initiated or made, after the Closing with respect to the Company Group, or any facts or circumstances that are unique or particular to Buyer or any of its assets or Liabilities.
(b)Sellers will, within 60 days following receipt of the Company Closing Statement (the “Review Period”), accept or reject the Company Closing Statement submitted by the Company. If Sellers disagree with the Company Closing Statement or any calculation therein, then Sellers will give written notice to the Company of such dispute and any reason therefor within such 60-day period. Should Sellers fail to provide the Company with a written notice of dispute within such 60-day period, Sellers will be deemed to agree with the Company’s calculation. In the event there is a dispute, the Company and Sellers will attempt to reconcile their differences, and any written resolution by them as to any disputed amounts will be final, binding and conclusive on the Parties. Any items agreed to by Sellers and the Company in writing, together with any items not disputed or objected to by Sellers in a dispute notice, are collectively referred to herein as the “Resolved Matters”. If Sellers and the Company are unable to reach a resolution with such effect within 30 days after the receipt by the Company of Sellers’ written notice of dispute, Sellers and the Company will submit the items remaining in dispute (the “Unresolved Matters”) for resolution to the national office of Ernst & Young or, if the national office of Ernst & Young is unwilling or unable to serve, to the national office of a nationally recognized independent accounting firm agreed upon by Sellers and the Company (such identified or selected firm, the “Independent Accountant”). The Independent Accountant will act as an expert, and not an arbitrator, and the Parties will direct the Independent Accountant to use commercially reasonable efforts to issue its report as to all Unresolved Matters (and only such matters) and the determination of the Adjustment Amounts within 30 days after such dispute is referred to the Independent Accountant. The Independent Accountant will not have the power to modify or amend any term or provision of this Agreement. With respect to each Unresolved Matter, the Independent Accountant’s determination, if not in accordance with the position of either Sellers or the Company, will not be in excess of the higher, nor less than the lower, of the amounts advocated by Sellers or the Company with respect thereto. The Independent Accountant will be bound by the provisions of this Agreement and will base its decision solely upon the written submissions of Sellers and Buyer, and not upon any independent review. The Independent Accountant’s final written determination will be conclusive and binding upon the Parties. The Company on the one hand, and Sellers on the other hand, will bear all costs and expenses incurred by them in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder will be borne by the Company, on the one hand, and Sellers, on the other hand, in the same proportion that the aggregate amount of Unresolved Matters submitted to the Independent Accountant that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant) bears to the total amount of such disputed items submitted. This provision will be specifically enforceable by the Parties, and the decision of the Independent Accountant in accordance with the provisions hereof will be final and binding with respect to the matters so arbitrated and there will be no right of appeal therefrom.
(c)The “Final Closing Statement” will be (i) in the event that no dispute notice is delivered by Sellers to the Company, or Sellers notify the Company that they have no such disputes or objections to the Company Closing Statement, in each case prior to the expiration of the Review Period, the Company Closing Statement delivered by the Company to Sellers pursuant to Section 2.6(a); (ii) in the event that a dispute notice is delivered by Sellers to the Company prior to the expiration of the Review Period and Sellers and the Company are able to agree on all matters set forth in such dispute notice, the Company Closing Statement delivered by the Company to Sellers pursuant to Section 2.6(a), as adjusted pursuant to the agreement of Sellers and the Company in writing; or (iii) in the event that a dispute notice is delivered by Sellers to the Company prior to the expiration of the Review Period and Sellers and the Company are unable to agree on all matters set forth in such dispute notice, the Company Closing Statement delivered by the Company to Sellers pursuant to Section 2.6(a), as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.6(b). In the event the Final Closing Statement is determined (x) pursuant to clauses (i) or (ii) of the immediately preceding sentence, the Company will prepare the Final Closing Statement and calculate the Adjustment Amounts, if any, in each case in accordance with the terms of this Agreement, and deliver such items to Sellers within three Business Days following the determination thereof or (y) pursuant to clause (iii) of the immediately preceding sentence, the Independent Accountant will prepare the Final Closing Statement and calculate the Adjustment Amounts, if any, based on the Final Closing Statement, in accordance with the terms of this Agreement, and deliver such items to Sellers and the Company within three Business Days following the delivery of the final written determination of the Independent Accountant to Sellers and the Company.
(d)The parties agree that, after the Closing, the Distribution Amount will be adjusted as set forth below (each, an “Adjustment Amount”) based upon the respective amounts set forth in the Final Closing Statement:
(i)if the Cash is less than the Estimated Cash, the Distribution Amount will be reduced by, and Sellers will pay to the Company, the difference between the Estimated Cash and the Cash;
(ii)if the Cash is greater than the Estimated Cash, the Distribution Amount will be increased by, and the Company will pay to Sellers, the difference between the Cash and the Estimated Cash;
(iii)if the Company Indebtedness is greater than the Estimated Company Indebtedness, the Distribution Amount will be reduced by, and Sellers will pay to the

Company, the difference between the Company Indebtedness and the Estimated Company Indebtedness;
(iv)if the Company Indebtedness is less than the Estimated Company Indebtedness, the Distribution Amount will be increased by, and the Company will pay to Sellers, the difference between the Estimated Company Indebtedness and the Company Indebtedness;
(v)if the Net Working Capital Adjustment is less than the Estimated Net Working Capital Adjustment, the Distribution Amount will be reduced by, and Sellers will pay to the Company, the difference between the Estimated Net Working Capital Adjustment and the Net Working Capital Adjustment;
(vi)if the Net Working Capital Adjustment is greater than the Estimated Net Working Capital Adjustment, the Distribution Amount will be increased by, and the Company will pay to Sellers, the difference between the Net Working Capital Adjustment and the Estimated Net Working Capital Adjustment;
(vii)if the Company Transaction Expenses are greater than the Estimated Company Transaction Expenses, the Distribution Amount will be reduced by, and Sellers will pay to the Company, the difference between the Company Transaction Expenses and the Estimated Company Transaction Expenses; and
(viii)if the Company Transaction Expenses are less than the Estimated Company Transaction Expenses, the Distribution Amount will be increased by, and the Company will pay to Sellers, the difference between the Estimated Company Transaction Expenses and the Company Transaction Expenses.
(e)The Adjustment Amount to be paid pursuant to clauses (i)-(viii) of Section 2.6(d) will be netted so that only Sellers, on the one hand, or the Company, on the other hand, is required to make a payment hereunder. Any payment required pursuant to Section 2.6(d) will be made within five Business Days following the determination and delivery of the Final Closing Statement.
(f)Any amounts paid pursuant to this Section 2.6 will be treated as an adjustment to the Distribution Amount for all applicable Tax purposes and shall be treated as such by the Parties on their Tax Returns to the extent permitted by applicable Law.
This Section 2.6 will be the sole and exclusive remedy of the Parties with respect to the determination of the Distribution Amount; provided, however, that in no event will Buyer, the Company or Sellers be entitled to any duplicative recovery as a result of the rights and remedies afforded herein.
Section 2.7    Method of Payment. All payments required under this Article II or any other provision of this Agreement will be made in cash by wire transfer of immediately available funds to such bank account or bank accounts designated in writing by the Person to which the applicable payment is due.
Section 2.8    Withholding. Buyer and each Company Group Member, as applicable, shall be entitled to deduct and withhold from any amount paid or payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law; provided, however, that Buyer or such Company Group Member, as applicable, shall use commercially reasonable efforts to inform the Person to whom such amounts are being paid of its intent to withhold at least five Business Days prior to making any such withholding from any payment pursuant to this Agreement (other than any withholding or deduction in respect of payments treated as compensation for U.S. federal income tax purposes) and to provide such Person a reasonable opportunity to provide any documentation that may reduce or eliminate such obligation. To the extent that any amounts are so deducted and withheld, and paid over to the appropriate Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.9    Earnout.
(a)No later than February 28, 2023, Sellers shall deliver to Buyer a statement setting forth, in reasonable detail, Sellers’ calculation of Earnout EBITDA (the “Earnout Statement”). If Buyer disagree with the calculations in the Earnout Statement, then Buyer will give written notice to Sellers of such dispute and any reason therefor within 60 days following receipt of the Earnout Statement (the “Earnout Review Period”). If Buyer fails to provide the Sellers with a written notice of dispute within such 60-day period, Buyer will be deemed to agree with Sellers’ calculation. In the event there is a dispute, Buyer and Sellers will attempt to reconcile their differences, and any written resolution by them as to any disputed amounts will be final, binding and conclusive on the Parties. If Sellers and Buyer are unable to reach a resolution with such effect within 30 days after the receipt by Sellers of Buyer’s written notice of dispute, Sellers and Buyer will submit the items remaining in dispute for resolution to the Independent Accountant in accordance with procedures substantially similar to those set forth in Section 2.6(b), applied to the Earnout Statement mutatis mutandis.
(b)The “Final Earnout Statement” will be (i) in the event that no dispute notice is delivered by Buyer, or Buyer notifies Seller that it has no such disputes or objections to the Earnout Statement, in each case prior to the expiration of the Earnout Review Period, the Earnout Statement delivered by Sellers to Buyer pursuant to Section 2.9(a); (ii) in the event that a dispute notice is delivered by Buyer to Sellers prior to the expiration of the Earnout Review Period and Sellers and Buyer are able to agree on all matters set forth in such dispute notice, the Earnout Statement delivered by Sellers to Buyer pursuant to Section 2.9(a), as adjusted pursuant to the agreement of Sellers and Buyer in writing; or (iii) in the event that a dispute notice is delivered by Buyer to Sellers prior to the expiration of the Earnout Review Period and Sellers and Buyer are unable to agree on all matters set forth in such dispute notice, the Earnout Statement delivered by Sellers to Buyer pursuant to Section 2.9(a), as adjusted by the Independent Accountant in accordance with Section 2.9(a). In the event the Earnout Statement is determined (x) pursuant to clauses (i) or (ii) of the immediately preceding sentence, Sellers will prepare the Final Earnout Statement and deliver it to Buyer within three Business Days following the determination thereof or (y) pursuant to clause (iii) of the immediately preceding sentence, the Independent Accountant will prepare the Final Earnout Statement and deliver such items to Sellers and Buyer within three Business Days following the delivery of the final written determination of the Independent Accountant to Sellers and Buyer.
(c)If Earnout EBITDA is greater than the Earnout Threshold, within 12 Business Days following the date on which the Final Earnout Statement is delivered pursuant to Section 2.9, Buyer shall pay to an account designated in writing by Sellers, by wire transfer of immediately available funds, an aggregate amount of cash equal to the Earnout Amount.
(d)The Parties agree that any payment of the Earnout Amount will be treated as an adjustment to the Purchase Price for all applicable Tax purposes and shall be treated as such by the Parties on their Tax Returns to the extent permitted by applicable Law.
(e)In the event that the Closing occurs prior to January 1, 2023, during the period beginning on the Closing Date and ending on December 31, 2022, unless otherwise consented to by the Roper Directors (as defined in the Investor Rights Agreement) or the Sellers (such consent not to be unreasonably withheld, conditioned or delayed), Buyer will use commercially reasonable efforts to cause the Company Group Members to conduct their respective businesses in the Ordinary Course (taking into account the transition of the Company Group to a standalone business, including as contemplated by the Transition Services Agreement and with respect to the replacement of services that were previously provided by Sellers and their Affiliates (other than the Company Group) to the Company Group).
Article III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY GROUP
Except as set forth in the Schedules (in the corresponding section or to the extent otherwise disclosed against another section in accordance with Section 10.15), Sellers hereby represent and warrant as follows:
Section 3.1     Organization. Each Company Group Member is duly incorporated, validly existing and in good standing under the Laws of its formation or incorporation. Each Company Group Member has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its business as conducted on the date hereof. Each Company Group Member is duly qualified or registered as a foreign business organization, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, be materially adverse to the Group Companies, taken as a whole.
Section 3.2     Capitalization. After giving effect to the Restructuring, Sellers will own all of the Equity Interests. The Equity Interests are duly authorized, validly issued, fully paid, nonassessable, free and clear of any Liens and were not issued in violation of (i) any preemptive rights or (ii) applicable securities Laws and the rules and regulations promulgated thereunder. There are no options, warrants, subscriptions, convertible securities, stock participation or appreciation rights, phantom stock rights, profit participation rights, purchase rights, exchange rights or other rights, commitments or Contracts of any character relating to the Equity Interests or obligating any Seller or any Company Group Member to issue or sell the equity interests of any Company Group Member. Neither Seller nor any Company Group Member is a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer or other disposition of the interests of any Company Group Member. There is no indebtedness of any Company Group Member having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters which holders of Equity Interests may vote. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests in the Company or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. The Purchased Equity Interests constitute 51% of the issued and outstanding equity interests of the Company and are owned of record and beneficially by Sellers as set forth on Schedule 3.2.
Section 3.3    Subsidiaries. Schedule 3.3 sets forth (i) the name and jurisdiction or organization of each Company Group Member and (ii) the holder(s) of record of all outstanding equity interests in each such entity. Except as set forth on Schedule 3.3, the Company has no Subsidiaries or ownership interest in any other entities.
Section 3.4    Consents and Approvals; No Violations. Except as set forth on Schedule 3.4 and for the Regulatory Clearances, and assuming the accuracy and completeness of the representations and warranties set forth in Article IV and Article V, neither the execution and delivery of this Agreement by Sellers and the Company nor the consummation of the transactions contemplated by this Agreement will: (a) conflict with or result in any breach of any provision of the Charter Documents of any Company Group Member; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, excluding any permit, authorization, consent or approval required pursuant to a Contract involving any Company Group Member on the one hand and a Governmental Entity on the other hand; (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract; or (d) violate any Law or Order applicable to the Company Group; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not have a Material Adverse Effect, or (ii) which become applicable as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer.
Section 3.5    Financial Statements.
(a)Correct and complete copies of the Financial Statements are attached as Schedule 3.5(a). Except as set forth on Schedule 3.5(b), the Financial Statements have been prepared in accordance with GAAP from the books and records of the Company Group, consistently applied throughout the periods indicated. Except as set forth on Schedule 3.5(b), each balance sheet included in such Financial Statements (including the related notes and schedules) fairly presents in all material respects the financial position of the Company Group as of the date of such balance sheet, and each statement of income and cash flows included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the results of operations and changes in cash flows, as the case may be, of the Company Group for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as otherwise noted therein and, in the case of any unaudited Financial Statements, subject to normal and recurring year-end adjustments and the absence of notes.
(b)The Company Group has devised and maintained systems of internal accounting controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. There are no significant deficiencies or material weaknesses in the design or operation of internal accounting controls over financial reporting with respect to any Company Group Member. There is no fraud that involves management or other employees of the Company Group who have a significant role in the internal accounting controls over financial reporting of the Company Group.
Section 3.6    No Undisclosed Liabilities. Except as set forth on Schedule 3.6, no Company Group Member has any Liabilities required to be shown in the Financial Statements in accordance with GAAP, except (a) to the extent set forth on, reflected in, reserved against or disclosed in the most recent balance sheet included in the Financial Statements, (b) those Liabilities arising under this Agreement, (c) those Liabilities incurred in the Ordinary Course since the date of the most recent balance sheet included in the Financial Statements, and (d) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect.
Section 3.7    Absence of Certain Changes. Except as set forth on Schedule 3.7, since the Balance Sheet Date, (a) the Company Group has operated in the Ordinary Course, (b) there has not been any event, change or effect that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect and (c) no member of the Company Group has taken any action or omitted to take any action that, if so taken or omitted to be taken after the date hereof, would require Buyer’s consent under Section 6.1(f), (l), (o), (s) or (v).
Section 3.8    Sufficiency of Assets. Except as set forth on Schedule 3.8 and for the services to be provided pursuant to the Transition Services Agreement, the Assets of the Company Group, after giving effect to the Restructuring, which are owned or leased pursuant to valid leases or licenses, constitute all of the assets necessary for the Company Group to operate its business in the manner presently operated.

Section 3.9    Real Property.
(a)Schedule 3.9(a) sets forth a correct and complete list of all physical locations at which any Company Group Member is the lessee of Leased Real Property with aggregate rent payments in excess of $100,000 per year (the Contracts relating to such Leased Real Property, the “Material Leases”). Except as set forth on Schedule 3.9(a) or as otherwise would not, individually or in the aggregate, materially adversely impact the Company Group, each Company Group Member has good and marketable title to the Owned Real Property and a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Permitted Liens.
(b)Schedule 3.9(b) sets forth a correct and complete list of all Owned Real Property, including the street address and owner thereof.
(c)Except as set forth on Schedule 3.9(c), there are no condemnation, eminent domain or appropriation, notices of material default or similar proceedings pending or, to the Knowledge of the Sellers, threatened against or in respect of any of the Real Property or the improvements thereon, which, if occurring, would materially impair the operations of any member of the Company Group at the Real Property affected thereby. The use and operation of the Real Property does not violate any law, covenant, condition, restriction, easement, license, Permit or Contract.
Section 3.10     Intellectual Property and Information Technology.
(a)Schedule 3.10(a) sets forth a complete and accurate list of all Company Registered Intellectual Property (except for domain names), together with the application or registration number, date of filing or issuance, jurisdiction where each is registered or applied for and the identity of the applicant or legal or registered owner. To the Knowledge of Seller, the Company Registered Intellectual Property is valid and enforceable.
(b)Except as set forth on Schedule 3.10(b), or as otherwise would not be material to the operations of any Company Group’s business, a Company Group Member is the exclusive owner of any Company Intellectual Property, free and clear of all Liens, other than Permitted Liens and, to the Knowledge of Sellers, possesses the valid and enforceable rights to use all other Intellectual Property to the extent such rights are required in connection with the present and currently contemplated conduct of the Company Group’s business (the “Licensed Intellectual Property”, and together with the Company Intellectual Property, the “Business Intellectual Property”). The Company Group has paid all maintenance fees, renewal fees or annuity expenses due for payment prior to the Closing Date for maintenance of Company Registered Intellectual Property owned by the Company Group.
(c)Except as set forth on Schedule 3.10(c), no Company Group Member has granted any Licenses to a third party except in the Ordinary Course for use of Company Intellectual Property.
(d)Except as set forth on Schedule 3.10(d), since January 1, 2018, (i) neither the use of Business Intellectual Property by the Company Group nor the conduct of the Company Group’s business has been and is not misappropriating, infringing upon or violating any material Intellectual Property rights of any Person, and (ii) to the Knowledge of Sellers, no Person has been or is misappropriating, infringing or violating any material Company Intellectual Property. Except as set forth on Schedule 3.10(d), no Person has instituted or asserted any Actions (or, to the Knowledge of Sellers, threatened any Actions) during the 12-month period prior to the Closing Date against any Company Group Member alleging that such Company Group Member has violated, infringed on or otherwise improperly used the Intellectual Property rights of such party.

(e)To the Knowledge of Sellers, each Person in the Company Group has taken commercially reasonable measures to protect and maintain the material trade secrets and confidential information (including proprietary Software) owned by or used or held for use by the Company Group. To the Knowledge of Sellers, there has been no unauthorized or illegal disclosure or use of any such material proprietary or confidential information.

(f)The IT Assets (i) have not materially malfunctioned or failed since January 1, 2018 and, to the Knowledge of Sellers, there have been no unauthorized intrusions or breaches of the security of the IT Assets that were or would reasonably be expected to be material to the business of the Company Group and (ii) do not, to the Knowledge of Sellers, contain any Malicious Code. The Company Group has in place commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Company Group has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.11Litigation. Except as set forth on Schedule 3.11 there is no Action pending or, to the Knowledge of Sellers, threatened against any Company Group Member by or before any Governmental Entity, other than those that would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 3.11, to the Knowledge of Sellers, no Company Group Member or any of the assets owed or used by them is subject to any outstanding Order other than those that would not, individually or in the aggregate, have a Material Adverse Effect.
Section 3.12Compliance with Applicable Law. Except as set forth on Schedule 3.12, each Company Group Member is, and has been since January 1, 2018, in compliance with all applicable Laws and any Order to which it, or any assets owned or used by it, is subject, except where the results of any such noncompliance would not, individually or in the aggregate, have a Material Adverse Effect. Since January 1, 2018, no event has occurred or circumstance existed that could constitute or result in any (with or without notice or lapse of time or both), and no Company Group Member has received any notice from any Governmental Entity or other Person regarding any actual or alleged violation of, or failure to comply with, any applicable Laws or Order to which such Company Group Member, or any assets owned or used by it, is subject, except where the results of any such noncompliance would not, individually or in the aggregate, have a Material Adverse Effect.
Section 3.13Material Contracts.
(a)Schedule 3.13(a) sets forth a correct and complete list of the following Contracts (the “Material Contracts”) to which any Company Group Member is a party to (other than the Company Benefit Plans set forth on Schedule 3.17(a)):
(i)all Contracts (excluding work orders and purchase orders) that involved payments from any Company Group Member to suppliers or service providers in excess of $500,000 during fiscal year 2021;
(ii)all Contracts (excluding work orders, sales acknowledgments and purchase orders) (A) with customers and/or distributors that involved payments to any Company Group Member in excess of $500,000 during fiscal year 2021 and (B) with distributors to which any Company Group Member has granted exclusivity in any jurisdiction or territory and which will not expire or cannot be terminated prior to the first anniversary of the date hereof and which involved payments to any Company Group Member in excess of $250,000 during fiscal year 2021;
(iii)any Contract for the employment of any United States-based employee or with respect to the equity compensation of any United States-based employee employed by any Company Group Member that is not terminable at-will;

(iv)all bonds, debentures, notes, loans, credit or loan Contracts or loan commitments, mortgages, indentures or other Contracts relating to the borrowing of money (excluding letters of credit);
(v)any Contract under which (A) any Person has directly or indirectly guaranteed any Liabilities of any Company Group Member in excess of $1 million in the aggregate or (B) any Company Group Member has directly or indirectly guaranteed the Liabilities of any other Person;
(vi)all Contracts granting any Person a Lien on all or part of any material asset of any Company Group Member, other than Liens that will be released at or prior to Closing;
(vii)all Contracts that provide for payment, or an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated by this Agreement;
(viii)all joint venture or partnership Contracts, cooperative Contracts and all other Contracts providing for the sharing of any profits (excluding any sales commission, rebate or similar type of arrangements);
(ix)all Contracts that (x) restrict the relevant Company Group Member from engaging in or competing with any business activity in any geographic area and/or (y) contain exclusivity, non-compete or similar restrictions or obligations binding on the relevant Company Group Member (in each case, excluding geographical and/or channel exclusivity provisions in contracts with distributors that involved payments to the Company or any of its Subsidiaries of less than $500,000 during fiscal year 2021);
(x)all Contracts material to the Company Group’s business by which any Company Group Member licenses or grants rights in, to or under Intellectual Property from or to any Person, excluding any Contracts licensing generally available mass market software under a click-wrap or shrink-wrap license involving annual or one-time fees that do not exceed $250,000;
(xi)all Contracts pursuant to which any Person provides the Company Group with IT Assets, such as data center and hosting services, or support or maintenance services for Software material to the Company Group’s business, in each case, for aggregate annual or one-time fees in excess of $250,000.
(xii)all Contracts granting any option or first refusal, first offer or similar preferential right with respect to any equity interests, properties or assets of any Company Group Member;
(xiii)all (A) Shared Contracts, (B) Contracts with respect to Intercompany Agreements and (C) Contracts with respect to Affiliate Transactions, but in each case excluding Contracts relating to the Sunquest Business;
(xiv)all Contracts related to any acquisitions that have any ongoing obligations to make any deferred purchase price, “earn out” or other contingent or fixed payment obligations or continuing indemnification obligations or covenants; and
(xv)all Contracts entered into in connection with the settlement or other resolution of any actual or threatened Action under which any Company Group Member has any continuing Liabilities in excess of $2,000,000 or under which any Company Group Member is subject to any operational restrictions (other than any confidentiality, release or non-disparagement provisions).

(b)All Material Contracts and Material Leases are in full force and effect and have been validly authorized, executed and delivered by the applicable Company Group Member and, to the Knowledge of Sellers, the counterparties thereto, and are currently enforceable by or against the applicable Company Group Member in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. No Company Group Member has given or received any written claim or notice of a material breach, default or modification under, or the cancellation or termination or material modification of, or intent to cancel, to terminate, or materially modify any Material Contract or Material Lease, except as would not reasonably be expected to result in material Liability to the Company Group, taken as a whole, or otherwise materially interfere with the present and currently contemplated conduct of the businesses of the Company Group in the Ordinary Course. To the Knowledge of Sellers, there does not exist under any Material Contract or Material Lease any event of default, event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of any Company Group Member, except as set forth on Schedule 3.13(b) and except for such events of default, events, conditions, violations or breaches that would not reasonably be expected to result in material Liability to the Company Group, taken as a whole, or otherwise materially interfere with the present and currently contemplated conduct of the businesses of the Company Group in the Ordinary Course.
Section 3.14Tax Returns; Taxes. Except as set forth on Schedule 3.14:
(a)all income Tax Returns and all material non-income Tax Returns required to be filed by or with respect to any Company Group Member or any of the assets and properties of any Company Group Member with any Governmental Entity in accordance with any applicable Law have been timely and duly filed, and all such Tax Returns are true, correct and complete in all material respects;
(b)all material Taxes required to be paid by or with respect to any Company Group Member or with respect to any of the assets and properties of any Company Group Member (whether or not shown as due and owing on any Tax Return) have been timely paid in full;
(c)all deficiencies for, or adjustments in respect of, Taxes that have been claimed, proposed, asserted or assessed by any Governmental Entity as a result of any audit or other examination of any Tax Returns of any Company Group Member or with respect to the assets and properties of any Company Group Member, or otherwise, have been paid, accrued on the books, as appropriate, of the relevant Company Group Member, or finally settled and no jurisdiction (whether within or without the United States) in which any Company Group Member has not filed a particular type of Tax Return or paid a particular type of Tax has asserted in writing that such Company Group Member is required to file such Tax Return or pay such type of Tax in such jurisdiction;
(d)no deficiencies for, or adjustments in respect of, any Taxes of any Company Group Member or the Company Group or any Taxes of any other Person, including Sellers and their Affiliates, for which any Company Group Member could be held liable, including any liability pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of federal, state, local or non-U.S. applicable Law), are being claimed, assessed, asserted or proposed in writing or, to the Knowledge of Parent or Sellers, threatened by any Governmental Entity, and no claim, audit, examination, Action, or investigation of any Tax Return or concerning any Tax liability of any Company Group Member is ongoing, pending, proposed or, to the Knowledge of Parent or Sellers, pending or threatened by any Governmental Entity;
(e)each Company Group Member has timely withheld or collected and reported and paid over to the appropriate Governmental Entity all material Taxes required to have been withheld or collected and reported and paid, including in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, equity holder, stockholder or other third party;

(f)there are no outstanding waivers of any statute of limitations or Contracts or other agreements by or on behalf of any Company Group Member for the extension of time for the assessment of any Taxes or any deficiency thereof, other than routine extensions granted in the Ordinary Course and no written power of attorney with respect to any Taxes of any Company Group Member has been filed or entered into with any Taxing Authority that is in effect as of the Closing Date;
(g)there are no Liens for Taxes against any asset or properties of any Company Group Member (other than Permitted Liens);
(h)no Company Group Member has any liability for the Taxes of any other Person (except in connection with any Combined Tax Return): (i) pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of federal, state, local or non-U.S. applicable Law), (ii) as a transferee or successor, (iii) by Contract or (iv) otherwise by operation of applicable Law;
(i)neither Buyer nor any Company Group Member will be required to include in any Taxable period (or portion thereof) ending after the Closing Date Taxable income attributable to income of any Company Group Member that accrued in any Pre-Closing Tax Period but was not recognized in such Taxable period as a result of (i) any improper use of any accounting method or a change in accounting method under Section 481 of the Code (or any similar provision of federal, state, local, or non-U.S. applicable Law), (ii) installment sale or open transaction, (iii) the long-term contract method of accounting, (iv) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, (v) any agreement with any Governmental Entity with respect to Tax liabilities (including a “closing agreement” described in Section 7121 of the Code (or any similar provision of federal, state, local or non-U.S. applicable Law)), (vi) an intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of federal, state, local or non-U.S. applicable Law) or (vii) an election under Section 965(h) of the Code, in each case, with respect to a transaction or agreement entered into, or change or election made, on or prior to the Closing;
(j)No Company Group Member is a party to any Tax sharing, Tax indemnification, or Tax allocation agreement with any party relating to allocating, indemnifying, or sharing the payment of, or liability for, Taxes (or Tax benefits) (other than by reason of customary provisions in commercial agreements entered into with third parties in the Ordinary Course for the provision of goods and services or pursuant to commercial lending arrangements entered into with third parties, in each case the primary purpose of which does not relate to Taxes) and no Company Group Member has received or applied for a Tax ruling that would be binding upon any Company Group Member after the Closing Date;
(k)no Company Group Member has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the three years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement and no Company Group Member has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);
(l)no Company Group Member organized under the laws of a country other than the United States (i) has ever been treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that any such entity would be Taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a);

(m)no Company Group Member organized under the laws of a country other than the United States has elected under Section 897(i) of the Code to be treated as a U.S. corporation;
(n)without regard to anything set forth on the Schedules, the Company is and will be at the Closing Date treated as a partnership for U.S. federal income Tax purposes;
(o)at all times after the Restructuring (which shall be effective prior to the Closing Date), and through the Closing, each Subsidiary of the Company other than Dynisco Parent, Inc. and any Subsidiary of Dynisco Parent, Inc. will be treated and properly classified as an entity disregarded as separate from the Company for U.S. federal income Tax purposes and will be so treated and classified as of the Closing Date;
(p)Schedule 3.14(p) sets forth any loans, notes or other advances between Company Group Members as of the date hereof; and
(q)Schedule 3.14(q) sets forth any election under Treasury Regulation Section 301.7701-3(c) that has been made with respect to any non-U.S. Company Group Member and is in effect at the time of this Agreement.
References to any Company Group Member shall include any predecessor or successor thereof for purposes of this Section 3.14. The representations and warranties made in this Section 3.14 and, to the extent applicable, Section 3.17 are the exclusive representations and warranties of Sellers with respect to Taxes. Sellers make no representation or warranty with respect to (i) Taxes of the Company Group for any period (or portion thereof) following the Closing (except the representations and warranties set forth in Section 3.14(i), (j), (n) or (o) and (ii) the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, business interest carryforward, capital loss, capital loss carryforward, basis amount or other tax attribute (whether federal, state, local or non-U.S.) of any entity within the Company Group in each case existing prior to the transactions contemplated by this Agreement.
Section 3.15 Environmental Matters.
(a)Except as set forth on Schedule 3.15(a) and matters that would not reasonably be expected to result in a material Liability to the Company Group, taken as a whole, for the past three years each Company Group Member has held, and has been in material compliance with, all material Environmental Permits applicable to it required under Environmental Laws. The Company Group Members are otherwise in compliance with applicable Environmental Laws as of the date hereof, except where the failure to be in compliance would not have a Material Adverse Effect.
(b)Except as set forth on Schedule 3.15(b), during the last three years, no Company Group Member has received written notice from any Governmental Entity that a Company Group Member is subject to any pending claim (i) based upon any provision of any Environmental Law and arising out of any act or omission of any Company Group Member or (ii) arising out of the ownership, use, control or operation by any Company Group Member of any facility, site, area or property from which there was a Release of any Hazardous Substance, which claim, if adversely resolved, would, individually or in the aggregate, have a Material Adverse Effect.
Section 3.16Licenses and Permits. Except as set forth on Schedule 3.16(a), (i) each Company Group Member owns or possesses all material Licenses that are necessary to enable it to carry on its operations as presently conducted, (ii) all such Licenses are in full force and effect and will remain in full force and effect immediately following the Closing and (iii) each Company Group Member is in material compliance with such Licenses, except for non-compliance which would not materially affect the ability of any Company Group Member to conduct its business or would not materially impair or delay the ability of Seller to consummate the transactions contemplated by this Agreement.
Section 3.17Company Benefit Plans.
(a)As of the date hereof, Schedule 3.17(a) sets forth a correct and complete list of each material Company Benefit Plan within the United States. With respect to each material Company Benefit Plan, the Company Group has provided a correct and complete copy of the following documents, to the extent applicable: (i) all current plan documents, and all amendments thereto; (ii) the most recently filed IRS Form 5500s and all schedules thereto; (iii) the most recent IRS determination letter or opinion letter, as applicable; (iv) the most recent summary plan descriptions and summaries of material modifications thereto; (v) written summaries of all material terms of non-written Company Benefit Plans (if any), (vii) the most recently available financial statements and actuarial valuations; and (vi) any communications to participants regarding any material modifications of any Company Benefit Plan that would take effect on or after the date hereof.
(b)Except as set forth on Schedule 3.17(b):
(xvi)No Company Benefit Plan is a “multiple employer plan” described in Section 413(c) of the Code, and no Company Group Member has, within the last six years, contributed to, been required to contribute to, or otherwise had any Liability in connection with any “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or “multiple employer plan”;
(xvii)No Company Benefit Plan is (x) a defined benefit pension plan or (y) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Sections 412, 430 or 4971 of the Code and the Company Group does not have any Liability in connection with an Employee Benefit Plan of an ERISA Affiliate under Title IV of ERISA;
(xviii)With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code, except in each case, as would not reasonably be expected, individually or in the aggregate, to result in any material Liability (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no Company Benefit Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred, (D) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, (E) no unsatisfied Liability (other than premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by any Company Group Member and (F) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan;
(xix)Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including, in the case of U.S. Benefit Plans, ERISA and the Code;
(xx)Each U.S. Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”) or other letter indicating that it is so qualified, or is in the process of obtaining such a letter. To the Knowledge of Sellers, nothing has occurred since the issuance of the IRS determination letters referred to in this

Section 3.17(b)(v) that would result in the revocation of any such IRS determination letters or adversely affect the qualification of such Company Benefit Plan; and
(xxi)There is no pending or, to the Knowledge of Sellers, threatened Action (other than a routine claim for benefits) with respect to any Company Benefit Plan, except where any such Action would not, individually or in the aggregate, result in any material Liability to any member of the Company Group.
(c)To the Knowledge of Sellers, no Person has engaged in any non-exempt “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Company Benefit Plan that could reasonably be expected to result in a material Liability to the Company Group or Buyer. Except as set forth on Schedule 3.17(c), no Company Benefit Plan provides medical or other welfare benefits with respect to any current or former employees, independent contractors or directors of the Company Group beyond their period of service, other than coverage mandated by applicable Law at the sole expense of the participant. All contributions, premiums or other payments required to be made by the Company Group have at all times been timely made or properly accrued with respect to each Company Benefit Plan. The Company Group has not incurred (whether or not assessed) any material Tax, penalty or other Liability that may be imposed under the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder, including pursuant to Section 4980D or 4980H, 6721 or 6722 of the Code.
(d)With respect to each material Company Benefit Plan that is not a U.S. Benefit Plan (“Foreign Benefit Plan”) (i) such Foreign Benefit Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Benefit Plan any required determinations, if any, that such Foreign Benefit Plan is in compliance in all material respects with the applicable Laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Benefit Plan, and each Foreign Benefit Plan that is intended to qualify for special tax treatment meets all the requirements for such treatment and (ii) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event (whether contingent or otherwise) will create or otherwise result in any material Liability with respect to such Foreign Benefit Plan. No Foreign Benefit Plan has any material unfunded or underfunded Liabilities not accurately accrued in accordance with GAAP or IFRS, and, except to the extent identified on Schedule 1.1(b), each Foreign Benefit Plan that is a defined benefit plan is fully funded.
(e)Except as set forth on Schedule 3.17(e), each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) complies and has at all times complied in form and operation with Section 409A of the Code. No Tax penalties or additional Taxes have been imposed or could be reasonably expected to be imposed on any current or former employee, officer, consultant, director or other service provider of the Company Group, and no acceleration of Taxes has occurred or could be reasonably expected to occur with respect to any such Person, in each case as a result of a failure to comply with Section 409A of the Code. No current or former employee, officer, consultant, director or other service provider of the Company Group is entitled to any gross-up, make-whole or similar payment in respect of any Taxes imposed by Section 409A or 4999 of the Code or otherwise.
(f)Except as set forth in Schedule 3.17(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, independent contractor or director of the Company Group to any compensation, payment or benefit (including severance, change in control or transaction payments, or otherwise), except as required by applicable Law, (ii) accelerate the time of payment, vesting or funding of any compensation or benefits, or trigger or increase any compensation or benefits due to any current or former employee, independent contractor or director of the Company Group or (iii) limit the right to merge, amend or terminate any Company Benefit Plan.
(g)Except as set forth in Schedule 3.17(g), since January 1, 2020, no member of the Company Group nor its Affiliates has elected to defer any Taxes payable or delay any contributions to any Company Benefit Plan pursuant to the CARES Act or any similar foreign, federal, state or local Law with respect to any current or former employees, independent contractors or directors of the Company Group, which such Taxes remain unremitted.
(h)Schedule 3.17(h) sets forth a summary, by individual, of outstanding Parent Stock Awards held by any employee, director, individual independent contractor or consultant of the Company Group (the “Tree Stock Awards”) in the form of unvested restricted shares and unvested restricted stock units (or, in either case, their cash-based equivalents) as of the date hereof that are scheduled to vest in calendar years 2024 and 2025 under the terms of such Tree Stock Awards in effect as of the date hereof, including the number and type of such Tree Stock Awards, and treatment in connection with the transactions contemplated by this Agreement.
Section 3.18Labor Relationships. Except as set forth on Schedule 3.18:
(a)As of the Closing, each employee of Seller and its Affiliates who provides services exclusively or primarily to the Company Group is employed by a member of the Company Group.
(b)To the Knowledge of Sellers, none of the employees of the Company Group are represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the NLRB), agency or any works council.
(c)None of the employees of the Company Group is a signatory to a collective bargaining Contract with any trade union, works council, labor organization or other employee representative organization or group (each, a “Collective Bargaining Agreement”) that is material to the Company Group, and no such Contract is in the process of being negotiated.
(d)No consent or approval of any works council, union or other labor organization is required to consummate the transactions contemplated by this Agreement that would, in the absence of such approval, impede the ability to consummate the transactions contemplated hereby or result in any material liability to the Company Group.
(e)No labor dispute, walk out, strike, hand billing, picketing, work stoppage, grievance or other labor dispute or disruption involving the employees, leased employees or independent contractors of the Company Group has occurred, is in progress or, to the Knowledge of Sellers, has been threatened in the last two years.
(f)Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in any material Liability, (i) each member of the Company Group is in compliance with all applicable local, state, federal and foreign Laws relating to labor, employment and employment practices, (ii) no member of the Company Group has received written notice of any intent to investigate from, or of any charge, complaint or investigation pending against it with, the United States Equal Employment Opportunity Commission, any other Governmental Entity responsible for the prevention of unlawful employment practices, or any Governmental Entity responsible for the enforcement of Laws relating to labor, employment, wages and hours of work, worker classification, child labor, immigration, whistleblower protection or occupational safety and health and (iii) there are no complaints or lawsuits pending or, to the Knowledge of the Company, threatened against any member of the Company Group brought by or on behalf of any applicant for employment, any current or former employee or independent contractor or any class of the foregoing relating to any such Laws or alleging breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(g)There is no pending or, to the Knowledge of the Company, threatened litigation against the Company Group with respect to allegations of sexual harassment or sexual misconduct, and in the last three (3) years (i) there have been no reported internal or external complaints accusing any senior level employee of any business within the Company Group of sexual harassment or sexual misconduct and (ii) there has been no settlement of, or payment arising out of or related to, any litigation or complaint with respect to sexual harassment or sexual misconduct against any such employee.
(h)The Company Group has not: (i) during the prior three years, engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”)) affecting any single site of employment or one or more facilities or operating units within any single site of employment or facility or Real Property of the Company Group that implicated the WARN Act, (ii) in the prior six months, carried out any “employment losses” (as such term is defined in the WARN Act), temporary layoff, or hours or pay reduction that could, if continued in the aggregate, implicate the WARN Act or any similar foreign, state or local Law or (iii) incurred any Liability that remains unsatisfied under any Collective Bargaining Agreement, or any foreign, state or local Law, in respect of plant or site closures, workforce restructurings, reductions in force or employment terminations.
Section 3.19 Certain Fees. Except as set forth on Schedule 3.19, no Company Group Member has employed any broker, finder, investment banker, or other intermediary or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.
Section 3.20 Intercompany Agreements; Affiliate Transactions; Shared Contracts.
(a)Schedule 3.20(a) lists all material Contracts and other arrangements, commitments or transactions to or by which any Company Group Member, on the one hand, and any of Sellers or their respective Affiliates (other than any Company Group Member), on the other hand, are or have been parties or otherwise bound or affected and that are currently pending or in effect (any such arrangement, an “Intercompany Agreement”). Each Intercompany Agreement was on terms and conditions (x) not materially more favorable to the applicable Company Group Member than as would be obtainable by them at the time in a comparable arm’s length transaction or (y) that satisfy any applicable “transfer pricing” Laws.
(b)Schedule 3.20(b) lists all Contracts (other than employment agreements, indemnification agreements or customary confidentiality agreements and invention assignment agreements entered into with employees generally) between any member of the Company Group and any present officer or director of any member of the Company Group or any person that has served as such an officer or director since January 1, 2018 or, to the Knowledge of Sellers, any of such officer’s or director’s immediate family members or any Affiliate of any such officer or director (any such Contract, an “Affiliate Transaction”). Each Affiliate Transaction was on terms and conditions no more favorable to such officer, director, immediate family member or Affiliate than as would be obtainable by them at the time in a comparable arm’s-length transaction.
(c)Schedule 3.20(c) lists all Shared Contracts, excluding Shared Contracts relating to the Sunquest Business, whose services or goods are not otherwise provided to the Company Group from and after the Closing pursuant to the Transition Services Agreement. There are no Shared Contracts with customers of the Company Group.
Section 3.21Data Privacy.
(a)The Company Group and, to the Knowledge of Sellers, all Affiliates, vendors, processors, or other third parties Processing or otherwise with access to Personal Information collected and/or Processed by or for the Company Group and any party sharing Personal

Information with any Company Group Member (“Data Partners”), comply and have at all times complied, in all material respects, with all internal and external policies, contractual obligations, and Privacy Laws (collectively, “Data Security Obligations”). Neither the Company Group nor, to the Knowledge of Sellers, any Data Partners have experienced a Security Incident that was or would reasonably be expected to be material to the business of the Company Group. No Company Group Member in relation to any Security Incident and/or Data Security Obligations have been required to notify customers, consumers, employees, Governmental Entity, or any other Person of any Security Incident.
(b)The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not: (i) conflict with or result in a violation or breach of any Data Security Obligations; (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information; (iii) give rise to any right of termination or other right to impair or limit the Company Group’s rights to own or Process any Personal Information used in or necessary for the operation of the Covered Business; or (iv) otherwise prohibit the transfer of Personal Information owned by the Company Group to Buyer.
Section 3.22 Customers and Suppliers.
(a)Schedule 3.22(a) sets forth the top 25 customers of the Company Group (including distributors) (each, a “Material Customer”), based on the dollar amount of consolidated revenues received by the Company Group during fiscal year 2021;
(b)Schedule 3.22(b) sets forth the top 25 vendors, suppliers, service providers and other similar business relations of the Company Group (each, a “Material Supplier”), based on calendar year payments made by the Company Group in 2021; and
(c)Except as set forth on Schedule 3.22(c), as at the date hereof, no Material Customer or Material Supplier has given any Company Group Member notice that it intends to stop or materially alter its business relationship with such Company Group Member, or has during the past twelve (12) months decreased materially, or threatened to decrease or limit materially, its supply of services or products to, or purchase of products or services from any Company Group Member. Except as set forth on Schedule 3.22(c), to the Knowledge of the Seller, no Material Customer or Material Supplier intends to cancel or otherwise substantially modify its relationship with any Company Group Member or to decrease or limit materially, its supply of services or products to, or purchase of products or services from, any Company Group Member (whether as a result of the transactions contemplated by this Agreement or otherwise).
Section 3.23Insurance. Each Company Group Member maintains insurance coverage which (a) collectively provide adequate insurance coverage for the assets and operations of the Company Group, (b) collectively are sufficient for compliance with all requirements of Law and all Contracts to which any Company Group Member is a party, and (c) are issued by an insurer that is financially sound and reputable. As of the date hereof, all such insurance policies are in full force and effect. All premiums due and payable under all such policies have been paid. To the Knowledge of the Sellers, no default exists with respect to the obligations of any Company Group Member under any such insurance policy, and no Company Group Member has received any notification of cancelation of any such insurance policies. Each Company Group Member has given notice to the applicable insurer of all insured claims. To the Knowledge of the Sellers, there are no facts upon which an insurer might be justified in reducing coverage or increasing premiums on existing policies or binders, and there are no pending claims by any Company Group Member to which the insurers have denied coverage or otherwise reserved rights.
Section 3.24Anti-Corruption.
(a)Since January 1, 2018, the Company Group Member and each of their respective officers, directors, or its employees, (collectively the “Relevant Persons”) have not directly or indirectly violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery laws or regulations applicable to any Company Group Member (collectively, the “Anti-Corruption Laws”), and to the Knowledge of Sellers, no agent, distributor and/or other individual or entity acting for or on behalf of any Company Group Member has undertaken such.
(b)Since January 1, 2018, neither the Relevant Persons nor, to the Knowledge of Sellers, any agent, distributor and/or other individual or entity acting for or on behalf of any Company Group Member, has directly or indirectly taken any act in furtherance of any payment, gift, bribe, rebate, loan, payoff, kickback, or any other transfer of value – or offer, promise, or authorization thereof – to any individual or entity, including any Government Official, for the purpose of: (i) improperly influencing or inducing such individual or entity to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such individual or entity to influence improperly his or her or its employer, public or private, or any Governmental Authority, to affect an act or decision of such employer or Governmental Authority, including to assist any individual or entity in obtaining or retaining business; or (iii) securing any improper advantage (e.g., to obtain a tax rate lower than allowed by applicable law).
(c)There is no dispute, allegation, request for information, notice of potential liability, or any other action regarding any actual or possible violation by any Company Group Member of any Anti-Corruption Law pending or threatened against any Company Group Member.
(d)None of the Relevant Persons is a Government Official.
(e)The Relevant Persons have not directly or indirectly: (i) circumvented the internal accounting controls of any Company Group Member; (ii) falsified any of the books, records or accounts of any Company Group Member; or (iii) made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements of any Company Group Member.
(f)For purposes of this section, “Governmental Authority” means any transnational, multinational, domestic, or foreign federal, state, provincial, or local governmental, regulatory or administrative authority, instrumentality, department, court, arbitrator, agency, commission or official, including any political subdivision thereof, any state-owned or state-controlled enterprise, or any non-governmental self-regulatory agency, commission or authority; and “Government Official” means any: (i) officer, employee, or other individual acting for or on behalf of any Governmental Authority or public international organization; or (ii) holder of or candidate for public office, political party, or official thereof or member of a royal family, or any other individual acting for or on behalf of the foregoing.
Section 3.25     Trade Controls.
(a)Since January 1, 2018 (i) each member of the Company Group has conducted its operations at all times in compliance in all material respects with Export Controls and has not sold, assigned, transferred or otherwise disposed of any item in a manner that would give rise to a violation or has violated any Export Controls in any material manner and (ii) no Group Company has been subject to any Action with regard to any actual or alleged violation of Export Controls, and, to the Knowledge of Sellers, no such Action is threatened.
(b)No member of the Company Group nor, to the Knowledge of Sellers, any director, officer or employee of the Company Group (acting in such capacity), is, or is owned or controlled by or is acting on behalf of, any person that (i) is the subject of Sanctions, (ii) is domiciled or resident in a Sanctioned Jurisdiction, (iii) has, in the past five years, engaged in any dealings with or involving a person that at such time was the subject of Sanctions, in violation of applicable Sanctions, or (iii) has been subject to any Action with regard to any actual or alleged violation of Sanctions, and no such Action is, to the Knowledge of Sellers, threatened.

(c)The Company Group has implemented and maintained internal controls designed to promote and achieve compliance by the Company Group with applicable Sanctions and Export Controls.
Section 3.26NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, ARTICLE IV AND SECTION 6.12, SELLERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. SELLERS MAKE NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO, AND BUYER WILL NOT BE ENTITLED TO RELY ON:
(a)ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER OR ANY INFORMATION REGARDING FUTURE REVENUES, EXPENSES OR RESULTS OF OPERATIONS OF THE COMPANY GROUP; OR
(b)EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION AND WARRANTY CONTAINED IN THIS ARTICLE III, ARTICLE IV OR SECTION 6.12, ANY OTHER INFORMATION OR DOCUMENTS (FINANCIAL OR OTHERWISE) MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISERS WITH RESPECT TO THE COMPANY GROUP, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM.
Article IV

REPRESENTATIONS AND WARRANTIES OF SELLERS
Except as set forth in the Schedules (in the corresponding section or to the extent otherwise disclosed against another section in accordance with Section 10.15), each Seller hereby represents and warrants to Buyer as follows:
Section 4.1    Authorization. Such Seller has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Seller and the consummation of the transactions contemplated hereby have been duly authorized by all required action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller, and does, when duly executed by all Parties and delivered by such Seller, constitute the valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
Section 4.2    Purchased Equity Interest Ownership. After giving effect to the Restructuring, such Seller will be the record and beneficial owner of the Purchased Equity Interests as set forth on Schedule 4.2 and at the Closing will have, good title to such Purchased Equity Interests. The Purchased Equity Interests will be transferred to Buyer at the Closing free and clear of any Liens, except for such Liens arising as a result of any action or inaction by Buyer, its Affiliates or their respective Representatives.
Section 4.3    Consents and Approvals; No Violations. Except as set forth on Schedule 4.3 and for the Regulatory Clearances, and assuming the accuracy and completeness of the representations and warranties set forth in Article III and Article V, neither the execution, delivery and performance of this Agreement by Sellers nor the consummation of the transactions contemplated hereby will: (a) conflict with or result in any breach of any provision of the Charter Documents of any Seller; (b) require any filing with, or the obtaining of any permit authorization, consent or approval of any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, License, agreement, lease or other contract, instrument or obligation to which any Seller is a party or by which any Seller or any of its assets may be bound; or (d) violate any Law or Order applicable to any Seller, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not materially and adversely affect the ability of Sellers to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer.
Section 4.4    Litigation. There is no Action pending or, to the knowledge of Sellers, threatened in writing against any Seller, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would reasonably be expected to materially and adversely affect or restrict the ability of Sellers to consummate the transactions contemplated by this Agreement.
Section 4.5    Certain Fees. No Company Group Member will be responsible for any Liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees in connection with this Agreement or the transactions contemplated hereby based on any commitments made by or on behalf of such Seller.
Article V

REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the Schedules (in the corresponding section or to the extent otherwise disclosed against another section in accordance with Section 10.15), Buyer hereby represents and warrants to Sellers as follows:
Section 5.1    Organization. Buyer is duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted.
Section 5.2    Authorization. Buyer has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Buyer and does, when duly executed by all Parties and delivered by Buyer, constitute the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
Section 5.3    Consents and Approvals; No Violations. Except as set forth on Schedule 5.3 and for the Regulatory Clearances, and assuming the accuracy and completeness of the representations and warranties set forth in Article III and Article IV, neither the execution, performance and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereby will: (a) conflict with or result in any breach of any provision of the Charter Documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, License, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law or Order applicable to Buyer, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not materially and adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Sellers.
Section 5.4    Litigation. There is no Action pending or, to the knowledge of Buyer, threatened in writing against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would reasonably be expected to materially and adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.
Section 5.5    Financial Capability.
(a)Concurrently with the execution of this Agreement, Buyer has delivered to Sellers true, complete and correct copies of (i) the executed commitment letter (together with the term sheets and any other exhibits, schedules, annexes and other attachments thereto, and as amended, supplemented, waived, modified, substituted or replaced from time to time after the date hereof in compliance with Section 6.20, the “Debt Commitment Letter”), from the lenders party thereto (collectively, the “Lenders”) and the arrangers party thereto, pursuant to which the Lenders have committed, subject only to the terms and conditions set forth therein, to provide to Buyer at the Closing and in accordance with Section 2.1(a) of this Agreement debt financing in the amounts set forth therein (the “Debt Financing”) and (ii) the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from the Sponsor, pursuant to which the Sponsor has committed, subject only to the terms and conditions set forth therein, to provide to Buyer at the Closing and in accordance with Section 2.1(a) of this Agreement (directly or indirectly) equity financing in an aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). As of the date hereof, none of the Commitment Letters or the fee letter referenced in the Debt Commitment Letter (the “Fee Letter”), a copy of which Buyer has delivered to Sellers, has been amended, modified, terminated or withdrawn; provided that the existence or exercise of “market flex” provisions contained in the Fee Letter shall not constitute an amendment or modification of the Debt Commitment Letter. As of the date hereof, the Commitment Letters and the Fee Letter are in full force and effect and constitute the legal, valid and binding obligations of Buyer and, in the case of the Debt Commitment Letter and the Fee Letter, to the knowledge of Buyer, the other parties thereto, in each case, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in grating equitable remedies. As of the date hereof, there are no other legally binding agreements, side letters or arrangements relating to the Financing (other than the Commitment Letters and the Fee Letter) among the parties thereto that would reasonably be expected to adversely affect the availability of the Financing. As of the date hereof, the Financing is subject to no conditions precedent other than those set forth in the Commitment Letters and the Fee Letter.
(b)Concurrently with the execution of this Agreement, Buyer has delivered to Sellers a true, complete and correct copy of a limited guarantee by and between the Sponsor and Sellers (the “Limited Guarantee”) pursuant to which the Sponsor has guaranteed certain payment obligations of Buyer hereunder. As of the date hereof, the Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Sponsor and the other parties thereto, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
(c)As of the date hereof, to the knowledge of Buyer, assuming the accuracy and completeness of the representations and warranties set forth in Article III and Article IV, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a material default or breach by Buyer under either of the Commitment Letters. Assuming the funding in full of the Financing on the Closing Date, the accuracy of the representations and warranties set forth in Article III and Article IV and the performance by Sellers and the Company Group of their respective obligations under this Agreement, including, but not limited to, the obligations set forth in Section 6.20, as of the date hereof, (i) Buyer will have on the Closing Date sufficient funds to pay the Purchase Price on the Closing Date and (ii) the Company Group will have on the Closing Date sufficient funds to pay the Estimated Distribution Amount on the Closing Date.
(d)For the avoidance of doubt, Buyer acknowledges that its obligations to consummate the transactions contemplated by this Agreement on the terms set forth herein are not conditioned upon the availability, terms or consummation of the Financing (or any Alternative Financing); provided that Buyer’s obligations to draw down the proceeds of the Equity Financing pursuant to the terms and subject to the conditions of the Equity Commitment Letter and/or to consummate the Closing are subject to the terms and conditions of Section 10.12(b).
Section 5.6    Solvency. Buyer is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company Group. Buyer is Solvent as of the date of this Agreement and, assuming (a) the satisfaction of the conditions to Sellers’ obligation to consummate the transactions contemplated by this Agreement, (b) the representations and warranties contained in Article III and Article IV are true and correct in all materials respects, (c) the most recent financial forecasts made available to Buyer by Sellers prior to the date hereof have been prepared in good faith upon assumptions that were and continue to be reasonable and (d) that immediately prior to Closing, without giving effect to the Financing, the Company Group is Solvent, each of Buyer and the Company Group (on a consolidated basis) will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Purchase Price and the Distribution Amount, all other amounts required to be paid, borrowed or refinanced in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, be Solvent as of and immediately after the Closing.
Section 5.7    Independent Review. Buyer has conducted its own independent review and analysis of the Company Group and its condition, cash flow and prospects, and acknowledges that Buyer has been provided access to the properties, premises and records of the Company Group for this purpose, including to certain projections, including projected statements of operating revenues and income from operations of the Company Group and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Buyer is knowledgeable about the industries in which the Company Group operates and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. In entering into this Agreement, Buyer has relied exclusively upon its own investigation and analysis and the representations and warranties contained herein, and Buyer:
(a)acknowledges that: (i) it has had the opportunity to visit with the Company and meet with its officers and other Representatives to discuss the Company Group and its condition, cash flow and prospects and (ii) all materials and information requested by Buyer have been provided to Buyer to Buyer’s reasonable satisfaction;
(b)acknowledges that it has undertaken such due diligence as Buyer deems adequate;
(c)acknowledges that, except as set forth in Article III and Article IV, none of Sellers, the Company Group Members, nor any of their respective partners, officers, employees, Affiliates, agents or other Representatives makes, and that Buyer has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its Representatives prior to the execution of this Agreement;
(d)agrees, to the fullest extent permitted by Law, that none of Sellers, the Company Group Members, nor any of their respective partners, directors, officers, employees, Affiliates, agents or other Representatives will have any Liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement; and
(e)acknowledges that, none of Sellers, the Company Group Members, nor any of their respective partners, officers, employees, Affiliates, agents or other Representatives makes, has made or will be deemed to have made, and that Buyer has not relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company Group, other than the representations, warranties, covenants and agreements of Sellers that are expressly set forth in this Agreement.
Section 5.8    Purchase for Investment.
(a)Buyer is acquiring the Purchased Equity Interests solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933 (the “Securities Act”)) thereof. Buyer understands that the Purchased Equity Interests have not been registered under the Securities Act or any state or foreign securities Laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such Laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign Law unless an applicable exemption from registration is available.
(b)Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.
Section 5.9    Certain Fees. Except as set forth on Schedule 5.9, Buyer has not employed any broker, finder, investment banker, or other intermediary or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees in connection with this Agreement or the transactions contemplated hereby.
Article VI

COVENANTS
Section 6.1Conduct of the Company Group. Sellers agree that, during the period from the date of this Agreement to the Closing, except as consented to by Buyer, Sellers will not and will cause their Affiliates to not issue any equity or equity-based interests (whether settled in cash or equity) to any employee of any Company Group Member, under the Parent Stock Plans or otherwise. Sellers also agree that, during the period from the date of this Agreement to the Closing, except as otherwise expressly contemplated by this Agreement, including in connection with the Restructuring, or as consented to by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), Sellers will cause each Company Group Member to:
(a)not amend its Charter Documents;
(b)not authorize for issuance, issue, sell, grant, transfer, dispose of, pledge, encumber or deliver or agree or commit to issue, sell, grant, transfer, dispose of, pledge, encumber or deliver any of its equity interests or shares of its capital stock, or issue any securities convertible into, exchangeable for or representing a right to purchase or receive, or enter into any contract with respect to the issuance of, its equity interests or shares of its capital stock;
(c)not (i) split, combine, reclassify or effect any like change in any of its equity interests or shares of its capital stock, (ii) declare, set aside or pay any equity dividend or other equity distribution in respect of its capital stock or (iii) redeem or otherwise acquire any of its securities; provided, that each Company Group Member may pay cash dividends in respect of its equity interests or capital stock;
(d)use commercially reasonable efforts to conduct its business substantially in the Ordinary Course and in compliance with applicable Laws;
(e)not (i) effect any merger, amalgamation, consolidation, business combination , recapitalization or similar transaction or (ii) acquire, by merger, combination, consolidation, acquisition or stock or assets, or otherwise, any capital stock of, or material assets, properties or rights of, any business or Person or interest therein;
(f)not sell, transfer, lease, license, abandon or otherwise dispose of any assets of the Company Group having, in aggregate, a value in excess of $5,000,000, except for cash and inventory in the Ordinary Course;
(g)not mortgage, pledge or subject to any Lien or security interest (other than Permitted Liens) any asset of the Company Group, having, in aggregate, a value in excess of $5,000,000, except in the Ordinary Course;
(h)not create, assume or incur any Indebtedness or guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than pursuant to intercompany borrowing arrangements that will be settled or repaid in full at or before Closing and other than pursuant to any real property lease with annual payments of $3,000,000 or less which is entered into in the Ordinary Course );
(i)not make any loans, advances or capital contributions to, or investments in, any other Person (other than pursuant to intercompany borrowing arrangements that will be settled or repaid in full at or before Closing), including between two or more Company Group Members (except as set forth on Schedule 6.1(i) or in the Ordinary Course); provided that, for the avoidance of doubt, upstream loans or other advances made to facilitate the repatriation of cash in lieu of a distribution of such cash shall not be treated as Ordinary Course;
(j)not fail to satisfy when due any material Liability of any Company Group Member (other than any such Liability that is being contested in good faith);
(k)not (i) amend, modify or terminate, or waive any material rights under any Material Contract, (ii) enter into any Contract that would be a Material Contract if such Contract were in effect as of the date of this Agreement or (iii) forgive, discharge, settle, cancel or compromise any Indebtedness or claim owed to, or waive or release any material right of, any Company Group Member, in each case, except in the Ordinary Course;
(l)not sell, assign, transfer, convey, license, lease, abandon, cancel, fail to renew or otherwise dispose of any Company Intellectual Property (except in the Ordinary Course) or fail to continue to maintain the secrecy, confidentiality and value of any trade secrets or other confidential or proprietary information in the Company Intellectual Property;
(m)not take any action for its winding up, liquidation, dissolution, restructuring or reorganization or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues;

(n)not make any material change in any method of accounting or accounting practice or policy used by the Company Group in the preparation of its financial statements, other than changes required by GAAP or applicable Law;
(o)not (i) assign or enter into any settlement or release with respect to any Action or (ii) commence any Action, in each case, except in the Ordinary Course;
(p)not fail to maintain any insurance policy that is issued exclusively in the name of the Company Group or material to the business of the Company Group;
(q)not cancel or terminate any existing Material Lease, except in the Ordinary Course and except for renewals in the Ordinary Course;
(r)not (i) make, commit to make or authorize any capital expenditure, individually or in the aggregate, in excess of $5,000,000 or (ii) fail to make capital expenditures in the Ordinary Course;
(s)not materially change its collection practices in respect of accounts receivable or payment practices in respect of accounts payable;
(t)not enter into any joint venture, strategic alliance, partnership or similar venture or arrangement;
(u)not enter into any new, material line of business that was not disclosed on Schedule 6.1(u);
(v)except as expressly contemplated in connection with the Restructuring or, with respect to clauses (ii) through (vii), as relates to a Combined Tax Return, not (i) make, amend, rescind or revoke any entity classification election under Section 301.7701-3 of the Treasury Regulations (or otherwise undertake a change in entity classification) or any other material Tax election with respect to any Company Group Member, (ii) adopt or change (or file a request to make any such change) any method of Tax accounting or Tax accounting period, (iii) enter into any closing agreement or other similar agreement in respect of Taxes with any Governmental Entity, (iv) file any material amended Tax Return or any claims for material Tax refunds, (v) enter into any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement (other than customary commercial agreements entered in the ordinary course of business not primarily relating to Taxes), (vi) make any application or request for, or negotiate or conclude any, voluntary Tax disclosure, Tax amnesty application or Tax ruling with a Governmental Entity or (vii) settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability.
(w)not, except as required pursuant to the terms of any Company Benefit Plan, Parent Benefit Plan or applicable Law (i) increase the compensation or benefits of any of its directors, officers, employees or individual independent contractors or consultants, in each case other than in the Ordinary Course (Ordinary Course includes, among other things, spot bonuses consistent with past practice, increases for promotions, increases for accepting additional responsibilities and periodic merit increases consistent with past practices), (ii) grant any severance or termination pay to any Company Group directors, officers, other employees or individual independent contractors or consultants, other than in the Ordinary Course or not required under any Company Benefit Plan or Parent Benefit Plan, (iii) grant any annual award for a performance period ending after January 1, 2023 in a manner inconsistent with Ordinary Course, or any other award, or any retention, change in control, transaction compensation, to any current or former Company Group directors, officers, other employees or individual independent contractors or consultants, (iv) enter into or materially amend any employment, consulting or severance agreement or arrangement with any current or former Company Group directors, officers, other employees or individual independent contractors or consultants, (v) take any action to accelerate the vesting or payment, or the funding of any payment or benefit under, any Company Benefit Plan, (vi) establish, adopt, enter into, modify or amend or terminate any

Company Benefit Plan, except in the Ordinary Course as would not materially increase the costs to the Company Group or Buyer, (vii) hire or terminate the employment or services of any employee, officer or individual independent contractor or consultant with annual targeted cash compensation greater than U.S. $200,000 (or its local currency equivalent for individuals outside of the U.S.), other than a replacement hiring or a termination for cause or due to permanent disability, (viii) hire any employees (including leased employees) at a compensation level materially inconsistent with such employee’s skills and/or experience and in such numbers and frequency as would be materially inconsistent with the current and short term projected needs of the Company Group, (ix) except as set forth on Schedule 6.1(w)(ix), transfer the employment of any employee of the Company Group to Parent or any of its Subsidiaries (other than the Company Group), unless such employee provides services primarily to Parent or any of its Subsidiaries (other than the Company Group), or (x) except as set forth on Schedule 6.1(w)(x), transfer the employment of any employee of the Parent or any of its Subsidiaries (other than the Company Group) to the Company Group, unless such employee provides services primarily or exclusively to the Company Group;
(x)Except as set forth on Schedule 6.1(x), not enter into, establish, adopt, materially amend or renew any Collective Bargaining Agreement, other than renewals, extensions or amendments of a Collective Bargaining Agreement in the Ordinary Course that do not materially increase the cost of operating such Collective Bargaining Agreement; and
(y)not agree in writing, or otherwise, to take any action described in this Section 6.1.
The Parties agree to the terms set forth in Schedule 6.1(z).
Section 6.2Access to Information.
(a)Subject to the restrictions of any applicable Law or contractual undertaking, between the date of this Agreement and the Closing, Sellers will (i) give Buyer and its Representatives reasonable access to the books, records, Contracts, Tax Returns, work papers, offices and other facilities and properties of the Company Group, (ii) permit Buyer and its Representatives to make such inspections thereof as Buyer may reasonably request, (iii) cause the officers of the Company Group to furnish Buyer and its Representatives with such financial and operations data and other information with respect to the Company Group as Buyer may reasonably request and (iv) cause the officers of the Company Group to cooperate with Buyer and its Representatives in their reasonable investigation of the Company Group; provided, however, that any such investigation will be conducted during normal business hours under the supervision of the applicable personnel of Sellers or their Affiliates and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement and not interfere unreasonably with the operations of the Company Group. Notwithstanding the foregoing, Buyer and its counsel, environmental consultants, investment bankers, financial sources, lenders and other Representatives will not, prior to the Closing, conduct any environmental assessments, studies, investigations, monitoring, or other inquiries pertaining to Environmental Laws or Hazardous Substances and relating to the Leased Real Property, including any Phase I environmental site assessment, Phase II environmental site assessment, or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment. Further, notwithstanding the foregoing, Buyer will not have access to personnel records of the Company Group relating to individual performance or evaluation records, medical history, or other information that in Sellers’ opinion is sensitive or the disclosure of which is reasonably likely to subject any Seller or its Affiliates to risk of Liability.
(b)Sellers make no representation or warranty as to the accuracy or completeness of any information provided pursuant to this Section 6.2 and Buyer may not rely on the accurateness or completeness of such information, in each case other than (subject to Section 5.7) as expressly set forth in Article III or Article IV.

(c)All information furnished or provided by Sellers or a Company Group Member, or any of their respective Affiliates or Representatives, to Buyer or its Representatives pursuant this Section 6.2 (whether furnished before or after the date of this Agreement) will be held subject to the Confidentiality Agreement. The Confidentiality Agreement shall terminate at the Closing and shall thereafter cease to be of any force or effect.
(d)Following the Closing, Sellers agree, upon reasonable prior notice from the Company, to (i) make personnel of Sellers and their respective Affiliates available to the Company and its Representatives and (ii) give the Company and its Representatives reasonable access to the records of Sellers and their respective Affiliates, in each case to the extent necessary in connection with any audit, investigation, dispute, Tax, SEC reporting or other similar reasonable business purpose of the Company Group; provided, however, that any such investigation will be conducted during normal business hours under the supervision of the applicable personnel of Sellers or their respective Affiliates and in such a manner determined by Sellers in good faith to be necessary to: (A) ensure compliance with any applicable Law, (B) preserve any applicable privilege, (C) comply with any contractual confidentiality obligations, (D) maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement and (E) not interfere unreasonably with the operations of Sellers and their respective Subsidiaries. The Company will bear all out of pocket costs and expenses (including attorney’s fees but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
(e)Following the Closing, the Company agrees, upon reasonable prior notice from Sellers, to (i) make personnel of the Company Group Members available to Sellers and their Representatives and (ii) give Sellers and their Representatives reasonable access to the records of the Company Group, in each case to the extent necessary in connection with any audit, investigation, dispute, Tax, SEC reporting or other similar reasonable business purpose of Sellers; provided, however, that any such investigation will be conducted during normal business hours under the supervision of the applicable personnel of the Company or its Affiliates and in such a manner determined by the Company in good faith to be necessary to: (A) ensure compliance with any applicable Law, (B) preserve any applicable privilege, (C) comply with any contractual confidentiality obligations, (D) maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement and (E) not interfere unreasonably with the operations of the Company Group. Sellers will bear all out of pocket costs and expenses (including attorney’s fees but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.
(f)From and after the Closing, except as required under the Transition Services Agreement, Sellers shall, and shall cause their respective Affiliates to, promptly destroy all information concerning the Company Group, except (i) to the extent necessary to meet legal or regulatory requirements (including stock exchange rules and rules of a professional body), (ii) as required by bona fide internal compliance, document retention or audit policies and procedures or (iii) such copies as are created pursuant to automatic archiving and back up procedures. From and after the Closing, Sellers shall, and shall cause their Affiliates to, hold in confidence any and all information, whether written or oral, concerning the Company Group, except to the extent that Sellers can show that such information is (A) generally available to and known by the public through no fault of Sellers or their respective Affiliates or (B) is lawfully acquired by Sellers or their respective Affiliates from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.
Section 6.3Consents and Regulatory Filings.
(a)The Parties will cooperate and use all reasonable best efforts to obtain all Licenses, consents, approvals, authorizations, waiting period terminations or expirations, qualifications and Orders of Governmental Entities and other third parties necessary, as promptly as reasonably practicable and in any event prior to the Outside Date, to consummate the transactions contemplated by this Agreement, including making or causing to be made all notifications, filings and submissions required to obtain the Regulatory Clearances. The Parties will use all reasonable best efforts to supply any additional information, including requests for production of documents and production of witnesses for interviews or depositions, that may be requested by any Governmental Entity for the purpose of obtaining Regulatory Clearances.
(b)Sellers and Buyer will make all initial filings required under the HSR Act with respect to the transactions contemplated by this Agreement within ten Business Days following the date of this Agreement, and will make as promptly as reasonably practicable any other filings necessary, proper or advisable under applicable Law in order to obtain the Regulatory Clearances, and in any event the Parties will provide all information in their possession and necessary in order to make all such initial filings within 30 days following the date hereof. Each of Sellers and Buyer will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or in connection with obtaining the Regulatory Clearances. Each of Sellers and Buyer will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their respective Affiliates or any of its or their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of Sellers and Buyer will promptly notify the other of the receipt and content of any oral or written communication, inquiries or requests for additional information it receives from any Governmental Entity in connection therewith and will promptly (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or any inquiry; (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such oral or written communication, inquiry or request; (iii) permit the other Party to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Entity; and (iv) to the extent practicable and permitted by such applicable Governmental Entity, give the other Party or its counsel the opportunity to attend and participate in all meetings, substantive telephone calls or conferences with any Governmental Entity. Notwithstanding anything to the contrary in this Section 6.3(b), (A) Buyer shall control the strategy for obtaining all consents, approvals or waivers necessary to satisfy the conditions set forth in Section 7.1(b), including by directing the timing (except as otherwise provided herein), nature and substance of any filings, forms, statements, commitments, submissions and communications in connection therewith, as well as the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings or other actions challenging such consents, approvals or waivers, provided that Buyer shall provide Sellers with a reasonable opportunity to comment on such filings, forms, statements, commitments, submissions and communications, (B) no Party shall be required to make available any part of any filings, forms, statements, commitments, submissions and communications which relate solely to such Party or such party’s Affiliates, except to the extent reasonably necessary in connection with obtaining Regulatory Clearances and on an “outside counsel only” basis, (C) no Party shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” or other basis designed to ensure compliance with applicable Law (including the HSR Act), and (D) Buyer’s decisions related to the strategy for obtaining all consents, approvals, and waivers necessary to satisfy the conditions set forth in Section 7.1(b) will be calculated to obtain such approvals or waivers without undo delay (taking into account the expected Closing Date, and provided that such calculation will not require the Buyer to take unreasonable actions to avoid such delay).
(c)Neither Buyer nor Sellers will, and each will cause its respective Affiliates not to, take any action that could reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings.
(d)Notwithstanding any provision of this Agreement to the contrary, Buyer will use all reasonable best efforts to obtain all Regulatory Clearances, and to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity or any other party with respect thereto, so as to enable the Parties to close the transactions contemplated by this

Agreement on or before the Outside Date, including (i) making amendments or modifications to this Agreement (other than amendments to the Purchase Price, Base Distribution Amount or the respective components, inputs or calculations thereof) to the extent necessary to obtain the Regulatory Clearances, (ii) supplying promptly any additional information and documentary material that may be requested by a Governmental Entity pursuant to the HSR Act or otherwise in connection with obtaining the Regulatory Clearances and (iii) agreeing to any restrictions or limitations on any businesses, operations, assets or contractual freedoms of any such businesses or operations (provided, that any such commitment or transaction involving the Company Group (or any of its assets or business) may be subject to the occurrence of the Closing) to the extent necessary to obtain the Regulatory Clearances. For the avoidance of doubt, Buyer will take any and all actions necessary in order to remedy or otherwise address the concerns (whether or not formally expressed) of any Governmental Entity under the HSR Act or otherwise relating to the Regulatory Clearances, including divesting, disposing of, restricting, or holding separate all or any portion of the businesses or assets of Buyer or any of its Affiliates or the businesses or assets of the Company (each, a “Regulatory Action”); provided, however, that Buyer is prohibited from proposing to any Governmental Entity or agreeing to any Regulatory Action with respect to the businesses or assets of the Company without the prior written consent of Sellers.
(e)In connection with this Section 6.3, if any Action is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Antitrust Laws, the Parties will jointly (to the extent practicable) use all reasonable best efforts to (i) oppose or defend against such Action and (ii) take such action as necessary to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by appeal if necessary of any Order that makes illegal or prohibits the consummation of the transactions contemplated by this Agreement; provided that any commitment or transaction involving the Company Group (or any of its assets or business) may be subject to the occurrence of the Closing.
(f)Sellers will, and will cause the Company Group to, use reasonable best efforts to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group or representative body, pension trustee or regulator, or Governmental Entity where so required under applicable Law. Sellers will keep Buyer reasonably informed about all material steps in the notification and/or consultation processes in any jurisdictions concerned and permit Buyer (to the extent applicable) a reasonable opportunity to comment on any written communication to be delivered in connection with the notification and/or consultation processes. Reasonably in advance of any meeting between the Company Group and a works council, union, labor board, employee group or representative body, pension trustee or regulator, or Governmental Entity, Sellers shall, unless prohibited by applicable Law, invite a representative of Buyer to attend such meeting. In connection with such consultations and notifications, Sellers shall not, and shall cause the Company Group to not, make or accept any commitments, obligations or undertakings which could materially affect or prejudice the financial, legal or other position of the Company Group without the prior written consent of Buyer. The Company and Sellers (as applicable) shall use their reasonable efforts to, on a timely basis, provide the Buyer with such information as the Buyer may reasonably request in relation to any such consultation.
(g)In the event that any of the regulatory approvals listed on Schedule 1.1(c) designated with an asterisk alongside the name are not obtained on or prior to December 15, 2022, Buyer and the Sellers will cooperate in good faith to use commercially reasonable efforts to remove from the Company Group the assets and liabilities of the Company Group to the extent such assets and liabilities relate, and any Company Group Member to the extent such Company Group Member solely relates, to the operations that require such regulatory approval(s) that remain outstanding (such assets, liabilities and/or entities, the “Carve-Out Operations”) in a manner that would enable the parties to effect the Closing without such approval(s) and without violating applicable Law, with (i) the proceeds payable to the Sellers at the Closing being reduced by an amount that is proportionate to the EBITDA associated with such Carve-Out Operations, (ii) such Carve-Out Operations being operated for the benefit and burden of the Company Group between the Closing and the transfer back of the Carve-Out Operations to the Company Group (or until an agreed outside date) and (iii) such Carve-Out Operations being transferred back to the Company Group as soon as reasonably practicable following receipt of the applicable regulatory approval(s) in exchange for the amount of reduction to the proceeds payable to the Sellers at the Closing in accordance with clause (i) above with respect to the applicable Carve-Out Operations transferred back to the Company Group.
Section 6.4Reasonable Best Efforts. Without limiting the foregoing, each of the Parties will cooperate, and use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable after the date hereof and in any event on or before the Outside Date. The Parties agree, with respect to a threatened or pending, preliminary or permanent Law or Order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use all reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be. The Parties further agree to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, subject to the terms and conditions herein.
Section 6.5Public Announcements. Within four business days of the date hereof, Parent will issue a press release (the “Press Release”) in a form to be mutually agreed by Buyer and Sellers. Except for the Press Release, Parent’s investor presentation, or as agreed to by the other Party, neither Party will issue any report, statement or press release or otherwise make any public statements or filings with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, either Party (or its Affiliates) may issue a report, statement or press release or otherwise make a public statement or filing with respect to this Agreement and the transactions contemplated by this Agreement as required by applicable Law or the rules of any stock exchange. In the event any proposed announcement or release is required by applicable Law or the rules of any stock exchange, the Party proposing such announcement or release will advise the other Party and the Parties will use commercially reasonable efforts to cause a mutually agreeable release, announcement or other disclosure to be issued. Notwithstanding the foregoing, (a) Parent may publicly file this Agreement as required by applicable Law or the rules of any stock exchange without the prior written consent of Buyer but Buyer will not publicly file this Agreement without the prior written consent of Sellers and (b) the Parties may disclose this Agreement or its terms to (i) their respective employees, accountants, advisors and other Representatives as necessary in connection with the ordinary conduct of their business (so long as such Persons agree to, or are bound by contractual, professional or fiduciary obligations to, keep the terms of this Agreement confidential and (ii) to any limited partner or prospective limited partner, or lender, underwriter or other financing source, of Buyer or its Affiliates (and such limited partners’, lenders’, underwriters’ and financing sources’ respective legal counsel) in connection with such Person’s due diligence of Buyer or its Affiliates.
Section 6.6Lauda, Germany Facility Sale Proceeds. If the sale of PAC facility located in Lauda, Germany occurs after the Closing Date, Buyer will, or will cause the relevant Company Group Member to, remit the proceeds of such sale, less any costs, expenses and Taxes incurred by any Company Group Member in connection with such sale, to the Parent within 30 days of the completion of such sale.
Section 6.7[Reserved].

Section 6.8Tax Matters.
(a)Tax Sharing Agreements. Any Tax sharing agreement or similar agreement between any Company Group Member, on the one hand, and Parent (or any Affiliate of Parent other than a Company Group Member), on the other hand, will be terminated as of the Closing Date and will have no further effect for any Taxable year, or portion thereof (whether the current year, a future year, or a past year). As of the Closing, no Company Group Member will have any further obligations to Parent or its Affiliates under any such Tax sharing agreement or similar agreement.
(b)Responsibility for Filing Tax Returns. Sellers will, at their own expense, prepare or cause to be prepared and timely file or cause to be timely filed (A) all Combined Tax Returns. (B) all other income Tax Returns of each Company Group Member for all Pre-Closing Tax Periods (other than Straddle Periods) and (C) all Tax Returns of each Company Group Member not described in clauses (A) and (B) that are due to be filed on or prior to the Closing Date. With respect to any Tax Return described in clause (B) that is due (taking into account applicable extensions) to be filed after the Closing Date (“Seller Prepared Tax Returns”), such Seller Prepared Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. No later than 30 days prior to the due date for such Seller Prepared Tax Return, Sellers will provide, or cause to be provided, Buyer with a draft of any such Seller Prepared Tax Returns. Buyer will have the right to review and comment on any such Seller Prepared Tax Return; provided, that Sellers will not be required to request an extension of time for the filing of such Seller Prepared Tax Return and Sellers will have the right to file such Seller Prepared Tax Return even if Buyer has not completed its review of such Tax Return. If Buyer disputes any items shown on any such Seller Prepared Tax Return, Buyer will notify Sellers within 10 days after receiving such Seller Prepared Tax Return. Sellers and Buyer will negotiate in good faith and use commercially reasonable efforts to resolve any disputed items. Sellers shall timely file, or shall cause to be timely filed, any Tax Returns described clauses (B) and (C) of this Section 6.8(b) with the appropriate Governmental Entity and shall timely pay, or cause to be paid, such Taxes reported as due and payable on any such Tax Returns (and any other Tax Return described in clause (A) hereof).
(c)Responsibility for Filing Other Tax Returns. Except for the Tax Returns described in Section 6.8(b), the Company will, at the expense of the Company Group, prepare, and timely file or cause to be prepared and timely filed, all Tax Returns of each Company Group Member (including any successors thereof) that have not yet been filed and are required to be filed after the Closing Date, including any such Tax Returns for a Straddle Period. Subject to Sections 6.8(d) and 6.8(e), the Company Group will be reimbursed by Sellers for any Taxes with respect to a Pre-Closing Tax Period owed by any Company Group Member (including any successors thereof) with respect to any Tax Returns for any Pre-Closing Tax Period, within 15 days after receipt by Sellers of a notice from the Company stating that payment by a Company Group Member (including any successors thereof) of such Taxes is due, except to the extent such Taxes were specifically included as a liability in Company Indebtedness or Net Working Capital in the Final Closing Statement. To the maximum extent permitted by applicable Law, the Transaction Tax Deductions will be reflected on Tax Returns for Taxable periods that end on or prior to the Closing Date.
(d)Straddle Periods. For purposes of determining the amount of Taxes included in Net Working Capital, Company Indebtedness, Seller Taxes and this Section 6.8(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax that relates to the portion of such Taxable period ending on the Closing Date will (i) in the case of any Taxes other than Taxes based upon or related to income, gain or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any Tax based upon or related to income, gain or receipts (including income Taxes and sales and use Taxes), be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date; provided, that (i) exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) that are actually available to be utilized will be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period to the extent permitted by applicable Law, (ii) any Transaction Tax Deductions for a Straddle Period will be allocated to the portion of the Straddle Period ending on the Closing Date to the extent permitted under applicable Law, (iii) the portion of any Tax that is allocable to the pre-Closing portion of any Straddle Period for purposes of this Section 6.8(d) shall include any Taxes attributable to any amount required to be included under Section 951 of the Code or Section 951A of the Code by Buyer or any of its Affiliates (including, following the Closing, any Company Group Member), assuming the Taxable year of the applicable Company Group Member was deemed to end on the Closing Date to the extent such amount (A) is attributable to the income, earnings and profits or property of such Company Group Member and (B) would be allocable to any Pre-Closing Tax Period if the Taxable year of each such entity ended on the day prior to the Closing Date (determined on a “with and without” basis) and (iv) items of income, gain, loss, deduction and credit for the Pre-Closing Tax Period of the Company and Holdings shall be allocated and determined by utilizing the interim closing method as of the end of the day on the Closing Date in accordance with Treasury Regulations Section 1.706-4 (and any similar provisions of applicable state, local or foreign law). Subject to the other terms of this Agreement, any credits or estimated Tax payments relating to a Straddle Period will be taken into account as though the relevant Taxable period ended on the Closing Date.
(e)Reimbursement of the Company Group. With respect to any Tax Return required to be filed by the Company pursuant to Section 6.8(c) for any Pre-Closing Tax Period, the Company will provide Buyer and Sellers with copies of such Tax Return, along with all schedules, statements, workpapers and supporting documentation to the extent relating to such Tax Returns (the “Supporting Documentation”) promptly after the Company has prepared (or caused to be prepared) such Tax Return and Supporting Documentation, and in any event, no later than 15 Business Days (or in the case of a non-income Tax Return such amount of time to provide Sellers a meaningful opportunity to review such return to the extent commercially reasonable under the circumstances) prior to the due date for such Tax Return. Buyer and Sellers will have the right to review any such Tax Return and Supporting Documentation; provided, that the Company will not be required to request (or cause to be requested) an extension of time for the filing of such Tax Return and the Company will have the right to file (or cause to be filed) such Tax Return even if either Buyer or Sellers has not completed its review of such Tax Return and Supporting Documentation or objects to any such Tax Return; and provided, further, that Sellers will not be required to reimburse the Company Group pursuant to Section 6.8(c) for any Taxes paid by any Company Group Member with respect to such Tax Return until Sellers have had an opportunity to review such Tax Return and Supporting Documentation. If Buyer or Sellers dispute any items shown on any such Tax Return, such Party will notify the Company and the other Party within 10 Business Days after receiving such Tax Return and the Supporting Documentation. Buyer, Sellers and the Company will negotiate in good faith and use commercially reasonable efforts to resolve any disputed items. If Buyer, Sellers and the Company are unable to resolve any disputed items within 10 Business Days after the receipt by Buyer and Sellers of the Tax Return filed or proposed to be filed, such dispute will be resolved by the Independent Accountant, which will resolve any issue in dispute as promptly as practicable. If any disputed issue has not been resolved prior to the date the applicable Company Group Member is required to file the Tax Return in question, the Company Group will be reimbursed by Sellers for the amount of Taxes for any Pre-Closing Tax Period not in dispute with respect to such Tax Return. Upon resolution of any dispute by Buyer and Sellers or by the Independent Accountant’s delivery of its determination to Buyer, Sellers and the Company, appropriate adjustments will be made to the amount paid by Sellers pursuant to Section 6.8(c) in order to reflect the resolution by good faith negotiation or the Independent Accountant’s determination, as the case may be. If such determination reflects an overpayment by Sellers, the Company Group will promptly pay to Sellers an amount equal to such overpayment amount. The determination by the Independent Accountant will be final, conclusive and binding on the Parties (in the absence of fraud or manifest error). The fees and expenses of the Independent Accountant will be shared equally by Buyer and Sellers. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (including the Company Group after the Closing Date) shall be liable for the income Taxes of the Company or the Sellers for any Pre-Closing Tax Period.
(f)Section 754 Election. Notwithstanding anything in this Agreement to the contrary, the Parties agree that any Company Group Member that is treated as a partnership for U.S. federal income tax purposes (including, for the avoidance of doubt, the Company and Holdings) shall make a valid election pursuant to Section 754 of the Code (and any similar provisions of applicable state, local or foreign law) effective for the taxable period that includes the Closing Date.
(g)Certain Taxes. All Transfer Taxes incurred in connection with Buyer’s purchase of the Purchased Equity Interests pursuant to this Agreement will be paid by 50% by Buyer and 50% by Sellers when due, other than any Transfer Taxes that arise from or are attributable to the Restructuring which, for the avoidance of doubt, shall be borne exclusively by Sellers. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes will prepare and timely file such Tax Returns, will pay such Taxes shown as due and payable on such Tax Returns (subject to prompt reimbursement by the other Party to the extent applicable), and promptly provide a copy of such Tax Return to the other Party. Buyer and Sellers will, and will cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.
(h)Refunds. Any Tax refunds that are actually received by the Company Group, and any amounts actually credited against cash Taxes payable by the Company Group (including any interest paid or credited with respect thereto), in each case with respect to a Pre-Closing Tax Period to the extent such Taxes were paid by the Sellers and their Affiliates, including the Company Group Members, prior to the Closing, or by Sellers and their Affiliates under Section 6.8(b) or 6.8(c) after the Closing or were specifically included as a liability in Company Indebtedness or Net Working Capital in the Final Closing Statement, will be for the account of Sellers, and the Company will pay or cause to be paid over to Sellers an amount equal to such refund or amount of any such credit within 15 days after receipt or utilization thereof, net of any Taxes or other costs to the Company Group attributable to the obtaining and receipt of such refund or credit and except to the extent any such refund or credit arises as the result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date, or such refund or credit was included as an asset in the calculation of Company Indebtedness or Net Working Capital, as finally determined pursuant to Section 2.6. Any such refunds or credits relating to any Straddle Period will be equitably apportioned between the Company and Sellers in accordance with Section 6.8(d). Upon reasonable written request of Sellers, Buyer will, at Sellers’ expense, reasonably cooperate with Sellers in causing the applicable Company Group Member to file for, and use commercially reasonable efforts to obtain the receipt of, any refund that is for the account of Sellers under this Section 6.8(h), to the extent permitted by applicable Law. Buyer may request that Sellers provide reasonable documentation in support of such refund request under this Section 6.8(h). To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Entity, Sellers agree to promptly repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Governmental Entity, to the Company Group. The parties hereto acknowledge and agree that Buyer and its Affiliates (including the Company Group Members) shall have the right to set off and withhold from the payment of any amount payable under this Section 6.8(h) the amount of any Taxes for which Sellers are obligated to pay pursuant to Section 6.8(b), Section 6.8(c) or Section 6.8(l). Notwithstanding anything to the contrary in this Agreement, Seller’s right to any refund of Taxes under this Section 6.8(h) shall survive only for so long as the period for which Buyer and its Affiliates (for the avoidance of doubt, including the Company Group Members from and after the Closing) are entitled to indemnification under Section 6.8(l). Unless requested by Sellers in writing or otherwise required by applicable Law, Buyer will not carry back, and will not cause or permit any Company Group Member to carry back, any net operating loss, capital, or other Tax attribute of such Company Group Member to any periods ending on or prior to the Closing Date.

(i)Post-Closing Actions. Except as otherwise required by applicable Law, following the Closing, Buyer will not, if doing so could (x) result in any increased Tax liability of Sellers or their Affiliates or (y) give rise to a claim for indemnification under this Agreement, in each case for a Pre-Closing Tax Period: (i) file any amended Tax Return for the Company Group or (ii) make, change or revoke any Tax election or change any accounting period or method of the Company Group with retroactive effect, in each case without Sellers’ prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall cause Dynisco Parent, Inc. and any Subsidiary of Dynisco Parent, Inc. that is an includible corporation in the affiliated group of which Dynisco Parent, Inc. is the common parent (in each case, within the meaning of Section 1504(a)(1) of the Code) to file a consolidated U.S. federal income Tax Return for the Taxable year that includes the Closing Date. Prior to the earlier of (A) the five year anniversary of the Closing Date or (B) the commencement of an initial public offering of the Company or any Issuer (as defined in the Investor Rights Agreement), the Company shall not take any action, or cause any Company Group Member to take any action, that could reasonably be expected to result in a deconsolidation for U.S. federal (and applicable state and local) tax purposes of Dynisco Parent, Inc. and Sunquest Holdings, Inc. without Sellers’ prior written consent (which shall be in Sellers’ sole discretion), provided that following the earlier of any such time described in clause (A) or (B), the Company shall not take any such action, or cause any Company Group Member to take any such action without Sellers’ prior written consent (not to be unreasonably withheld, conditioned or delayed).
(j)Tax Cooperation. Buyer and Sellers will use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns relating to the operations of any Company Group Member (including any successor thereof) and any Action with respect to Taxes. Cooperation includes (i) the retention and (on the other Party’s request and at such Party’s expense) the provision of records and information that are reasonably relevant to the filing of any Tax Returns and any Action and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Each of Sellers and Buyer agree (A) to retain all books and records of the Company Group (including any successor of any Company Group Member) with respect to Tax matters pertinent to the Company Group (including any successor of a Company Group entity) relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective Taxable periods, (B) to abide by all record retention agreements entered into with any Governmental Entity and (C) to give the other Party reasonable written notice before transferring, destroying or discarding any books and records and, if the other Party so requests, allow such other Party to take possession of the books and records. Notwithstanding anything to the contrary in this Agreement, Sellers shall not be required to provide Buyer or any other Person any Combined Tax Returns or any Tax Returns or related work papers of Sellers or any of their Affiliates (other than Tax Returns or related work papers exclusively related to the Company Group (including any successor of a Company Group entity)). Buyer and Sellers agree that the sharing of information and cooperation contemplated by this Section 6.8(j) shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. Except as otherwise provided in this Agreement, the Party requesting assistance hereunder shall reimburse the other for any reasonable out of pocket costs incurred furnishing such records and information.
(k)Purchase Price Adjustment. Any amounts paid pursuant to this Section 6.8 will be treated as an adjustment to the Purchase Price or the Distribution Amount, as applicable, for all applicable Tax purposes and shall be treated as such by the Parties on their Tax Returns to the extent permitted by applicable Law.
(l)Indemnity. Notwithstanding anything in this Agreement to the contrary, Sellers and their Affiliates shall indemnify and hold harmless Buyer and its Affiliates (for the avoidance of doubt, including any Company Group Member from and after the Closing) with respect to any Seller Taxes together with any other Losses in respect of Seller Taxes. For purposes of determining indemnification under this Section 6.8(l), “Taxes” and “Losses” shall be deemed to include amounts that would have constituted “Taxes” or “Losses” but for the set off or other utilization of any loss, deduction, credit or other Tax asset (x) generated by Buyer or any of its Affiliates (other than a Company Group Member but including, for the avoidance of doubt, any entity acquired by a Company Group Member following the Closing) in any Taxable period or (y) first generated by any Company Group Member in any Taxable period (or portion thereof) beginning after the Closing Date and are, in each case, unrelated to the incurrence of any Losses that are or may be the subject of a claim for indemnification pursuant to this Section 6.8(l).
(m)Tax Contests. Each of Buyer and Seller shall use commercially reasonable efforts to notify the other Party in writing within 30 days of receipt of written notice of any pending or threated audit, examination, contest or other proceeding relating to any Taxes or Tax Return of any Company Group Member in respect of any Pre-Closing Tax Period or that would reasonably be expected to result in an indemnification obligation under Section 6.8(l), other than any such contest that relates to a Combined Tax Return (such audit, examination, contest or proceeding, a “Pre-Closing Tax Proceeding”); provided, that no failure or delay of Buyer or Seller in providing such notice shall reduce or otherwise affect the obligations of the other Party pursuant to this Agreement, except and solely to the extent that the defense of such Pre-Closing Tax Proceeding is directly and materially adversely prejudiced as a result of such failure or delay. Sellers shall, at their own cost and expense, control any audit, examination or contest relating to a Combined Tax Return, provided that, to the extent any such audit, examination or contest relates to (x) any breach of or inaccuracy in any Seller Fundamental Tax Warranty or (y) the Allocation, (1) Sellers shall keep Buyer reasonably informed with respect to the commencement, status and nature of any such audit, examination or contest relating thereto and (2) Sellers shall consider reasonable comments proposed by Buyer that are related to the defense of the portion of any such proceeding relating to the Seller Fundamental Tax Warranties or the Allocation. Sellers shall, at their own cost and expense, have the right to control, upon delivery of written notice to Buyer, any Pre-Closing Tax Proceeding that would reasonably be expected to result in an indemnification obligation under Section 6.8(l) or otherwise result in any increased tax liability of Seller or its Affiliates (other than the Company Group), other than any such Pre-Closing Tax Proceeding for a Straddle Period. The Company shall, at the Company’s cost and expense, control the conduct and defense of any other Pre-Closing Tax Proceeding, including any such Pre-Closing Tax Proceeding for a Straddle Period. The Party that controls any Pre-Closing Tax Proceeding pursuant to this Section 6.8(m) (other than, for the avoidance of doubt, any contest that relates to a Combined Tax Return) shall (i) keep the other Party reasonably informed regarding the status of such Pre-Closing Tax Proceeding, (ii) act in good faith in conducting and contesting such Pre-Closing Tax Proceeding with the relevant Governmental Entity and (iii) not settle, compromise or resolve any portion of such Pre-Closing Tax Proceeding without the other Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Party that does not control any such Pre-Closing Tax Proceeding shall be entitled to participate in the conduct of such Pre-Closing Tax Proceeding at such Party’s sole expense, including by participating in any meetings and teleconferences in connection therewith, to the extent permitted under applicable Law.
(n)Tax Treatment. The Parties agree that, for U.S. federal (and applicable state and local) income tax purposes, the sale and purchase of the Purchased Equity Interests as set forth in this Agreement will be treated, as a taxable sale by Sellers and purchase by Buyer of partnership interests in the Company in a transaction governed by Section 741 of the Code, which will result in a Section 743(b) adjustment to the benefit of Buyer (the “Transaction Tax Treatment”). All Tax Returns filed by any Person with respect to the transactions contemplated by this Agreement shall be filed in a manner consistent with the Transaction Tax Treatment, unless otherwise required by a “determination” under Section 1313(a) of the Code.
(o)Allocation. Sellers and Buyer shall allocate the Purchase Price (plus assumed liabilities and all other relevant amounts to the extent properly treated as consideration under applicable Law for applicable Tax purposes) among the assets of each Company Group Member, as applicable, for purposes of determining Buyer’s Section 743(b) adjustment, in accordance with the principles of Sections 755 and 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or non-U.S. law, as appropriate) (the “Allocation”); provided, that, the Parties agree that the value of each of (i) the Company’s Subsidiaries other than Dynisco Parent, Inc. and its Subsidiaries, on the one hand and (ii) Dynisco Parent, Inc. and its Subsidiaries, on the other hand, will equal 50% of the total enterprise value of the Company Group used for purposes of determining the Purchase Price and the Distribution Amount (determined, for the avoidance of doubt, without regard to the impact of any intracompany payables or receivables between Company Group Members), in each case as further adjusted to take into account the impact of any intracompany payables or receivables between Dynisco Parent, Inc. or its Subsidiaries, on the one hand, and the Company or its Subsidiaries (other than Dynisco Parent, Inc. and its Subsidiaries), on the other hand. Buyer shall prepare and provide or cause to be prepared and provided to Sellers a draft Allocation within 90 days after the final determination of the Purchase Price pursuant to Section 2.6). If Sellers disagree with the draft Allocation, Sellers may, within twenty days of receipt of the proposed allocation, notify Buyer in writing of their disagreement. Buyer and Sellers shall, during the 15 days following any such notification of disagreement, negotiate in good faith and use their reasonable best efforts to resolve such dispute. If Buyer and Sellers are unable to agree to the draft Allocation within such period, the dispute shall be resolved by the Independent Accountant pursuant to the mechanics described in Section 2.6(b). Buyer and Sellers will equally bear the fees and expenses of the Independent Accountant. Neither Sellers nor Buyer shall file any Tax Return or other document or otherwise take any position which is inconsistent with the Allocation as finally determined pursuant to this Section 6.8(o), except to the extent otherwise required by applicable Law.
(p)Tax Structuring. Prior to the Closing, Buyer and Sellers will cooperate in good faith to consider such structures and actions that may be taken by the Company Group Members following the Closing as may be necessary to permit for the repatriation of cash from any non-U.S. Company Group Member or any Company Group Member that is treated as a domestic corporation for U.S. federal income Tax purposes to be effected in a Tax efficient manner following the Closing. The Parties agree that, immediately following the Closing, approximately $60 million of cash shall remain at Dynisco Parent, Inc. or one or more of its Subsidiaries).
Section 6.9Preservation of Records. Except as otherwise provided in this Agreement, following the Closing, the Company will, and will cause each other Company Group Member to, preserve and keep the records (including all Tax and accounting records) of the Company Group for a period of seven years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation. If Buyer or any Company Group Member wishes to destroy such records after the time specified above, Buyer will first give 60 days’ prior written notice to Sellers, and Sellers will have the right at its option and expense, upon prior written notice given to Buyer within that 60-day period, to take possession of the records within 90 days after the date of Sellers’ notice to Buyer.
Section 6.10Employees; Employee Benefits.
(a)Following the Closing, the Company will, or will cause the Company Group Members to, initially employ each employee of the Company Group who is not covered by a Collective Bargaining Agreement (the “Company Employees”), whether salaried or hourly (including each such employee who is absent due to vacation, holiday, illness, leave of absence or short-term disability), (i) at the same job or position and location as in effect immediately prior to the Closing Date, (ii) at a salary or wage level and target cash bonus opportunity at least equal to the salary or wage level and target cash bonus opportunity to which such Company Employees were entitled immediately prior to the Closing Date and (iii) with benefits that are substantially comparable in the aggregate to the benefits that such Company Employees were entitled to receive immediately prior to the Closing Date (including benefits pursuant to qualified and nonqualified retirement and savings plans, medical, dental and pharmaceutical plans and programs, and cash incentive compensation plans but excluding, in each case, equity-based compensation plans, deferred compensation arrangements, defined benefit pension or retiree medical benefits, equity-based incentive opportunities, retention or transaction bonuses, or other non-recurring compensation). The covenants in the foregoing clauses (i) through (iii) will survive for a period of one year following the Closing Date. The terms and conditions of employment for any employees of the Company Group who are covered by Collective Bargaining Agreements shall be governed by such agreements.
(b)The Company will cause the applicable Company Group Member to: (i) assume all Liabilities to provide continuation coverage pursuant to Section 4980B of the Code and Section 601 of ERISA to persons whose “qualifying event” occurs on or before the Closing Date or within the 60 day period after the Closing Date with respect to any Company Employee and his or her “qualified beneficiaries,” with “qualifying event” and “qualified beneficiaries” defined under Section 4980B of the Code and Section 601 of ERISA; (ii) assume, honor and be solely responsible for paying, providing or satisfying when due all vacation, sick pay and other paid time off for Company Employees accrued but unused as of the Closing Date, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date; (iii) be solely responsible for paying and providing long-term disability benefits with respect to any Company Employee and any former employee of the Company who is receiving long-term disability benefits under any plan or program of Sellers or their Affiliates as of the Closing Date; (iv) use commercially reasonable efforts to cause the benefit plans of the Company Group applicable to the Company Employees to recognize all costs and expenses incurred by the Company Employees (and their dependents and beneficiaries) up to (and including) the Closing Date, for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such benefit plan, and to waive any preexisting condition, evidence of insurability, good health or actively-at-work exclusions for the Company Employees; (v) for the remainder of the calendar year in which the Closing occurs, provide a vacation and holiday plan offered to Company Employees substantially equivalent to what the applicable Company Group Member provided the Company Employees immediately prior to the Closing; and (vi) maintain the same severance arrangements applicable to the Company Employees that were in effect immediately before the Closing Date (the “Company Severance Arrangements”) until the later of December 31, 2022 or the end date specified for any applicable Company Severance Arrangement in Schedule 6.10(b). Schedule 6.10(b) sets forth the details of the Company Severance Arrangements applicable to the Company Employees.
(c)The Company will make available to each Company Employee such number of unused vacation days and other paid time off accrued by such employee with the relevant Company Group Member prior to the Closing Date in accordance with applicable personnel policies applicable to such employees on the date hereof.
(d)With respect to each Company Employee, effective after the Closing Date, the Company will, or will cause the applicable Company Group Member to, recognize, for all purposes (other than benefit accrual under a defined benefit pension plan or for purposes of any frozen or terminated plan) under all plans, programs and arrangements established or maintained by the Company Group for the benefit of the Company Employees, all previous service with Sellers and their Affiliates, including the Company Group, prior to the Closing Date to the extent such service was recognized under the corresponding Company Benefit Plan covering such Company Employees including, for purposes of eligibility, vesting and benefit levels, except where credit would result in duplication of benefits.
(e)Except as otherwise expressly provided in Sections 6.10(a) through 6.10(d), Seller and its Affiliates (other than the Company Group) shall retain (or if necessary, assume) all Liabilities and responsibility for and shall indemnify and hold Buyer, its Affiliates (other than the Company Group) and, following the Closing, the Company Group, harmless from and against, all Parent Employment Liabilities.
(f)Nothing in this Agreement shall confer upon any Company Employee or any other Person any right to continue in the employ or service of the Company Group, Sellers, or any of its Subsidiaries, or shall interfere with or restrict in any way the rights of the Company Group, Sellers, or any of its Subsidiaries which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company Group and any Company Employee or any severance, benefit or other applicable plan, policy or program covering such Company Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent Benefit Plan, (ii) prevent the Company Group, Sellers, or any of its Subsidiaries from amending or terminating any Company Benefit Plan or Parent Benefit Plan in accordance with their terms or (iii) create any third-party rights in any current or former service provider of the Company Group (or any beneficiaries or dependents thereof).
(g)The Parties agree to the terms set forth in Schedule 6.10(g).
Section 6.11Use of Names and Trademarks. Subject to the terms of the Trademark License Agreement, the Parties acknowledge that Sellers and their Affiliates are retaining all rights with respect to the name “Roper,” “Roper Technologies,” “Roper Industries”, and any other name containing “Roper” (collectively, the “Seller Marks”). As soon as reasonably practicable after the Closing Date, but in any event within 60 days after the Closing Date, as such period may be extended upon the Parties’ mutual agreement in good faith (the “Transition Period”), Company will, at its own expense, remove any and all exterior signs and other identifiers located on or attached to the property, building, vehicles, signs or premises of the Company Group that include the Seller Marks. Additionally, as soon as reasonably practicable after the Closing Date, but in any event within the Transition Period, the Company will remove from all letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind of the Company Group, and all references to the Seller Marks. Except as otherwise set forth in the Trademark License Agreement, the Company acknowledges and agrees that it will have no right to use any of the Seller Marks or any derivative thereof after the conclusion of the Transition Period. Notwithstanding anything to the contrary herein, nothing herein shall require the Company to remove any Seller Marks from, or preclude the Company from making reference to the Seller Marks in, any materials used by the Company Group internally or retained for archival or compliance purposes. Notwithstanding any provision to the contrary, Roper Industries Manufacturing (Shanghai) Co. Ltd. and Shanghai Roper Industries Trading Co. Ltd. may reference the Seller Marks in their letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind through January 1, 2025.
Section 6.12Guarantees; Commitments.
(a)After the Closing, the Company will forever indemnify, defend and hold harmless Sellers and any of their Affiliates against any Liabilities, damages, costs or expenses that Sellers or any of their Affiliates suffers, incurs or is liable for following the Closing by reason of or arising out of or in consequence of: (i) Sellers or any of their Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, lease, indemnity, surety bond, letter of credit, letter of comfort or other obligation to the extent given in favor of the Company Group and (x) listed on Exhibit 6.12(a) or (y) entered into after the date hereof in accordance with Section 6.1 (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on a Seller or any of its Affiliates with respect to any of the Indemnified Guarantees; or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.
(b)Prior to the Closing, Buyer will use all reasonable best efforts to cause the Company Group Members to be substituted in all respects for Sellers and any of their Affiliates, and for Sellers and their Affiliates to be released, effective as of the Closing, in respect of all obligations of Sellers and any of their Affiliates under each of the Indemnified Guarantees, and Sellers and their Affiliates shall reasonably cooperate with Buyer and the Company with respect thereto. For any Indemnified Guarantee for which a Company Group Member is not substituted in all respects for Sellers and their Affiliates (and for which Sellers and their Affiliates are not released) effective as of the Closing, the Company will continue to use all reasonable best efforts and will cause the Company Group Members to use all reasonable best efforts to effect such substitution and release after the Closing, and Sellers and their Affiliates shall continue to reasonably cooperate with the Company with respect thereto.
Section 6.13Termination of Intercompany Agreements, Affiliate Transactions and Intercompany Balances. Except as set forth on Schedule 6.13, each Intercompany Agreement and Affiliate Transaction will be terminated at or prior to Closing and all Intercompany Balances shall be settled or repaid in full at or prior to Closing.
Section 6.14Contact with Customers, Suppliers and Other Business Relations. During the period from the date of this Agreement until the earliest of the Closing Date or the termination of this Agreement in accordance with its terms, Buyer hereby agrees that it is not authorized to and will not (and will not permit any of its employees, agents, other Representatives or Affiliates to) contact any employee (excluding executive officers), customer, supplier or other material business relation of the Company Group regarding the Company Group or the transactions contemplated by this Agreement without the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed).
Section 6.15Release. Effective as of the Closing, Buyer on behalf of itself and its past, present or future successors, assigns, employees, agents, equityholders, partners, Affiliates (including, following the Closing, the Company Group) and Representatives (including their past, present or future officers and directors) (the “Company Release Parties”) hereby irrevocably and unconditionally releases, acquits and forever discharges Sellers and their predecessors, successors, parents, Subsidiaries and other Affiliates, and all of their respective current and former officers, directors, members, managers, shareholders, employees, agents and other Representatives, and each individual who was a director of a Company Group Member at or prior to the Closing (the “Seller Release Parties”), of and from any and all Actions, damages, accounts and Liabilities (including attorneys’ fees) whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative (“Claims”), held by any Company Release Party to the extent arising out of or relating to Sellers’ or their Affiliates’ ownership of the Company Group or such director’s service as a director of such Company Group Member, except for any of the foregoing set forth in, pursuant to, or arising out of this Agreement or the transactions contemplated hereby and except in the case of fraud. Effective as of the Closing, each Seller on behalf of itself and the other Seller Release Parties hereby irrevocably and unconditionally releases, acquits and forever discharges the Company Release Parties from any and all Claims held by any Seller Release Party to the extent arising out of or relating to the actions or omissions of any Company Release Party prior to the Closing in relation to the Company Group or their respective pre-Closing businesses, operations and properties, except for any of the foregoing set forth in, pursuant to, or arising out of this Agreement or the transactions contemplated hereby and except in the case of fraud. The Company Release Parties and the Seller Release Parties each irrevocably covenant to refrain from, and will use reasonable best efforts to cause each other Company Release Parties or Seller Release Parties, respectively, to refrain from, directly or indirectly, asserting any claim, or commencing, instituting or causing to be commenced, any Action of any kind against any released party, based upon any matter released hereby.
Section 6.16Restructuring.
(a)Prior to the Closing, Sellers will, and will cause their applicable Affiliates to, complete the Restructuring in accordance with Exhibit 1.1(c). Notwithstanding anything to the contrary contained in this Agreement, from and after the date hereof, Sellers and their applicable Affiliates may make amendments and modifications to Exhibit 1.1(c) that they determine, acting reasonably and in good faith, are necessary or advisable; provided, however, that Sellers will not, and will cause their applicable Affiliates not to, make any amendments or modifications to Exhibit 1.1(c) that, as determined by Buyer acting reasonably and in good faith, would impair the step-up in asset tax basis for Buyer or would otherwise have a material and adverse effect on Buyer or, following the Closing, the Company Group without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed).
(b)(i) Prior to the Closing, Buyer and Sellers will cooperate reasonably and in good faith to negotiate an amended and restated limited liability company agreement of Holdings (including terms relating to a management equity incentive plan that are substantially consistent with management equity plans utilized by portfolio companies affiliated with the Sponsor) (such agreement, the “Holdings LLC Agreement”) and (ii) the Company and Sellers will cause the Holdings LLC Agreement to be executed at or prior to the Closing.
Section 6.17Insurance.
(a)From and after the Closing Date, the Company Group will cease to be in any manner insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any Insurance Policies other than (i) any Insurance Policy issued exclusively in the name and for the benefit of any Company Group Member; (ii) with respect to any matters covered by an Insurance Policy that are properly reported to the relevant insurer(s) prior to the Closing Date; or (iii) solely under the Available Insurance Policies that are (A) occurrence-based policies, for any claim, occurrence or Loss that occurred or existed prior to the Closing Date, and (B) claims-made policies, for any claims that existed prior to the Closing Date or for any claims made after the Closing Date that relate to any wrongful acts, circumstances or liabilities that existed, in whole or in part, prior to the Closing Date, in each case under clauses (i) through (iii) above subject to the terms and conditions of the relevant Insurance Policies and this Agreement, except to the extent otherwise mandated by Law. “Available Insurance Policies” means Insurance Policies listed on Schedule 6.17(a). The Company Group will procure all contractual and statutorily obligated insurance at the Closing.
(b)The rights of the Company Group under subparagraphs (a)(ii) and (iii) above are subject to and conditioned upon the following:
(i)the Company Group will be solely responsible for notifying any and all insurance companies of such claims and the Company Group and Sellers will comply with all policy terms and conditions for pursuit and collection of such claims. No Company Group Member will, without the written consent of Sellers or one or more of their Affiliates, amend, modify or waive any rights of Sellers, one or more of their Affiliates, or other insureds under any such Insurance Policies. The Company Group will exclusively bear and be liable (and Sellers and their Affiliates will have no obligation to repay or reimburse the Company Group) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such claims (including any deductible, self-insured retention and similar concepts); and
(ii)with respect to coverage claims or requests for benefits asserted by the Company Group under the Available Insurance Policies, Sellers and their Affiliates will have the right but not the duty to monitor or associate with such claims; provided that the Company Group shall retain control of the defense and settlement of such claims. The Company Group will be liable for any fees, costs or expenses incurred by Sellers and their Affiliates directly or indirectly through the insurers or reinsurers of the Available Insurance Policies relating to any unsuccessful coverage claims. The Company will prevent Company Group Members from assigning any Available Insurance Policies or any rights or claims under the Available Insurance Policies.
(c)Notwithstanding anything to the contrary contained in this Agreement, (i) nothing in this Agreement will limit, waive or abrogate in any manner any rights of any Seller or its Affiliates to insurance coverage for any matter, whether relating to the Company or otherwise, and (ii) Sellers and their Affiliates will retain the exclusive right to control the Available Insurance Policies and all of its other Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its Insurance Policies and to amend, modify or waive any rights under any such Insurance Policies; provided that Sellers shall not, and shall cause their Affiliates not to, amend, modify, terminate or waive any coverage under any Available Insurance Policy in a manner that would impair coverage thereunder available for any claim or incident that arises, in whole or in part, prior to the Closing Date or otherwise limit the rights of the Company Group under this Section 6.17; provided that the Company Group will cooperate with Sellers and their Affiliates with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary in order to permit Sellers and their Affiliates to manage and conduct its insurance matters as Sellers or their Affiliates deem appropriate. With respect to any insurance proceeds, Sellers shall, and shall cause their Affiliates to, instruct the insurer that such proceeds are paid directly to the injured party in settlement of any claims rather than to Sellers or their Affiliates or, if such proceeds are received by Sellers or their Affiliates, pay such proceeds over to the Company Group.
(d)With respect to all open, closed, new and re-opened claims covered under Sellers’ and their Affiliates’ U.S. workers’ compensation and employers’ liability Insurance Policies or comparable workers’ compensation self-insurance programs relating to employees arising from occurrences prior to the Closing Date, Buyer will, or will cause each Company Group Member to, promptly reimburse Sellers and their Affiliates for all claim payments, costs and expenses relating to such claims, as well as any catastrophic coverage charges, overhead, claim handling and administrative costs, Taxes, surcharges, state assessments and other related costs, in each case irrespective of whether such claims are made by a Company Group Member, Company Employees, or third parties. Any payments, costs and adjustments required to be made pursuant to this Section 6.17 will be billed quarterly and payable within 30 days from receipt of invoice, according to the terms outlined in the Transition Services Agreement.
(e)No payments due under this Section 6.17 will affect, be affected by, or be subject to set off against any adjustment to the Purchase Price.
Section 6.18[Reserved].
Section 6.19Non-Competition.
(a)Except as permitted by Section 6.19(b), for three years after the Closing Date (the “Noncompete Period”), neither Seller shall, and each Seller shall cause its Affiliates not to, directly or indirectly, either for itself or for any other Person, own, manage, control, participate in, or in any other manner engage in all or any portion of the Covered Business, which, solely for purposes of this Section 6.19, will exclude (i) the Retained Businesses, (ii) any reasonable expansion of the Retained Businesses and (iii) the Sunquest Business. For purposes of this Section 6.19, the term “participate” includes any direct or indirect interest in any enterprise, whether as an officer, director, employee, partner, sole proprietor, agent, representative, independent contractor, seller, franchisor, franchisee, creditor, or owner. For the Noncompete Period, neither Sellers shall, and each Seller shall cause its Affiliates not to, directly or indirectly through another Person (x) call on, solicit, or service any customer, supplier or other material business relation of any Company Group Member (a “Business Client”) with respect to products or services that have been provided by any Company Group Member or are currently being provided by any Company Group Member or which any Company Group Member has a proof of concept and is currently in the process of developing or (y) encourage, induce or solicit, or attempt to encourage, induce or solicit, any Business Client to cease doing, or significantly reduce, business with any Company Group Member; provided, however, that this Section 6.19(a) shall not preclude either Seller or any of its respective Affiliates from placing general advertisements not specifically directed at any of the Business Clients or from servicing any Business Client who responds to such general advertisement.
(b)Sellers and their respective Affiliates shall not be prohibited from:
(i)acquiring or holding all or any portion of the assets or equity interests of any Person engaged in the Covered Business so long as such Covered Business does not account for more than 10% of the revenues of such assets or such Person (based on the latest relevant annual financial statements); provided, that Sellers shall, or, if applicable, shall cause their respective Affiliates to, use commercially reasonable efforts to (A) limit the scope of such Covered Business or (B) divest a portion of the assets that constitute such Covered Business, in each case, within six months after the revenue threshold set forth in this Section 6.19(b)(i) has been exceeded and solely to the extent required to comply with the revenue thresholds set forth in this Section 6.19(b)(i);
(ii)acquiring, holding of investments or owning, directly or indirectly, any voting stock, capital stock or other voting equity interest of any Person engaged in the Covered Business, so long as such ownership interest represents not more than 10% of the aggregate voting power of such Person;
(iii)continuing to engage in (A) the Retained Businesses or (B) any reasonable expansion of the Retained Businesses; or
(iv)performing their obligations or exercising their rights under this Agreement.
(c)During the Noncompete Period, neither Seller shall, and each Seller shall cause its Affiliates not to, directly or indirectly through another Person (i) encourage, induce, solicit or attempt to encourage, induce or solicit any officer, director or employee (of senior manager level or above) of any Company Group Member to leave the employ of such Company Group Member or (ii) hire or employ any Person who was an officer, director or employee (of senior manager level or above) of any Company Group Member at any time during the six month period immediately prior to the date of this Agreement; provided, however, that this Section 6.19(c) shall not preclude any Seller or its Affiliates from placing general solicitations not specifically directed at any of the officers, directors or employees of the Company Group or from hiring or employing any Person, including any Person who was an officer, director or employee (of senior manager level or above), who responds to such general solicitations.
(d)Each Seller acknowledges and represents (on behalf of itself and its Affiliates) that: (i) sufficient consideration has been given by each party to this Agreement to the other as it relates hereto; (ii) such Seller and its Affiliates have consulted with independent legal counsel regarding its rights and obligations under this Section 6.19; (iii) such Seller and its Affiliates fully understand the terms and conditions contained herein; (iv) the scope of the Covered Business is independent of location (such that it is not practical to limit the restrictions contained in this Section 6.19 to a specified country, city or part thereof); (v) the restrictions and agreements in this Section 6.19 are reasonable in all respects and necessary for the protection of the Company and each of its Subsidiaries and their respective confidential information and goodwill and that, without such protection, the Company Group customer and client relationship and competitive advantage would be materially adversely affected; and (vi) the agreements in this Section 6.19 are an essential inducement to Buyer to enter into this Agreement and they are in addition to, rather than in lieu of, any similar or related covenants to which either Seller is party or by which it is bound.
(e)If at any time a court or arbitrator’s award holds that the restrictions in this Section 6.19 are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area.
Section 6.20Financing.
(a)Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things reasonably necessary to arrange and cause the Company Group to obtain the Financing on a timely basis (taking into account the anticipated timing of the Marketing Period) on terms and conditions not less favorable to Buyer and its Affiliates (including, after the

Closing, the Company Group) than those contained in the applicable Commitment Letters and the Fee Letter (including any “market flex” provisions that are contained in the Fee Letter), including using reasonable best efforts to (i) maintain in effect the applicable Commitment Letters (subject to Buyer’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Commitment Letters in accordance herewith), (ii) cause the Company Group to enter into definitive agreements with respect to the Debt Commitment Letter (such definitive agreements being referred to as the “Debt Financing Agreements”) on terms and conditions not less favorable to Buyer and its Affiliates (including, after the Closing, the Company Group) than those contained in the Debt Commitment Letter and the Fee Letter (including any such “market flex” provisions contained in the Fee Letter), provided that such Debt Financing Agreements shall not, without the prior written consent of Sellers (not to be unreasonably withheld, conditioned or delayed) impose new or additional conditions, or otherwise replace, amend, supplement or modify any of the conditions, to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (B) materially delay or prevent the Closing, (iii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) or obtain, and use reasonable best efforts to cause the Debt Financing Sources to provide, the waiver of all conditions applicable to Buyer contained in the applicable Commitment Letters (or any definitive agreements related thereto) that are within Buyer’s control, (iv) enforce its rights under the Commitment Letters or the Debt Financing Agreements and (v) cause the Company Group to consummate the Financing contemplated by the Commitment Letters and the Fee Letter substantially concurrently with the Closing. Buyer shall keep Sellers informed upon request on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Buyer shall give Sellers prompt notice upon having knowledge of any material breach by any party to any of the Commitment Letters or any termination of, or failure to satisfy any condition precedent that has not been waived set forth in, any of the Commitment Letters. Buyer will promptly (and in any event within two Business Days of receipt) provide the Sellers with any material notices from the Debt Financing Sources relating to the availability of the Debt Financing at the Closing.
(b)Other than as set forth in this Section 6.20(b) or Section 6.20(c), prior to the Closing, Buyer shall not, without the prior written consent of Sellers (not to be unreasonably withheld, conditioned or delayed), replace, amend, supplement, modify or amend and restate (or enter into any consent, waiver or forbearance with respect to) any provision of the Commitment Letters (it being understood that the exercise of any “market flex” provisions contained in the Fee Letter shall not be deemed a replacement, amendment, supplement, modification or waiver) to the extent such replacement, amendment, supplement, modification or waiver would (i) reduce the aggregate amount of the Financing such that Buyer and the Company Group would not or do not have sufficient cash proceeds to permit (I) the Company Group to pay the Estimated Distribution Amount on the Closing Date and (II) Buyer to pay the Purchase Price on the Closing Date or (ii) impose new or additional conditions, or otherwise replace, amend, supplement or modify any of the conditions, to the receipt of the Financing, in each case, in a manner that would reasonably be expected to (A) make the funding of the Financing (or the satisfaction of the conditions to obtaining the Financing) less likely to occur or (B) materially delay or prevent the Closing; provided that Buyer may replace, amend, supplement or modify the Debt Commitment Letter to add as parties thereto lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) that have not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such replacement, amendment, supplement or modification may be reduced in the amount of such additional party’s commitments); provided, further, that Buyer shall notify Sellers in writing of any such replacement, amendment, supplement or other modification of, or waiver of any provision or remedy under, any Commitment Letter reasonably promptly, and in any event within two Business Days, after the time such replacement, amendment, supplement, modification or waiver is agreed. Upon any such replacement, amendment, supplement, other modification or amendment and restatement of, or consent, waiver or forbearance under, the Equity Commitment Letter or Debt Commitment Letter in accordance with this Section 6.20, the term

“Equity Commitment Letter” or “Debt Commitment Letter”, as applicable thereto, shall mean such Commitment Letter as so replaced, amended, supplemented, modified, amended and restated, consented to, waived or forborne (and consequently the terms “Debt Financing”, “Equity Financing” and “Financing” shall mean the Equity Financing and the Debt Financing contemplated by such Commitment Letters as so replaced, amended, supplemented, modified amended and restated, consented to, waived or forborne) and the term “Lenders” shall mean the lenders party to such Debt Commitment Letter as so replaced, amended, supplemented, modified, amended and restated, consented to, waived or forborne.
(c)If all or any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter and the Fee Letter (including any “market flex” provisions that are contained in the Fee Letter) (other than as a result of Sellers’ breach of any provision of this Agreement, or failure to satisfy the conditions set forth in Section 7.1 or Section 7.3), Buyer shall (i) promptly, and in any event within two Business Days, notify Sellers of such unavailability and (ii) use its reasonable best efforts to arrange and cause the Company Group to obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount such that the aggregate funds that would be available to (i) the Company Group at the Closing will be sufficient to pay the Estimated Distribution Amount on the Closing Date and (ii) Buyer at the Closing will be sufficient to pay the Purchase Price on the Closing Date (the “Alternative Financing”); provided that Buyer shall not be required to arrange or cause the Company Group to obtain any Alternative Financing having terms and conditions (including “market flex” provisions) less favorable to Buyer and its Affiliates (including, after the Closing, the Company Group) than those contained in the Debt Commitment Letter and the Fee Letter; provided, further, that (i) Buyer will cooperate reasonably and in good faith with Sellers in the negotiation of the terms of any such Alternative Financing, which shall include providing the proposed terms of such Alternative Financing to Sellers and considering in good faith Sellers’ reasonable feedback and comments on such terms (it being understood and agreed that decisions regarding the terms of any such Alternative Financing shall be in the sole discretion of Buyer), and (ii) Buyer shall deliver to Sellers complete and correct copies of all replacements, amendments, supplements, other modifications or agreements pursuant to which any Alternative Financing shall be made available to Buyer reasonably promptly after the time such replacements, amendments, supplements, other modifications or agreements are agreed, and in any event within two Business Days. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing (and consequently the term “Financing” shall include the Equity Financing and the Alternative Financing), the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include the commitment letter with respect to such Alternative Financing (and consequently the term “Commitment Letters” shall include the Equity Commitment Letter and the commitment letter with respect to such Alternative Financing), and the term “Lenders” as used in this Agreement shall be deemed to include the lenders party to the commitment letter with respect to such Alternative Financing.
(d)During the period between the date hereof and the Closing Date, upon the reasonable request of Buyer, and at Buyer’s sole cost and expense to the extent subject to the expense reimbursement provisions in the last two sentences of this Section 6.20(d), Sellers shall, and shall cause their respective Affiliates (including the Company Group) to, and shall use reasonable best efforts to cause any of their and their respective Representatives to, provide customary cooperation in connection with Buyer’s arrangement and coordination of the Debt Financing, including:
(i)furnishing Buyer and the Debt Financing Sources, as promptly as reasonably practicable, all Required Information; provided that Sellers shall not be required to prepare projections or other pro forma financial information (including any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments);

(ii)causing senior management of the Company Group, with appropriate seniority and expertise, at reasonable times upon reasonable notice, to assist in preparation and participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Debt Financing), presentations, road shows, sessions with rating agencies, due diligence sessions, drafting sessions and sessions between senior management and the Debt Financing Sources in connection with the Debt Financing;
(iii)(A) providing assistance with the preparation of materials for rating agency presentations, bank information memoranda, syndication memoranda, lender presentations and other customary marketing materials required in connection with the Debt Financing (collectively, the “Debt Marketing Materials”) and (B) providing customary authorization letters with respect to the Company Group authorizing the distribution of information to prospective lenders and investors (including customary 10b-5 and material non-public information representations), which will be in form reasonably acceptable to Sellers;
(iv)(A) obtaining documents and delivering notices reasonably requested by Buyer or the Debt Financing Sources relating to (1) the prepayment, termination or redemption (within the time periods required by the relevant governing agreement) of the existing Company Indebtedness and the release of related Liens and related guarantees and (2) the release of Liens on and guarantees by the Company Group of any existing Indebtedness of Parent and its Affiliates, including the payoff letters and releases provided for in Section 6.21 (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate any member of the Company Group to complete such prepayment prior to the occurrence of the Closing) and (B) promptly, and in any event no later than four Business Days prior to the Closing, providing all documentation and other information that any lender, provider or arranger of any Debt Financing has reasonably requested in connection with such Debt Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time), in each case, as requested at least nine Business Days prior to the Closing Date;
(v)(A) assisting in the preparation, execution and delivery of definitive financing documents, including any credit agreement, indentures, notes, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Debt Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company Group (in the form attached as Annex I to Exhibit D to the Debt Commitment Letter)) and other customary documents as may reasonably be requested by Buyer or the Debt Financing Sources and (B) facilitating the pledging of, granting of security interests in and obtaining perfection of any liens on collateral in connection with the Debt Financing, but in no event shall any of the items described in the foregoing (A) and (B) be effective until immediately prior to, as of or after the Closing;
(vi)assisting Buyer in benefiting from the existing lending relationships of Parent, Sellers and the Company Group;
(vii)cooperating with Buyer and Buyer’s efforts to obtain corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance

(including providing reasonable access to Buyer and its Representatives to all owned or leased real property) as reasonably requested by Buyer;
(viii)taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Buyer or any Debt Financing Source to permit the consummation of the Debt Financing; provided that no such actions shall be required to be effective prior to immediately prior to the Closing; and
(ix)cooperating with Buyer to satisfy the conditions precedent to the Debt Financing to the extent within the control of Parent, Sellers and the Company Group.
Notwithstanding anything in the foregoing sentence to the contrary, nothing in this Section 6.20(d) shall require such cooperation to the extent it would (1) unreasonably disrupt or interfere with the business or operations of the Company Group or (2) require Sellers or the Company Group to (s) make any representation, warranty or certification as to which Sellers in their good faith determine that such representation, warranty or certification is not true or correct, (t) provide, or cause to be provided, any legal opinion by the counsel of Sellers or Company Group, (u) provide any information or take any action to the extent it would result in a violation of Laws or loss of any attorney-client privilege, (v) agree to pay any fees or reimburse any expenses prior to the Closing Date unless such fees and expenses are subject to the expense reimbursement provisions set forth in the penultimate sentence of this paragraph below or to incur any other liabilities that are effective prior to the Closing Date (except to the extent such liabilities are subject to the indemnity set forth in the final sentence of this paragraph below); (w) give any indemnities that are effective prior to the Closing Date (except to the extent such indemnities are subject to the indemnity set forth in the final sentence of this paragraph below); (x) become subject to any obligation under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing that is effective prior to immediately prior to the Closing (except (I) the authorization letters set forth in clause (iii)(B) above, (II) the prepayment, termination, redemption or release documents and notices set forth in clause (iv)(A) above and (III) the “know-your-customer” and anti-money laundering documents contemplated by clause (iv)(B) above); (y) require their respective boards of directors or equivalent governing bodies to pass resolutions or consents to approve or authorize any such agreement with respect to the Financing prior to immediately prior to the Closing; or (z) subject to the parenthetical in clause (x) above, deliver any certificate or take any other action that would reasonably be expected to result in personal liability to a director, officer or other personnel, deliver any legal opinion or otherwise provide any information or take any action to the extent it would result in a loss or waiver of any privilege. Buyer (if the Closing does not occur) or the Company (if the Closing occurs) shall, promptly after written request by Sellers, reimburse Sellers and the Company Group for all costs and expenses (including, to the extent incurred at the request or consent of Buyer, reasonable attorneys’ fees) incurred by Sellers or the Company Group prior to the Closing Date in connection with the Financing, including the cooperation contemplated by this Section 6.20(d), but excluding any costs and expenses incurred in connection with the preparation of the Financial Statements. Buyer (if the Closing does not occur) or the Company (if the Closing occurs) shall indemnify Sellers and the Company Group from, against and in respect of all losses, damages, claims, costs or expenses (including reasonable attorneys’ fees) actually suffered or incurred by any of them in connection with the Financing and any information used in connection therewith to the fullest extent permitted by applicable Law, except to the extent that any of the foregoing (x) is finally judicially determined to have resulted from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, any Seller, any member of the Company Group or any of their respective directors, officers, employees, managers, consultants, accountants or other agents or representatives, as applicable, or (y) arises from information provided by any Seller, any member of the Company Group or any of their respective directors, officers, employees, managers, consultants, accountants or other agents or representatives, as applicable, containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(e)Sellers shall, and shall cause their respective Affiliates (including the Company Group) to, supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of Sellers or the Company Group, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.
(f)Sellers hereby consent to the reasonable use of their and the Company Group’s logos, names and trademarks in connection with the Debt Financing; provided that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage Sellers or the Company Group or the reputation or goodwill of Sellers or the Company Group.
(g)At the reasonable request of Buyer, Sellers shall cause Parent to use reasonable best efforts to file a Form 8-K with the SEC, disclosing information identified by Buyer relating to the Company Group for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material nonpublic information with respect to any of Buyer, the Parent, the Company Group or any of their respective Affiliates or any of their respective securities.
Section 6.21Transfer of Indebtedness Releases. Prior to or at the Closing, Sellers shall deliver, or cause to be delivered to Buyer, (a) executed copies of customary payoff letters, drafts of which will be provided to Buyer by Sellers no later than 3 Business Days prior to the Closing Date, from the agent, lenders and/or creditors for the existing Company Indebtedness, which payoff letters shall (i) provide for the payment in full of the total amount of outstanding Indebtedness due to such agent, lender and/or creditor as of the Closing (including accrued interest and any prepayment fees or penalties or other amounts due as a result of the consummation of the transactions contemplated by this Agreement), (ii) release any Liens and any guarantee obligations related to such Indebtedness and (iii) be in form and substance reasonably satisfactory to Buyer, and any termination statements or other releases as may be reasonably required to evidence the satisfaction of such Indebtedness and the release of associated Liens contemplated thereby, and (b) executed copies of customary releases, drafts of which will be provided to Buyer by Sellers no later than three Business Days prior to the Closing Date, from the agent, lenders and/or creditors under the Parent’s or its Affiliates’ Indebtedness, which releases shall (i) release the Company Group’s guarantee and collateral obligations thereunder, (ii) release any Liens on any assets of the Company Group thereunder and (iii) be in form and substance reasonably satisfactory to Buyer, and any termination statements or other releases as may be reasonably required to evidence the release of associated Liens contemplated thereby, along with any documents and notices reasonably requested by Buyer relating to such release of Liens and guarantees (within the time periods required by the relevant governing agreement) under such Indebtedness.
Section 6.22Transition Plan; Systems Separation.
(a)Promptly after the date hereof, and in any event within 30 days hereafter, Sellers and Buyer shall each appoint a transition team to:
(i)cooperate in good faith to develop a separation plan for separating the Company Group from the businesses of Sellers and their respective Affiliates (other than the Company Group) so as to minimize the impact of such separation on each party’s businesses; and
(ii)review, revise and update, where appropriate, the schedules to the Transition Services Agreement between the date hereof and Closing and any such mutually agreed upon revised and updated schedules will replace the corresponding schedules attached to the form of Transition Services Agreement.
(b)As soon as practicable after the date hereof, Sellers shall, and shall cause each of their respective Affiliates to, at the Sellers’ expense, in compliance with applicable Laws, use commercially reasonable efforts to separate logically and physically the IT Systems of Parent and its Affiliates (other than the Company Group) from the IT Systems of the Company Group, in such a manner that the IT Systems of the Company Group are not accessible to Parent and its Affiliates (other than the Company Group) and the IT Systems of Parent and its Affiliates (other than the Company Group) are not accessible to the Company Group, except as and to the extent such access is necessary for the provision or receipt of services pursuant to the Transition Services Agreement or as otherwise set forth therein, and shall protect the confidentiality of any confidential information of the Company Group, so long as Parent or any of its Affiliates (other than the Company Group) has access to such information, using the same confidentiality protections that Parent and its Affiliates (other than the Company Group) use for their own confidential information (but in no event less than a reasonable, diligent and prudent standard of care).
Section 6.23Shared Contracts.
(a)Except for Shared Contracts specifically addressed by the services provided under the Transition Services Agreement, from and after the date hereof, Sellers shall, and shall cause each of their respective Affiliates to, and, after the Closing, the Company Group shall, cooperate in good faith and use their reasonable best efforts to identify each Shared Contract and determine how to allocate the rights and obligations under any Shared Contract so that the Company Group can continue to operate their respective businesses substantially consistent with past practice, which may include assigning (in whole or in part) such Shared Contract to a member of the Company Group or assisting a member of the Company Group in negotiating a separate contract with the counterparty to such Shared Contract.
(b)Until such time as each Shared Contract identified pursuant to Section 6.23(a) is assigned or replicated, as applicable, Sellers shall, and shall cause each of their respective Affiliates to, cooperate with Buyer and the Company Group in any lawful and economically feasible arrangement to provide that the Company Group shall receive the benefits under any such Shared Contract allocated to the Company Group, including performance by a Seller or an Affiliate of such Seller as agent, provided that the Company Group shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent they would have been responsible therefor if such Shared Contract had been assigned or replicated.
Section 6.24Special Indemnity. Notwithstanding anything contained in this Agreement to the contrary, Seller and its Affiliates (other than the Company Group) shall indemnify and hold harmless the Company and its Affiliates with respect to any Losses imposed on, paid, sustained, incurred, suffered by or asserted against the Company or any of its Affiliates, whether in respect of a thirty-party claim, claims between the parties or otherwise, to the extent relating to or arising out of, based upon, resulting from or caused by the matters set forth in Schedule 6.24.
Section 6.25Parent Guarantee. Parent hereby unconditionally and irrevocably guarantees to Buyer the full and punctual payment of each and every amount due by Sellers and the performance of Sellers’ obligations under this Agreement. This is an absolute, unconditional, present and continuing guarantee of performance and not of collection, and Parent acknowledges and agrees that (i) this guarantee is full and unconditional, (ii) this guarantee shall be deemed a continuing guarantee and shall remain in full force and effect until the satisfaction in full of all payment and other obligations of Sellers and (iii) no release or extinguishment of Sellers’ obligations (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or the winding-up, liquidation, dissolution, merger or other incapacity or other restructuring of Sellers or any change in the status, control or ownership of Sellers, shall affect the continuing validity and enforceability of this guarantee. Parent hereby waives for the benefit of Buyer (A) any right to require Buyer, as a condition of payment or performance of Parent, to proceed against Sellers or pursue any other remedies whatsoever, and (B) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by applicable Law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Sellers.
Article VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES
Section 7.1    Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:
(a)Injunction. No Law or Order preventing the consummation of the Closing shall be in effect; and
(b)Regulatory Clearances. The Regulatory Clearances shall have been obtained.
Section 7.2    Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Sellers) at or prior to the Closing of the following conditions:
(a)Representations and Warranties. (i) The representations and warranties of Buyer contained in Article V (other than the Buyer Fundamental Warranties) shall be true and correct, disregarding all qualifiers as to materiality, in all material respects as of the date hereof and at and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing which only need be so true and correct as of such earlier date), except in each case for inaccuracies that would not individually or in the aggregate materially and adversely affect Buyer’s ability to perform its obligations under this Agreement, and (ii) the Buyer Fundamental Warranties shall be true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and at and as of the Closing as if made at and as of the Closing (other than Buyer Fundamental Warranties that speak as of a specific date prior to the Closing which only need be so true and correct as of such earlier date).
(b)Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and
(c)Buyer Officer’s Certificate. An authorized officer of Buyer shall have executed and delivered to Sellers a certificate as to compliance with the conditions set forth in Section 7.2(a) and Section 7.2(b).
Section 7.3    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by it) at or prior to the Closing of the following conditions:
(a)Representations and Warranties. (i) The representations and warranties of Sellers contained in Article III and Article IV (other than the Seller Fundamental Warranties) shall be true and correct, disregarding all qualifiers as to materiality and Material Adverse Effect, in all respects as of the date hereof and at and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing which only need be so true and correct as of such earlier date), except in each case for inaccuracies that would not, individually or in the aggregate, have a Material Adverse Effect

(provided that the “Material Adverse Effect” reference in Section 3.7 and any reference to materiality in the definition of “Material Contract” shall not be disregarded), and (ii) the Seller Fundamental Warranties shall be true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and at and as of the Closing as if made at and as of the Closing (other than Seller Fundamental Warranties that speak as of a specific date prior to the Closing, which only need be so true and correct as of such earlier date);
(b)Performance of Obligations. Sellers shall have performed in all material respects their obligations under this Agreement required to be performed by Sellers at or prior to the Closing pursuant to the terms hereof;
(c)Sellers Officer’s Certificate. An authorized officer of Sellers shall have executed and delivered to Buyer a certificate as to Sellers’ compliance with the conditions set forth in Section 7.3(a) and Section 7.3(b); and
(d)Restructuring. Sellers and their applicable Affiliates shall have completed the Restructuring.
(e)Audited Financial Statements. The audited financial statements to be included in the Required Information shall not have failed to satisfy the requirements set forth on Schedule 7.3(e).
Article VIII

TERMINATION
Section 8.1Termination. This Agreement may be terminated at any time at or prior to the Closing:
(a)in writing, by mutual consent of Buyer and Sellers;
(b)by written notice from Buyer to Sellers if any of the conditions set forth in Section 7.1 or Section 7.3 will have become incapable of fulfillment and will not have been waived in writing by Buyer, so long as such failure to satisfy the conditions is not primarily the result of a breach by Buyer of this Agreement;
(c)by written notice from Sellers to Buyer if any of the conditions set forth in Section 7.1 or Section 7.2 will have become incapable of fulfillment and will not have been waived in writing by Sellers, so long as such failure to satisfy the conditions is not primarily the result of a breach by Sellers of this Agreement;
(d)by written notice by Buyer or Sellers if the Closing has not occurred on or prior to January 31, 2023 (the “Outside Date”);
(e)by written notice by Sellers if (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be fulfilled by actions taken at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date) have been satisfied or waived, (ii) Sellers have irrevocably confirmed in writing that they are ready, willing and able to consummate the Closing and (iii) Buyer fails to consummate the Closing within two (2) Business Days following the first date the Closing should have occurred pursuant to Section 2.3; or
(f)by written notice by Buyer if Sellers have failed to deliver the amendment substantially in the form attached hereto as Exhibit 8.1(f) within eight (8) Business Days of the date hereof.

Section 8.2    Procedure and Effect of Termination. Except as otherwise set forth in this Section 8.2, in the event of the termination of this Agreement and the abandonment of the transactions contemplated by this Agreement pursuant to Section 8.1, written notice thereof will forthwith be given by the Party so terminating to the other Parties, and this Agreement will terminate and become void and have no effect and the transactions contemplated hereby will be abandoned without further action by any Party and without any Liability on the part of any Party or its directors, officers, employees, Affiliates, agents or other Representatives, other than Liability of a Party, as the case may be, for any Willful Breach of this Agreement occurring prior to such termination. If this Agreement is terminated pursuant to Section 8.1:

(a)each Party will redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated by this Agreement, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, will destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Parties will be treated in accordance with the Confidentiality Agreement and Section 6.3(c);
(b)all filings, applications and other submissions made pursuant hereto will, to the extent practicable, be withdrawn from the agency or other Person to which made;
(c)notwithstanding any provision in this Agreement to the contrary, the obligations provided for in this Section 8.2 and Section 6.2(c) (Access to Information) Section 6.6 (Public Announcements), Section 10.1 (Fees and Expenses), Section 10.2 (Notices), Section 10.3 (Severability), Section 10.5 (No Third Party Beneficiaries), Section 10.8 (Consent to Jurisdiction), Section 10.9 (Waiver of Jury Trial), Section 10.10 (Governing Law) and Section 10.19 (No Recourse for Debt Financing Sources) hereof and in the Confidentiality Agreement will survive any such termination;
(d)notwithstanding anything set forth in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement will survive the termination of this Agreement for a period of five years following the date of such termination and the term of the Confidentiality Agreement will be automatically amended to be extended for such additional five year period;
(e)if this Agreement is terminated by (i) Sellers pursuant to Section 8.1(c) (as a result of the conditions set forth in Section 7.2(a) or Section 7.2(b) having become incapable of fulfillment) or Section 8.1(e), or (ii) Sellers or Buyer pursuant to Section 8.1(d) and, at the time of such termination, Sellers would have been entitled to terminate this Agreement pursuant to Section 8.1(c) (as a result of the conditions set forth in Section 7.2(a) or Section 7.2(b) having become incapable of fulfillment) or Section 8.1(e), then Buyer will pay, or cause to be paid, to Sellers an amount equal to $107,100,000 (such amount, the “Termination Fee”), by wire transfer of immediately available funds within five Business Days following such termination to a bank account nominated by Sellers as at the date of termination. In no event shall Buyer be required to pay the Termination Fee on more than one occasion. The Parties acknowledge and agree that (i) the fees and other provisions of this Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee, if and when paid, will constitute liquidated damages (and not a penalty) and the sole and exclusive remedy of Sellers, any member of the Company Group or any of their respective Affiliates against Buyer, its Affiliates and the Debt Financing Sources for all Liabilities, losses and damages in respect of this Agreement or the transactions contemplated hereby, and (iii) without these agreements, the Parties would not have entered into this Agreement. If Buyer fails to pay the Termination Fee when due, (x) such fee will accrue interest for the period commencing on the sixth Business Day following the termination of this Agreement through the date the Termination Fee is actually paid, at a rate equal to (i) the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks on the date this Agreement is terminated plus (ii) two percentage points (2.0%), (y) Buyer will also pay to Sellers in addition to the Termination Fee and such other amounts, all of Sellers’ costs and out-of-pocket expenses (including attorneys’ fees) incurred in connection with all actions to collect the Termination Fee and Interest, if any, and (z) Buyer will also make any reimbursement or indemnification payments pursuant to the last two sentence of Section 6.20(d) (such interest, costs, expenses, reimbursement and indemnification described in the preceding clauses (x), (y) and (z), up to a maximum of $5,000,000 in the aggregate, the “Enforcement and Reimbursement Costs”); provided that in no event shall the aggregate amount of interest, costs, expenses, reimbursement and indemnification payable by Buyer pursuant to clauses (x), (y) and (z) exceed $5,000,000. Notwithstanding anything to the contrary in this Agreement, in the event the Closing does not occur, if Buyer breaches this Agreement (whether willfully (including any Willful Breach), intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully (including any Willful Breach), intentionally, unintentionally or otherwise), then, except for Sellers’ rights to seek specific performance in accordance with Section 10.12 and Sellers’ rights under the Limited Guarantee, the sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) of Sellers, Parent, the Company or any of their respective Affiliates and any of their respective former, current or future directors, managers, general or limited partners, officers, employees, members, stockholders, equityholders, Affiliates, financial advisors, auditors, agents, counsel or other Representatives (collectively, together with their respective successors and assigns, the “Seller Related Parties”) against Buyer, the Sponsor, the Debt Financing Sources (without limitation of Section 10.19) or any of their respective Affiliates and any of their respective former, current or future directors, managers, general or limited partners, officers, employees, members, stockholders, equityholders, Affiliates, financial advisors, auditors, agents, counsel or other Representatives (collectively, together with their respective successors and assigns, the “Buyer Related Parties”) for any breach (whether willfully (including any Willful Breach) intentionally, unintentionally or otherwise), loss, damage or failure to perform (including any Willful Breach) under this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of the transactions contemplated hereby or the Debt Commitment Letter, Fee Letter or Debt Financing Agreements or any oral representation made or alleged to have been made in connection herewith or therewith shall be for Sellers to terminate this Agreement as provided herein and receive payment of the Termination Fee, if payable pursuant to this Section 8.2(e), and, if applicable, Enforcement and Reimbursement Costs, and upon payment of such amounts (i) no Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement or any certificate or other document delivered in connection herewith or any oral representation made or alleged to have been made in connection herewith or therewith (whether in equity or at law, in contract, in tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise) and (ii) no Seller Related Party shall be entitled to bring or maintain, and in no event shall support, facilitate or encourage the bringing of, any Action (under any legal theory, whether sounding in law or in equity (in each case whether for breach of contract, in tort or otherwise)) against a Buyer Related Party with respect to, arising out of, or in connection with this Agreement or any certificate or other document delivered in connection herewith (including any Action relating to the Debt Financing, the Equity Financing or the Limited Guarantee or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof, or any matters forming the basis for such termination) (in any case, whether willfully, intentionally, unintentionally or otherwise), and Sellers shall cause any such Action pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination and in any event within two Business Days after the payment of such amounts. In no event shall any Seller or the Company seek on its own behalf or on behalf of any Seller Related Party any damages from, or otherwise bring any Action against, any Buyer Related Party in connection with this Agreement or the transactions contemplated hereby (including any Action relating to the Debt Financing or the Debt Financing Agreements), other than an Action to recover the Termination Fee and, if applicable, Enforcement and Reimbursement Costs, to enforce Sellers’ rights under the Limited Guarantee in accordance with its terms or for specific performance in accordance with Section 10.12. For the avoidance of doubt, while Sellers may pursue both a grant of specific performance (other than against any Debt Financing Source) and the payment of the Termination Fee, (x) under no circumstances shall Sellers or the Company be entitled to monetary damages, except, solely to the extent required by this Section 8.2(e), the Termination Fee and (y) under no circumstances shall Sellers or the Company be permitted or entitled to receive both a grant of specific performance pursuant to Section 10.12(b) and any portion of the Termination Fee.
Article IX

SURVIVAL; DAMAGES
Section 9.1    Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement and in any certificate or other writing delivered pursuant hereto will terminate effective as of the Closing, and thereafter there will be no Liability on the part of, nor will any claim be made by, any Party or any of their respective Affiliates in respect thereof, (b) except with respect to covenants under Section 6.8 (Tax Matters), after the Closing, there will be no Liability on the part of, nor will any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing and (c) the covenants in this Agreement to be performed at or following the Closing will survive the Closing in accordance with their respective terms only for such period as will be required for the Party required to perform under such covenant to complete the performance required thereby; provided that: (x) each of the Buyer Fundamental Warranties and each of the Seller Fundamental Warranties (excluding the Seller Fundamental Tax Warranties) will survive the Closing of this Agreement until the expiration of the applicable statute of limitations; (y) the Seller Fundamental Tax Warranties and Section 6.8 (Tax Matters) will survive the Closing of this Agreement until 30 days following the expiration of the applicable statute of limitations; and (z) Section 5.7 (Independent Review), Section 6.2(c) (Confidentiality), Section 6.15 (Release), Article X (other than Section 10.12) and this Section 9.1 will survive the Closing of this Agreement indefinitely. Notwithstanding the foregoing, nothing in this Section 9.1 or otherwise in this Agreement shall limit any claim against any Person with respect to fraud.
Section 9.2    Damages. In no event will a Party be liable to another Party for (a) any speculative or remote damages that would not otherwise be recoverable for breach of a contract under Law or (b) punitive or exemplary damages.
Article X

MISCELLANEOUS
Section 10.1Fees and Expenses. Except as otherwise expressly provided herein, at the Closing (and/or as promptly as reasonably practicable following the Closing) upon receipt of invoices from Buyer, the Company shall, or shall cause one of the Company Group Members to, without duplication, (a) pay or, as appropriate, reimburse Buyer for all Buyer Transaction Expenses (excluding fees, costs, expenses and other amounts required to be paid pursuant to, or in connection with, the Debt Financing, which are covered by clause (b) below) payable by Buyer; provided that in no event shall the aggregate amount of fees, costs and expenses payable by the Company pursuant to this clause (a) for the period of time up to and including the date hereof exceed $45,000,000 (which, for the avoidance of doubt, shall include all investment bank fees), and (b) pay all fees, costs, expenses and other amounts required to be paid pursuant to, or in connection with, the Debt Financing, in each case by wire transfer of immediately available funds to the account(s) designated in writing by Buyer or the Lenders, as the case may be, at least two days before the Closing. Except as provided in the preceding sentence or otherwise expressly provided herein, each Party to this Agreement will bear and pay all fees, costs and expenses (including legal and accounting fees) that have been incurred or that are incurred by such Party in connection with the transactions contemplated by this Agreement; provided, however, that Sellers will be responsible for all Company Transaction Expenses in the manner provided for in Article II.

Section 10.2    Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement will be in writing and will be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; (c) overnight mail; or (d) email transmission. Notices will be sent to the appropriate Party at its address given below (or at such other address for such Party as will be specified by notice given hereunder):
If to Buyer, to:

c/o Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, New York 10152
Attention:    Andrew Campelli
    Mike Pratt
Email:    acampelli@cdr-inc.com
    mpratt@cdr-inc.com
with a copy (which will not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:    Kevin A. Rinker
    Kevin M. Schmidt
    Uri Herzberg
Email:    karinker@debevoise.com
    kmschmidt@debevoise.com
    uherzberg@debevoise.com
If to Sellers, to:

Roper Technologies, Inc.
6901 Professional Parkway
Suite 200
Sarasota, Florida 34240-8457
Attention:    General Counsel
Email:    JStipancich@ropertech.com
with a copy (which will not constitute notice) to:

Jones Day
1221 Peachtree Street
    Suite 400
Atlanta, Georgia 30361
Attention:    William J. Zawrotny
Email:    wjzawrotny@jonesday.com

All such notices, requests, demands, waivers and communications will be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) refusal of the addressee to accept delivery thereof.
Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
Section 10.4    Binding Effect; Assignment. This Agreement and all of the provisions hereof will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned, directly or indirectly, including by operation of Law, by any Party without the prior written consent of the other Parties; provided, however, that Buyer may, without the consent of Sellers, assign (i) the right to acquire all or part of the Purchased Equity Interests to one or more wholly-owned Subsidiaries of Buyer but Buyer will not be relieved of any of its Liabilities under this Agreement and (ii) any and all of its rights under this Agreement to any Debt Financing Sources pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing.
Section 10.5    No Third Party Beneficiaries. This Agreement is exclusively for the benefit of Sellers, and its successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer, and its respective successors and permitted assigns, with respect to the obligations of Sellers, under this Agreement, and this Agreement will not be deemed to confer upon or give to any other third party any remedy, claim, Liability, reimbursement, Action or other right, except as provided in Section 10.11; provided that the Debt Financing Sources shall be express third-party beneficiaries of, and shall be entitled to rely upon, Section 8.2(c), Section 8.2(e), Section 9.1 (as it relates to the survival of provisions of Article X of this Agreement), Section 10.4, this Section 10.5, Section 10.9, Section 10.10, Section 10.14 and Section 10.19, and each Lender may enforce such provisions to the extent relating to the rights or obligations of the Debt Financing Sources.
Section 10.6    Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and will not in any way affect the meaning or interpretation of this Agreement.
Section 10.7    Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Ancillary Agreements and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.
Section 10.8    Consent to Jurisdiction. Each Party hereby irrevocably agrees that any Legal Dispute will be brought only in the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Legal Dispute and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Legal Dispute in any such court or that any such Legal Dispute that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10.8 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, will be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and will not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such Legal Dispute may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Legal Dispute is brought in an inconvenient forum or (e) the venue of Legal Dispute is improper. A final judgment in any Legal Dispute described in this Section 10.8 following the expiration of any period permitted for appeal and subject to any stay during appeal will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.
Section 10.9    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT, THE DEBT FINANCING OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
Section 10.10    Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.
Section 10.11    Waiver of Conflicts; Privilege.
(a)Each of the Parties acknowledges and agrees that Jones Day (“JD”) has acted as counsel to each of the Company Group and Sellers in connection with the negotiation of this Agreement and consummation of the transactions contemplated by this Agreement. Buyer hereby consents and agrees to, and agrees to use its reasonable best efforts to cause the Company Group to consent and agree to, JD representing Sellers and any of their Affiliates (collectively, the “Seller Parties”) after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Buyer and its Subsidiaries (including the Company Group) regarding this Agreement. In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause the Company Group to irrevocably waive and not to assert in any dispute regarding this Agreement any conflict of interest arising from or in connection with JD’s representation of the Seller Parties in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby prior to and after the Closing. Buyer represents that Buyer’s attorney has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against JD, and Buyer’s consent with respect to this waiver is fully informed.
(b)Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Company Group, that all communications subject to any attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties, in any form or format whatsoever between or among JD, on one hand, and any Company Group Member or any of its or their respective directors, officers, employees or other Representatives, on the other hand, to the extent relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Deal Communications”) will be deemed to be retained and owned collectively by the Seller Parties, will be controlled by Sellers on behalf of the Seller Parties and will not pass to or be claimed by Buyer or the Company Group.
(c)Notwithstanding the foregoing, if a dispute arises between Buyer or any Company Group Member, on the one hand, and a third party other than Sellers, on the other hand, Buyer or the Company Group Member may assert the attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Buyer nor any Company Group Member may waive such privilege without the prior written consent of Sellers, such consent not to be unreasonably withheld, conditioned or delayed. If Buyer or any Company Group Member is legally required by any Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications following the Closing, Buyer will as soon as reasonably practicable notify Sellers in writing (including by making specific reference to this Section 10.11) so that Sellers can seek a protective order and Buyer agrees to use commercially reasonable efforts, at the Seller Parties’ expense, to assist therewith.

(d)To the extent that files or other materials maintained by JD that contain Privileged Deal Communications constitute property of its clients, only the Seller Parties will hold such property rights and JD will have no duty to reveal or disclose any Privileged Deal Communications contained in such files or other materials or any other Privileged Deal Communications by reason of any attorney-client relationship between JD, on the one hand, and the Company Group, on the other hand.
(e)Buyer agrees that it will not, and the Company agrees that it will cause each of the Company Group Members not to, use any Privileged Deal Communications against the Seller Parties in connection with any dispute between Sellers, on the one hand, and Buyer and the Company Group, on the other hand, with respect to this Agreement or any of the transactions contemplated by this Agreement.
(f)This Section 10.11 is for the benefit of JD and JD is an intended third-party beneficiary of this Section 10.11. This Section 10.11 will be irrevocable, and no term of this Section 10.11 may be amended, waived or modified, without the prior written consent of JD.
Section 10.12    Specific Performance.
(a)The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly, subject to Section 10.12(b), the Parties agree that, in addition to any other remedies, each Party will be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.
(b)Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that, prior to a valid termination of this Agreement in accordance with Section 8.1, Sellers shall be entitled to seek specific performance to cause Buyer to (x) draw down the Closing Commitment (as defined in the Equity Commitment Letter) portion of the Equity Financing pursuant to the terms and subject to the conditions of the Equity Commitment Letter and/or to consummate the Closing, in each case, if and only if, each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived by Buyer at the time when the Closing is required to occur pursuant to Section 2.3 (other than those conditions that by their nature, are to be fulfilled by actions taken at the Closing, each of which must be capable of being satisfied at the Closing), (ii) the Debt Financing has been or would be funded at the Closing in accordance with the terms of the Debt Commitment Letter assuming the Equity Financing is funded, (iii) Buyer fails to consummate the Closing at the time when the Closing is required to occur pursuant to Section 2.3, (iv) Sellers are ready, willing and able to consummate the Closing and have irrevocably confirmed in a written notice that if specific performance is granted and the Financing is funded, then the Closing will occur and (v) Buyer fails to consummate the Closing within three Business Days following the delivery of the written notice specified in clause (iv) above and (y) draw down the Earnout Commitment (as defined in the Equity Commitment Letter) portion of the Equity Financing pursuant to the terms and subject to the conditions of the Equity Commitment Letter if, and only if, each of the following conditions has been satisfied: (I) the Closing has occurred, (II) an Earnout Amount is payable pursuant to Section 2.9(c) and (III) Buyer fails to pay the Earnout Amount within three Business Days following the date on which such payment is required to be made pursuant to Section 2.9(c).
Section 10.13    Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by email transmission will be as effective as delivery of a manually executed counterpart of the Agreement.
Section 10.14    Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties; provided that, to the extent any amendment or waiver to Section 8.2(c), Section 8.2(e), Section 9.1 (as it relates to the survival of provisions of Article X of this Agreement), Section 10.4, Section 10.5, Section 10.9, Section 10.10, this Section 10.14 or Section 10.19 (and with respect to any of the foregoing sections, any of the defined terms used therein) is sought which is adverse to the rights of the Debt Financing Sources, the prior written consent of the Lenders shall be required before such amendment or waiver is rendered effective.
Section 10.15    Schedules. Disclosure of any fact or item in any Schedule referenced by a particular Section in this Agreement will be deemed to have been disclosed with respect to every other Section in this Agreement to the extent it is reasonably apparent on its face that the disclosure of such matter is applicable to such Section. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party will use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.
Section 10.16 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.
Section 10.17    Bulk Sales Laws. Sellers and Buyer each hereby waive compliance by Sellers with the provisions of the “bulk sales,” “bulk transfer” or similar Laws of any state or any jurisdiction outside the United States.
Section 10.18    Language; Prevailing Documents. This Agreement has been, and the Ancillary Agreements will be, prepared in the English language. In case of any conflict or inconsistency between the English language version of such documents and any translation thereof made for any purpose, the English language version will govern the interpretation and construction of such documents, and for any and all other purposes, except as may be required by applicable Law. In the event that any of the terms of this Agreement conflict with any of the terms of the Ancillary Agreements, the terms of this Agreement will prevail.
Section 10.19    No Recourse for Debt Financing Sources.
(a)Notwithstanding anything to the contrary in this Agreement, each of Sellers (on behalf of itself and the other Seller Release Parties), the Company Group, Parent and their respective Affiliates and Representatives agrees: (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a Debt Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in (x) the courts of New York State sitting in the Borough of Manhattan or (y) the United States District Court for the Southern District of New York, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.2 shall be effective service of process against it for any such action brought in any such court, (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (v) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (vi) that, except as specifically set forth in the Debt Commitment Letter, any such action shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction and (vii) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 10.9.
(b)Notwithstanding anything to the contrary in this Agreement, Sellers (on behalf of itself and the other Seller Release Parties), the Company Group, Parent and their respective Affiliates (with respect to the Closing or the period prior to the Closing) (i) shall not have, and hereby waives, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise and (ii) agrees not to commence any litigation against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity and agrees to cause any such litigation asserted by Sellers and the Company (with respect to the Closing or the period prior to the Closing) (each on behalf of itself and its Affiliates and Representatives) in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby against any Debt Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to Sellers or the Company (with respect to the Closing or the period prior to the Closing) or their respective Affiliates in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, nothing in this Section 10.19(b) shall in any way limit or modify the rights and obligations of Buyer or any of its Affiliates under this Agreement or the Debt Commitment Letter, any Debt Financing Source’s obligations to Buyer or any of its Affiliates under the Debt Commitment Letter or any Debt Financing Source’s obligations to Buyer or any of its Affiliates (including, following the Closing Date, the Company Group) under the definitive agreements governing the Debt Financing.
[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

RIPIC HOLDCO INC.

By:	/s/ Chris Krieps
	Name:	Chris Krieps
	Title:	President

ROPER INTERNATIONAL HOLDING, INC.

By:	/s/ John K. Stipancich
	Name:	John K. Stipancich
	Title:	Vice President & Secretary

RIPIC EQUITY LLC

By:	/s/ John K. Stipancich
	Name:	John K. Stipancich
	Title:	Vice President & Secretary

ROPER TECHNOLOGIES, INC., solely for purposes of Section 6.25,

By:	/s/ John K. Stipancich
	Name:	John K. Stipancich
	Title:	Executive Vice President, General Counsel and Corporate Secretary

CD&R TREE DELAWARE HOLDINGS, L.P.

By:	CD&R Associates XI AIV, L.P., its general partner

By:	CD&R Investment Associates XI, Ltd., its general partner

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

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